Technical Report Update Pinson Gold Property Humboldt County, Nevada USA

By:

Gary Edmondo, Senior Consulting Geologist
Deanna McDonald, Geologist-Corporate Development
William R. Stanley, L.G., V.P. Exploration

of

Atna Resouces, Ltd.

Effective Date: June 1, 2007

TABLE OF CONTENTS

1.0	Summary	1
1.1	Executive Summary	1
1.1.1	Recommendations	2
1.2	Introduction	2
1.3	Property Exploration	4
1.4	Geological Setting	4
1.5	Pinson Project – Geology, Alteration, and Mineralization	5
1.6	Mineral Resource Estimation	5
1.7	Conclusions	7
1.8	Recommendations	8
1.9	Program and Budget	9
2.0	Introduction and Terms of Reference	10
2.1	Introduction	10
2.2.	Terms of Reference	10
3.0	Disclaimer	12
4.0	Property Description and Location	13
4.1	Location	13
4.2	Land Status and Agreements	14
4.2.1	Pinson Mining Company Agreement	15
4.2.2	Underlying Agreements – Unpatented Federal Mining Claims	18
4.2.3	Underlying Agreements – Patented Fee Lands	19
4.2.4	Underlying Agreements – Other Agreements	19
4.3	Royalty Summary	21
5.0	Accessibility, Climate, Local Resources, Infrastructure and Physiography	24
5.1	Accessibility	24
5.2	Climate	24
5.3	Local Resources and Infrastructure	24
5.3.1	Background	24
5.3.2	Physical Infrastructure	25
5.4	Adjacent Operations	25
5.5	Physiography, Flora, and Fauna	25
5.5.1	Physiography	25
5.5.2	Flora	25
5.5.3	Fauna	25
6.0	History	27
6.1	Summary	27
6.2	Initial Discovery	27
6.3	Pre-1970 Development	27
6.4	Cordex Syndicate Exploration and Development	27
6.5	Pinson Mining Company Exploration and Development	28
6.6	Homestake-Barrick Exploration	28
6.7	Pinson Project Production Summary	28
6.8	Atna Resources Exploration	30
7.0	Geological Setting	30
7.1	Regional Setting	30
7.2	Pinson Mine Setting	36
8.0	Deposit Type	39
8.1	Sediment-hosted, Carlin-type Gold System	39
9.0	Mineralization	41
9.1	Host Rocks and Structural Environment	41
9.2	Alteration	47
9.3	Mineralized Zone Configuration	48
9.4	Atna’s Phase 2 Program Interpretations	52
9.4.1	Range Front Mineralization	52
9.4.2	Ogee Zone Mineralization	55
10.0	Exploration	57
10.1.	Introduction	57
10.2	Geologic Mapping and Geochemical Sampling	57
10.3	Drilling	57
10.4	Trenching and Channel Sampling	58
10.5	Geophysics	58
10.6	Underground Drifting / Evaluation	59
10.6.1	Atna Underground Drifting / Evaluation	59
11.0	Drilling	61
11.1	Summary of Past and Present Programs	61
11.1.1	Drilling by Earlier Operators	61
11.1.2	Drilling by Atna Resources	61
11.2	Drilling methods	64
11.2.1	Reverse Circulation Rotary Drilling	68
11.2.2	Diamond Core Drilling	68
11.3	Logging	69
11.3.1	Reverse Circulation Rotary Chip Logging	69
11.3.2	Diamond Drill Core Logging	69
12.0	Sampling Method and Approach	70
12.1	Sampling Methods	70
12.1.1	Reverse Circulation Rotary	70
12.1.2	Diamond Core Drilling	70
12.2	Sample Quality – Recovery	70
12.2.1	Reverse Circulation Rotary	70
12.2.2	Core	70
12.3	Sample Interval	71
12.3.1	Reverse Circulation Rotary	71
12.3.2	Core	71
12.4	Sample Preparation, Quality Control Measures and Security	71
12.4.1	Sample Preparation and Quality Control Measures – RC Rotary Drilling	71
12.4.2	Sample Preparation and Quality Control Measures – Core Drilling	72
12.4.3	Security – Reverse Circulation and Core Samples	74
12.4.4	Sample Preparation	74
12.5	Certified Standard Insertion	75
12.5.1	Protocol	75
12.5.2	Summary of Results	76
12.6	Blank Sample Insertion	79
12.6.1	Protocol	79
12.6.2	Summary of Results	79
12.7	Duplicate Samples – Reverse Circulation Rotary	80
12.7.1	Protocol	80
12.7.2	Summary of Results	81
12.8	Check Assays of Mineralized Samples	82
12.8.1	Protocol	82
12.8.2	Summary of Results	83
12.9	Laboratory Quality Assurance and Control	87
12.10	Phase 2 QA/QC	88
12.10.1	Certified Standard Insertion	88
12.10.2	Phase 2 - Blank Sample Insertion	90
12.10.3	Duplicate Samples – Reverse Circulation Rotary	91
12.10.4	Check Assays of Mineralized Samples	93
12.10.5	Laboratory Quality Assurance and Control	94
13.0	Data Verification	96
13.1	Summary	96
13.2	Database of Previous Drilling	96
13.2.1	Table Names	96
13.2.2	Data Corrections	97
13.2.3	General description of pre-Atna assay results and procedures	99
13.3	Pulp Selection	100
13.4	Re-Assay Methods	100
13.4.1	Processing by Inspectorate	100
13.4.2	Processing by ALS Chemex	101
13.5	Re-Assay Results	102
13.6	Discussion	104
14.0	Database Audit	105
14.1	Analytical Data	105
14.1.1	Validation Process – Phase 1 Program	105
14.2	Analytical Data – Phase 2 Program	106
14.2.1	Validation Process – Phase 2 Program	106
14.3	Drill-hole Collar Location	107
14.3.1	Drill-hole Collar Location - Phase 1 Program	107
14.3.2	Drill-hole Collar Location - Phase 2 Program	107
15.0	Adjacent Properties	108
15.1	Summary	108
15.2	Preble Mine	108
15.3	Getchell/Turquoise Ridge Mine Complex	109
15.3.1	History	109
15.3.2	Geologic Setting	109
15.3.3	Gold Geology	110
15.4	Twin Creeks	111
15.4.1	Physiography	111
15.4.2	Stratigraphy	111
15.4.3	Structure	112
15.4.4	Erosion & Alluviation	112
15.4.5	Mineralization	113
15.4.6	Alteration	113
15.4.7	Twin Creeks Summary	114
16.0	Mineral Processing and Metallurgical Testing	115
16.1	Summary of Metallurgical Test Work	115
16.2	Processing Options	119
16.3	Possible Treatment Plants and Potential Costs	119
16.3.1	Treatment Plants	119
16.3.2	Potential Treatment Costs	120
16.4	Impurity Levels and Mineralized Material Types	120
16.4.1	Laboratory Classification of Metallurgical Mineralization Types	121
16.5	Planning and test work – general	123
17.0	Mineral Resources Estimates	124
17.1	March 2005 Resource Calculation	126
17.1.1	Geologic Model, Domains and Coding	126
17.1.1.1	Geologic Model	126
17.1.1.2	Domains and Coding	126
17.2	Available Data	133
17.3	Compositing	136
17.4	Exploratory Data Analysis	136
17.4.1	Basic Statistics by Domain	136
17.4.2	Contact Profiles	137
17.4.3	Histograms and Log-Probability Plots	139
17.4.4	Conclusions and Modeling Implications	145
17.5	Bulk Density Data	145
17.6	Evaluation of Outlier Grades	145
17.7	Variography	146
17.8	Model Setup and Limits	147
17.9	Interpolation Parameters	150
17.10	Validation	151
17.10.1	Visual Inspection	151
17.10.2	Model Checks for Change of Support	151
17.10.3	Comparison of Interpolation Methods	155
17.10.4	Swath Plots	155
17.11	Resource Classification	159
17.12	Economic and Technical Parameters Used for March 2005 Resource Analysis	164
17.13	March 2005 Mineral Resources	166
17.14	2007 Resource Revision	168
17.14.1	Resource Estimation Method	169
17.14.2	Data Analysis	170
17.14.3	Block model parameters	177
17.15	2007 Resource Estimates	178
17.15.1	2007 Range Front Resource Estimate	179
17.15.2	2007 Ogee Zone Resource Estimate	182
17.15.3	CX-West Resource Estimate	185
17.15.4	Comparison of March 2005 Estimate with 2007 Estimate	186
18.0	Other Relevant Data	189
18.1	Potential Mining Methods	189
18.2	Preliminary Geotechnical Evaluations	189
18.3	Potential Drift and Fill Mining Method Layout	190
18.4	Description of Potential Mine Development	193
18.5	Analysis of Ground Support Requirements	194
18.6	Required Backfill & Equipment	194
18.7	Dewatering	195
18.9	Infrastructure	195
18.9.1	Water Supply	195
18.9.2	Power Supply	195
18.9.3	Buildings	196
18.10	Environmental and Socio-Economic	196
18.10.1	Environmental	196
18.10.2	Environmental Permitting	198
18.10.3	Population, Demographics & Ethnicity	199
18.10.4	Employment	199
18.10.5	Workforce Qualifications	199
19.0	Conclusions	200
20.0	Recommendations	201
	References	202
	Appendices	205

FIGURES

Figure 4-1: Location Map of the Pinson Mine Project	14
Figure 4-2: Generalized Land Status Map	15
Figure 4-3: Detailed Land Status and Agreement Map	17
Figure 7-1: Regional Stratigraphy	32
Figure 7-2: Regional Geology	34
Figure 7-3: TectonoStratigraphy	35
Figure 7-4: Mine Site Geology	38
Figure 9-1: Geologic Cross Section 6800NE	44
Figure 9-2: Geologic Cross Section 7100NE	45
Figure 9-3: Geologic Cross Section 7700NE	46
Figure 9-4: Grade-Thickness Long Section, CX Fault Zone	49
Figure 9-5: Grade-Thickness Long Section, Range Front Fault Zone – Phase 1 Results	51
Figure 9-6: Grade-Thickness Long Section, Range Front Fault Zone – Phase 1 & 2	53
Figure 9-7: Grade-Thickness Long Section, Upper Range Front Fault Zone – Phase 1 & 2	54
Figure 9-8: Ogee Zone Grade Shell	56
Figure 12-1: Standards Run With Gravimetric Finish	78
Figure 12-2: Standards Run With AA Finish	78
Figure 12-3: Comparison of Duplicate Samples Taken at the Drill vs. Assay Sample	82
Figure 12-4: Sample Variance of All Check Samples	83
Figure 12-5: X-Y Pair Plot of Check vs. Original Assay, By Grade	84
Figure 12-6: Variance of AA-Finish samples < 3000 ppb	85
Figure 12-7: Gravimetric Finish Comparisons – -Check Assays to Original Assays	86
Figure 12-8: Laboratory Blind Duplicates	87
Figure 12-9: Analytical Standard Sample Results – Phase 2 Program	89
Figure 12-10: RockLabs Moving Average Method – Phase 2 Program	90
Figure 12-11: RC Duplicate Sample comparison – Phase 2 Program	92
Figure 12-12: Check Assay Comparison Graph – Phase 2 Program	94
Figure 12-13: Internal Laboratory Quality Control Samples – Phase 2 Program	95
Figure 13-1: Test Result Variances	103
Figure 17-1: Rotated Vertical NW-SE Cross-Sections	125
Figure 17-2: Cross Sectional View of CX and Range Front Fault Zones	127
Figure 17-3: Isometric View of CX and Range Front Fault Zones	128
Figure 17-4: Sectional View of HG Zone Trends Within Fault Zones	129
Figure 17-5: Comparison of Indicator Probability Estimation Techniques - Plan	130
Figure 17-6: Comparison of Indicator Probability Estimation Techniques - Section	131
Figure 17-7: CX High-Grade Zone Modifications	132
Figure 17-8: Range Front HG Zone Modifications	132
Figure 17-9: Distribution of Drill Holes by Type - CX Zone	134
Figure 17-10: Distribution of Drill Holes by Type – Range Front Zone	135
Figure 17-11: Contact Profile of CX HG vs. LG Domains	138
Figure 17-12: Contact Profile of Range Front HG vs. LG Domains	138
Figure 17-13: Histogram of Gold in CX Fault Zone	139
Figure 17-14: Histogram of Gold in CX HG Zone	140
Figure 17-15: Histogram of Gold in CX LG Portion of Fault Zone	140
Figure 17-16: Histogram of Gold in Range Front Fault Zone	141
Figure 17-17: Histogram of Gold in Range Front HG Zone	141
Figure 17-18: Histogram of Gold in Range Front LG Portion of Fault Zone	142
Figure 17-19: Log-Probability Plot of Gold in CX Fault Zone	142
Figure 17-20: Log-Probability Plot of Gold in CX HG Zone	143
Figure 17-21: Log-Probability Plot of Gold in CX LG Portion of Fault Zone	143
Figure 17-22: Log-Probability Plot of Gold in Range Front Fault Zone	144
Figure 17-23: Log-Probability Plot of Gold in Range Front HG Zone	144
Figure 17-24: Log-Probability Plot of Gold in Range Front LG Portion of Fault Zone	145
Figure 17-25: CX Zone Block Model Limits	148
Figure 15-26: Range Front Zone Block Model Limits	149
Figure 17-27: CX HG Zone Drill Hole and Block Grade Distribution	152
Figure 17-28: Range Front HG Zone Drill Hole and Block Grade Distribution	153
Figure 17-29: CX HG Zone Krige/IDW/Herco Plots	154
Figure 17-30: Range Front HG Zone Krige/IDW/Herco Plots	154
Figure 17-31: Swath Plot CX HG Zone, East-West	156
Figure 17-32: Swath Plots CX HG Zone, North-South	156
Figure 17-33: Swath Plot CX HG Zone, Vertical	157
Figure 17-34: Swath Plot Range Front HG Zone, East-West	157
Figure 17-35: Swath Plot Range Front HG Zone, North-South	158
Figure 17-36: Swath Plot Range Front HG Zone, Vertical	159
Figure 17-37: Confidence Limits Distribution by Drill-hole Spacing	161
Figure 17-38: CX Zone Resource Classification	163
Figure 17-39: Range Front Zone Resource Classification	164
Figure 17-40: Range Front Cummulative Probability	172
Figure 17-41: Range Front Cummulative Frequency Curve	173
Figure 17-42: Ogee Cummulative Probability	174
Figure 17-43: Ogee Cummulative Frequency Curve	175
Figure 17-45: CX-West Cummulative Frequency Curve	177
Figure 17-46: Gold grade distribution in the Upper Range Front zone.	181
Figure 17-47: Gold grade distribution in the Ogee zone	183
Figure 17-48: Gold grade distribution in the Ogee zone	184
Figure 17-49: Grade distribution in CX-West Fault	186
Figure 18-1: Schematic 4500-Level – Range Front and Ogee Zones	191
Figure 18-2: Schematic 4700 Level Production Plan – Range Front and Ogee Zones	192
Figure 18-3: Schematic Production Access Development	193
Figure 18-4: Mine Facilities	197

TABLES

Table 1-1: Pinson Project Mineral Resource Summary	7
Table 1-2: Pinson Project Proposed Program Budget	9
Table 4-1: Royalty Summary	22
Table 5-1: Seasonal Temperature Variations	24
Table 6-1: Pinson Property Production Summary	29
Table 10-1: Ogee Zone Channel Sample Assays	60
Table 11-1: Summary of Drilling	61
Table 11-2: Summary of Atna Resources Phase I Drilling	64
Table 11-3: Summary of Atna Resources Phase 2 Surface Drilling	65
Table 11-4: Summary of Atna Resources Phase 2 Underground Diamond Drilling	66
Table 12-1: Phase 1 - RockLabs Reference Material	75
Table 12-2: Phase 1-Failed Gravimetric standards	77
Table 12-3: Decorative Stone (Blank Sample) Analysis	80
Table 12-4: Statistics of Lab Variance in AA vs. Gravimetric Finish	84
Table 12-5: Failure Rate for 3 Check Assay Jobs	86
Table 12-6: Standards used in Phase 2	88
Table 12-7: List of Standard Assay Failures. Phase 2 drill program	88
Table 12-8: Blank Sample Assay Failures. Phase 2 drill program	91
Table 12-9: Duplicate RC Samples Beyond Acceptable Limits-Phase 2 program	92
Table 12-10: Check Assay Results Beyond Acceptable Limits-Phase 2 program	93
Table 13-1: Field Definitions in (HMC) Pinson Database	98
Table 13-2: CDN Resource Laboratory Standards	101
Table 13-3: Analyses of Standards Used in Testing	103
Table 16-1: Composites by Zone	116
Table 16-2: Summary of Metallurgical Assay Results	117
Table 16-3: Results of Autoclave - Leach Procedure	118
Table 16-4: Metallurgical Impurity Levels (Preliminary Information)	121
Table 16-5: Preliminary Summary of Classification of Mineralized Material	122
Table 17-1: Summary of Geologic Domains	133
Table 17-2: Drill-hole Sample Statistics by Fault Zone	137
Table 17-3: Drill-hole Sample Statistics by HG/LG Portion of Fault Zone	137
Table 17-4: Proportion of Contained Gold in Decile/Percentile of Samples	146
Table 17-5: Variogram Parameters	147
Table 17-6: CX Zone Block Model Limits	149
Table 17-7: Range Front Zone Block Model Limits	149
Table 17-8: Interpolation Parameters for Ordinary Krige Estimates	150
Table 17-9: Interpolation Parameters for IDW Estimates	151
Table 17-10: Comparison of Interpolation Methods	155
Table 17-11: Quarterly and Yearly Confidence Limits Determination	160
Table 17-12: March 2005 Mineral Resource, CX Zone	166
Table 17-13: 2005 Mineral Resource, Range Front Zone	167
Table 17-14: 2005 Mineral Resource, Combined CX and Range Front Zones	168
Table 17-15: Drill-hole Sample Statistics by Fault Zone	171
Table 17-16: Block Model Parameters	178
Table 17-17: Search Ellipse Parameters	178
Table 17-18: 2007 Revised Range Front Resource Estimate	180
Table 17-19: Ogee Zone Resource Summary	182
Table 17-20: CX-West Resource Estimate	185
Table 17-21: Combined Resource Summary (RF, CX, Ogee, CX-West)	187
Table 17-22: March/2005 versus 2007 Resource-Upper Range Front	188
Table 18-1: Key Permits	198
Table 18-2: Other Required Permits for Mining	199

1.0           Summary

1.1           Executive Summary

This study was prepared by Atna Resources, Ltd. personnel in conjunction with numerous consultants in various disciplines (e.g. mining engineers, resource/reserve geologists, rock quality consultants, and metallurgists) and is an update to the Revised NI 43-101 Technical Report, authored by Robert Sim in December 2005 and filed with SEDAR in December 2005.

This study updates the Pinson Project’s mineral resource calculations and provides a comprehensive review of the project, the data underlying the resource calculations, quality control and assurance for the project, preliminary metallurgical and engineering studies and makes recommendations for advancing the project.

Conclusions from the work completed during Atna Resources’ Phase 1 and Phase 2 programs include the following:

•
The Pinson Property may contain an exploitable gold resource, however, a feasibility study has not yet been completed to demonstrate the economic viability of the mineral resources reported within this updated technical report.

•	Exploration drilling and resource analysis have been performed, analyzed, and documented consistent with industry standards.
•
Configuration of the mineral resources at the Pinson Project indicate that underground mining methods will likely be utilized to exploit any portion of the resource which is found to be economic after completion of a feasibility study.

•
Underhand drift-and fill, utilizing cemented rock backfill, is the appropriate underground mining method to exploit the mineralized zones and is consistent with other underground mines in the Nevada region hosted in similar geologic environments and rock conditions.

•	The upper Comus shale unit exposed in the historic CX-West open pit area has the appropriate characteristicst to be a satisfactory source of backfill aggregate for use in the cemented backfill.
•
Rock conditions in the mineralized zones are “very weak” which will limit the dimensions of the primary accesses and limit the use of bulk mining methods.  The rock quality data (RQD) value in the mineralized zones is typically near zero.  However, locally rock quality is significantly better and if developable, localized opportunities may exist to develop long-hole stopes of modest dimension.

•	Mineralized zones are ground water saturated and will need to be dewatered prior to entry and exploitation.
•
Dewatering conducted during the Phase 2 program effectively drew down the water table in the area of the workings and well beyond in monitoring wells and indicates that standard dewatering techniques work in the Pinson hydrologic environment.

•	Initial test mining in mineralized zones indicates the rock conditions in zones that have been dewatered are markedly better than expected.
•	Rock conditions in the lower Comus limestone unit, where most of the mine development is planned, have much higher RQD values and can be excavated utilizing standard ground support techniques.
•
Most mineral zones have both oxide and sulfide characteristics which is likely to be problematic to segregate while mining; therefore, most mineralized material will require a pre-oxidation step in the milling process.  Preliminary metallurgical testing indicates acceptable levels of gold recovery utilizing either roaster or autoclave pre-oxidation followed by direct cyanidation.  One exception to this is the upper portion of the Ogee

•	zone that contains only oxide material and may be processed with conventional direct cyanidation methods.
•	Preliminary metallurgical testing indicates a recovery of +92% with no material problematic elements or processing issues in the autoclave or roaster testing.
•	Environmental and mining permits are in place to which would allow exploitation of the resource, if found to be economically viable, with only minor amendments.

1.1.1                      Recommendations

The current mineral resource base at Pinson is sufficient to warrant the completion of an economic evaluation of the viability of mining these resources.  It is recommended that a feasibility study be completed on the currently defined measured and indicated resources with concurrent delineation drilling within the indicated portion of the resource to add additional resources that may also be economically viable and therefore converted to minable reserves.  The vast majority of this development drilling will require additional underground platforms to be developed and it is recommended that this work be completed contemporaneously with the feasibility study of the existing mineral resource.

The next phase of development should include the completion of mineral zone access drifts to the Range Front zone on the 4700 level and to the Ogee zone on the 4700 level.  A centralized decline system, located between the two zones, should be advanced to provide mineral zone access below the 4800 level and will enable the establishment of diamond drill stations to delineate deeper portions of the both the Ogee and Range Front zones beyond the current measured and indicated resource.  Upon completion of the mineral zone accesses to the Range Front and Ogee zones, work should include test mining to validate the mining method and ground conditions before adopting the proposed mining method in the feasibility study.

In order to execute the recommendations, the groundwater dewatering system will need to be completed to allow the groundwater table to be pumped below the mine workings ahead of the development of the decline and diamond drill stations.  An in-pit mine water-settling sump and a surface infiltration basin (both are permitted with regulatory authorities) will need to be finished as soon as practical.

If this proposal is adopted, any required permit modifications should be processed as soon as practical.

1.2           Introduction

This updated technical report was prepared by Atna Resources Inc. personnel for Atna Resources, Ltd.  The report has been prepared to update the initial technical report authored by Robert Sim dated December 30, 2005 and filed with SEDAR and revise the mineral resource calculations. The mineral resource calculation within this report include all data received by Atna Resources from its Phase 2 program completed in June 2006.

In the fall of 2004, Atna Resources commissioned Robert Sim, P. Geo. of Sim Geological, to prepare an independent Qualified Person’s mineral resource estimate, review and Technical Report for the Pinson Mine Property located in Humboldt County, Nevada.  Robert Sim is an independent consultant specializing in mineral resource estimations.  Mr. Sim received assistance in the preparation of this report from several of Atna’s personnel including William Stanley, L.G., Vice-President, Exploration and site project geologists, Gary Edmondo, Donald MacKerrow and Neill (Vic) Ridgley.  Robert Sim, P.Geo serves as the Qualified Person for the preparation of this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Project, and in compliance with Form 43-101F1 (the Technical Report).

This report was initially released under an effective date of February 15, 2005, received minor revisions on December 30, 2005, and the revised technical report was refiled on SEDAR on December 30, 2005.

This technical report incorporates the above mentioned technical report but has been updated and several additional sections added within Section 18, Other Relevant Information, where information and understanding have been acquired on mining methods and rock mechanics, and backfill considerations.

Work reported within this updated Technical Report includes the review of all exploration programs at the property conducted prior to Atna Resources involvement, including, but not limited to: exploration drilling campaigns carried out by the Cordex I Syndicate, Pinson Mining Company, Homestake Mining Company (as operator of the property), and Barrick Gold Exploration (subsequent to Barrick’s acquisition of Homestake Mining).  Additionally, this report summarizes all data collected by Atna Resources as part of its Phase 1 and Phase 2 exploration drilling efforts between August 2004 and June 2006.

The Pinson Property is located approximately 27 air miles northeast of the town of Winnemucca in north-central Nevada.  Atna controls, through its agreement with Pinson Mining Company, approximately 14,018 acres of fee lands and unpatented federal lode claims centered on the Pinson Mine (UTM coordinates: 478294.7E, 45535179N, Zone 11, North American Datum of 1927).  Access to the property is superb, with paved interstate and secondary state highways to within four (4) miles of the property, and well maintained mine-access, gravel roads traversing the property.

The Pinson Mine produced approximately 985,000 ounces of gold from several open pit mines from the 1970s through mine closure in 2000.  Mineralization is hosted dominantly by black calcareous and carbonaceous silty shales, and limy siltstones of the lower portion of the Ordovician Comus Formation.  Like the neighboring active mines of Getchell, Turquoise Ridge, and the Twin Creeks complex, mineralization at the property may be characterized as being a "Carlin-type," sediment-hosted gold system. Low-grade mineralization was exploited by open pit methods which have been mostly exhausted.  However, gold mineralization continues beneath the pit limits along zones of strong structural preparation that served as “feeder-faults” for mineralizing fluids to the low grade zones historically mined at Pinson.

The property is comprised of 568 federal unpatented mining claims (8,485 acres) and 4,280 acres of patented fee lands that are either owned outright or leased by Pinson Mining Company and subject to the Atna Resources agreement.

Atna’s involvement with the Pinson property was first governed by the Exploration Agreement with Pinson Mining Company, a Nevada Partnership, dated August 12, 2004.  Pinson Mining Company is a 100% owned by Barrick Gold as the result of Barrick’s acquisition of Homestake Mining Company, who was a 50% co-owner of Pinson Mining Company.  Under the terms of this agreement in order to earn a 70% interest in the property, Atna had to spend US$12.0 million on qualifying exploration expenditures over a four (4) year period, including US$1.5 million in the first 12 months of the agreement and deliver to Pinson Mining Company.

Atna has completed expenditures in excess of US$12.0 million on the property through December, 2005, triggering a back-in right in which, Pinson Mining Company could have elected to: 1) back into the project to a 70% joint venture interest through the expenditure of US$30 million over a three (3) year period (thus leaving Atna with a 30% interest); 2) participate in the project’s continued development at the 70% Atna / 30% Pinson Mining Company interest levels; or 3) sell Atna its 30% interest in the property for US$15.0 million.  On April 6, 2006,

Pinson Mining Company (Barrick Gold) elected to exercise their right to back into the project to a 70% interest by spending US$30 million on qualifying exploration expenditures by April 6, 2009. As of the effective date of this report, Pinson Mining Company has completed no additional drilling on the property.

1.3           Property Exploration

Exploration has been carried out at the property from the late 1930’s through to the present by a number of individuals and mining/exploration companies.  The original discovery on the property was made by Clovis Pinson and Charles Ogee in the mid to late-1930s, but production from their gold discovery in sedimentary rocks did not produce until after World War II.  Ore from this original discovery was shipped and processed at the Getchell mine mill in 1949 and 1950 from a small open pit.  Total production by Pinson and Ogee amounted to approximately 100,000 tons grading approximately 0.14 opt gold.

Minor exploration occurred on the property between 1950 and 1970 with a few drill holes completed by Homestake Mining and Nevada Goldfields. The property was dormant until the Cordex Syndicate I (John Livermore, Peter Galli, and Rayrock Mines) began picking up property in the district in 1970 and began exploration drilling shortly thereafter.  The Cordex and/or Rayrock work resulted in the discovery of the A, B, C, CX, CX West, and Mag deposits at the property between 1970 and 1985.  Production from these deposits generated approximately 986,000 ounces of gold up until the project was closed in 2000.  Each of the operators conducted extensive exploration including over 2,000 exploration and development drill holes, geophysical and geochemical surveys as well as geologic mapping and sampling.  The last major exploration effort was conducted from 1997 through 2000 by Homestake (on behalf of the Homestake-Barrick partnership, PMC).  Homestake drilled over 200 holes in numerous targets throughout the property with the hope of extending the mine life via a new discovery.  This work confirmed that the gold mineralization within the CX fault zone continued below and beyond the existing pit limits and that mineralization associated with the Range Front fault zones had significant strike and down-dip continuity.

Atna Resources’ work has focused on the exploration and confirmation of the CX and Range Front zones, and subsequent to the discovery, the Ogee mineral zone. Atna has completed 98 surface and underground drill holes during its phase 1 and 2 programs totaling 65,635.6 feet.

1.4           Geological Setting

Sediment-hosted, "Carlin-type" gold systems account for the vast majority of the gold production in Nevada and for most economic gold discoveries made since 1975.  Mineralization in these environments lies mainly in four geographic belts of mostly Paleozoic carbonate rocks. These belts are located in north-central Nevada, and the three most productive pass through the town sites of Carlin (“Carlin Trend”), Battle Mountain (“Battle Mountain-Eureka Trend”) and Golconda (“Getchell Trend”).  The fourth belt, the “Independence Trend”, is located north of the town of Elko and is the location of the Jerritt Canyon group of mines (Queenstake Resources) and the Big Springs Mine (Golden Gate Resources).  Collectively, these belts hold a geochemical endowment of over 200 million ounces of gold.

Northern Nevada’s geology is complex, but is dominated by Basin and Range brittle, extensional tectonics resulting in the characteristic northerly-trending basins and ranges throughout the state.  In the ranges (horst blocks), marine sedimentary rocks are exposed spanning the entire range of Paleozoic rocks that are complexly thrust, intruded by younger Cretaceous intrusions and both intruded and capped by Tertiary-age volcanic rocks. Of primary interest to the Pinson mineral system are the lower Ordovician rocks of the Comus Formation and the underlying Cambrian Preble Formation.

1.5           Pinson Project – Geology, Alteration, and Mineralization

Pinson’s geologic setting is dominated by three main elements – sedimentary stratigraphy of Ordovician to Cambrian age, Cretaceous plutonism, and high angle, brittle structural deformation. Marine sedimentary rocks make up the bulk of the rocks within the property sequence and serve as the main host rocks for the gold mineral system. The sediments were intruded in the Cretaceous by granodiorite intrusions including the Osgood Mountain stock (which forms the footwall of the Range Front mineral zone) and created a broad contact metamorphic aureole into the sedimentary sequence at the Pinson Mine project. Tertiary and older brittle fault structures along the southeastern flank of the Osgood Mountain Range create a network of permeable fractures that provided primary access routes for gold mineralizing hydrothermal solutions into the Ordovician and Cambrian host rocks.

Gold mineralization at the project is characterized as a Carlin-type, sediment-hosted system similar to most other productive gold systems of this type in Northern Nevada including the adjacent properties in commercial production. These gold systems are associated with local silicification of the sediments, particularly along structural feeder faults, broad zones of de-calcification of the sedimentary section, and the introduction of very fine-grained pyrite, arsenian-pyrite, orpiment, realgar, stibnite, and, commonly, re-mobilized carbon. Mineralization is often found in both structurally-prepared zones along faults and within locally important receptive host lithologies (e.g. thin-bedded calcareous carbonaceous siltstones, debris flows, and karst breccias). Mineralization may be associated with argillization of the host lithologies and the development of sericite in the matrix of the clastic sedimentary rocks.

Gold is primarily associated with the introduction of fine-grained disseminated auriferous and arsenian pyrite. Additionally, minor silicification may also be present as a late-stage flooding of brecciated limy sedimentary rocks creating “jasperoid” bodies along the structural traces. Three principal zones of mineralization are the focus of this report – the CX zone, Ogee zone and the Range Front zone. The CX zone was the principal fault zone controlling mineralization previously mined in the CX pit; the Range Front zone has not been mined historically and the initial zone of mineralization was outlined by Homestake’s work in the late 1990s. Both of these zones are controlled principally by high-angle brittle fault zones. However, another important mineral control is the presence of receptive host lithologies along the fault zones.  The Ogee zone (previously known as the Linehole zone) was partially mined in the upper portions of the CX open pit and was the focus of several deeper exploration holes initiated by previous owners.

1.6           Mineral Resource Estimation

The original mineral resource estimations were made from 3-dimensional block models generated using commercial mine planning software (MineSight).

The mineral resource estimate was generated from drill-hole sample assay results and a geologic model that relies on the spatial distribution of gold.  Individual domains, reflecting distinct zones or types of mineralization, have been defined and interpolation characteristics have been defined for each domain based on the geology, drill-hole spacing and geostatistical analysis of the data.  The degree of confidence in the resources has been classified based on the proximity to sample locations and/or surface exposures and are reported, as required by NI 43-101, according to the CIM standards on Mineral Resources and Reserves.

For purposes of this report, the original model for the Range Front zone has been updated to incorporate Atna’s 2005 and 2006 exploration and in-fill drilling program.  Additionally, a new resource estimate has been developed for the Ogee and CX-West zones as a result of the Ogee zone’s discovery and detailed diamond drilling. The revised resource estimate was completed using 3-dimensional block models generated using commercial mine planning software (Surpac 5.2).

Based on the information available in the drilling database (561 drill holes including surface and underground core and RC holes), 3-dimensional wireframe solids were generated for the CX, Range Front fault zones, CX-West and the Ogee zone. The shape and location of the gold bearing “high-grade” (+0.10 oz/ton gold) portion within these fault zones were estimated using a combination of geostatistical and geological interpretative methods.

The original block model grade interpolation, by ordinary kriging, was conducted using hard boundary code matching within the high-grade zone domains. For comparison purposes, inverse distance and nearest neighbor estimations of grade were also conducted.  Kriging and inverse distance methods compared closely in the initial modeling completed by Robert Sim. The Mineral Resources contained within the high-grade shells of the combined CX, Ogee and Range Front zones are shown in Table 1-1 and are classified as Measured, Indicated and Inferred as per CIM reporting standards.

Based on projected economic and technical parameters, derived for work summarized in the previous technical report (December 2005, Sim) and nearby (similar) operating mines, the “base case” operating cut-off grade for the Pinson project is estimated to be 0.20 ounces per ton gold.

Table 1-1:  Pinson Project Mineral Resource Summary

Category	Cut-off (Au opt)	Tons (x 1,000)	Grade (Au opt)	Contained Au (x 1,000 oz)
Measured	0.20	1,152.4	0.454	523.2
	0.25	937.0	0.508	475.6
	0.30	755.3	0.565	426.5
Indicated	0.20	1,353.5	0.399	540.6
	0.25	1,110.0	0.438	485.8
	0.30	884.0	0.480	525
Measured + Indicated	0.20	2,505.0	0.424	1,063
	0.25	2,045.0	0.469	960
	0.30	1,640.0	0.520	852.7

Inferred	0.20	3,374.5	0.340	1,146.6
	0.25	2652.0	0.364	964.7
	0.30	1507.0	0.419	631.7
(Base case cut-off grade = 0.20 opt Au)

1.7           Conclusions

Mineralization located within the CX, Ogee and Range Front mineralized zones at the Pinson Mine project represent significant bodies of gold-mineralized rocks with characteristics similar to the economic and productive Carlin-type gold systems currently in production in the Getchell Gold Belt and other districts in Northern Nevada.

Gold mineralization is hosted by the same stratigraphic units hosting the Getchell deposit. Pinson’s mineralization has a similar structural control to that present at the Getchell Mine, five miles to the north, occurring within the network of faults making up the horst bounding, Basin and Range fault zone along the southeastern margin of the Osgood Mountains.  Gold grades within  the CX, Ogee, and Range Front zones are similar to grades at other underground mine properties in the region currently in production and the zones remain open in several directions.

Owing to the vast amount of information existing prior to Atna’s commencement of work at the property and data collected from Atna’s 88 surface and 48 underground drill holes (136 holes total), the geologic understanding of the mineral system’s configuration, structure and stratigraphic control are adequate to support the current resource model contained within this updated technical report.

Drilling is rather wide spread, in the deeper portions of the three gold mineralized zones that are the focus of Atna’s work (CX, Range Front, and Ogee). Additional drilling planned in conjunction with underground access development will provide the additional data density required to bring additional portions of the inferred mineral resource into the measured and indicated categories and potentially into mineral reserves, once a mine plan and feasibility study are completed.

Atna’s re-assaying program on the existing pulps from earlier operator’s drilling confirmed the extent and analytical values within industry error standards. Atna’s sampling procedures of both core and reverse circulation drill holes have been conducted according to accepted industry standards.  Logging procedures for both core and cuttings utilize similar approaches and techniques in use by all major mining companies and in the adjacent mine properties. Sample preparation and analysis by Inspectorate America of Reno, Nevada was performed using industry-standard fire assay methods analytical procedures, incorporating blind internal check samples, analytical standards, pulp replicates and blanks to insure reliability and reproducibility.

Atna has a written Quality Assurance and Quality Control procedure in place that includes the insertion of blind certified analytical standards, blank samples, duplicate samples, and replicate assays.  The program includes the routine submission of the mineralized pulps to a second laboratory, ALS Chemex, of Reno, Nevada, for replicate analysis.  Atna has taken and continues to take adequate quality control and assurance steps to insure the quality of the analytical data on the Pinson Property.

The analytical database utilized to produce the resource model contained within this Technical Report was audited with minor error rates. Over 95% of the existing drill-hole intercepts were re-assayed by ALS Chemex with the re-assay results within acceptable ranges.

Methods utilized to determine the March 2005 resources models for the Range Front and CX mineral zones at the Pinson Project by Robert Sim are consistent with practices in standard use in the industry.

1.8           Recommendations

The current mineral resource base at Pinson is sufficient to warrant the completion of an economic evaluation of the viability of mining these resources.  It is recommended that a feasibility study be completed on the currently defined measured and indicated resources with concurrent delineation drilling within the indicated and inferred portions of the resource to add additional resources that may also be economically viable and therefore converted to minable reserves. The vast majority of this development drilling will require additional underground platforms to be developed and it is recommended that this work be completed contemporaneously with the feasibility study of the existing mineral resource.

The next phase of development should include the completion of mineral zone access drifts to the Range Front zone on the 4700 level and to the Ogee zone on the 4700 level and 4800 level.  A centralized decline system, located between the two zones, should be advanced to provide mineral zone access below the 4800 level and establish diamond drill stations to delineate deeper portions of the both the Ogee and Range Front zones beyond the current measured and indicated resources.  Upon completion of the mineral zone accesses to the Range Front and Ogee zones, work should include test mining to validate the mining method and ground conditions before adopting the proposed mining method in the proposed feasibility study.

In order to execute the recommendations, the groundwater dewatering system will need to be completed to allow the groundwater table to be pumped below the mine workings ahead of the development of the decline and new diamond drill stations.  An in-pit mine water settling sump and a surface infiltration basin (both are currently permitted with regulatory authorities) will need to be finished as soon as practical.

If this proposal is adopted, any required permit modifications should be processed as soon as practical.

1.9           Program and Budget

The goal of the recommended program is to complete a feasibility study on the existing resource developed by Atna in its Phase 1 and Phase 2 exploration programs.  Additionally, it is recommended to continue diamond drilling efforts focused on extending the existing measured and indicated resources and conversion (via higher density drilling) of the inferred resources into measured and indicated resources.

The established decline stub should be designed, optimized and extended to reach the 4700-foot level.  Access drifts established to both the Range Front and Ogee mineral zones and test, underhand, drift and fill mining conducted to finalize mining methods and costs for the feasibility study.

Once appropriate underground drill access is established, diamond drilling is recommended to continue to delineate the deeper portions of the Range Front and Ogee zones to move additional Inferred resources into the Measured and Indicated categories.  Additionally, minor gaps within the current drill pattern should be in-filled (particularly important in the Range Front zone). These additional drill holes will better delineate the distribution of gold grades within the zones and aid in stope design during the feasibility study.

To facilitate the above work, completion of the dewatering system that was partially completed during Atna’s Phase 2 work should be completed.  This will include the completion of the mine water settling sumps in the CX-pit and the rapid infiltration basins for discharge of the ground water removed from the Pinson Mine hydrologic cell(s).

The costs associated with the recommended additional work at Pinson are summarized as follows:

Table 1-2:  Pinson Project Proposed Program Budget
Description of Activity	Cost (US$)
Underground Development Drifting and Test Mining (2,000 feet)	$2,500,000
Underground Diamond Drilling (20,000 feet)	$1,000,000
In-Pit Mine Water Sump Construction	$500,000
Rapid Infiltration Basin Construction	$300,000
Feasibility Study Contractor(s)	$200,000
Metallurgical Studies	$100,000
Engineering Studies and underground mine design	$100,000
Permitting	$100,000
Project Personnel	$300,000
Dewatering and project power costs	$100,000
Miscellaneous and Contingency	$300,000
Estimated Proposed Phase 3 cost	$5,500,000

2.0           Introduction and Terms of Reference
2.1           Introduction

This Technical Report is an update of the Revised NI 43-101 Technical Report authored by Robert Sim, P.Geo. and filed with SEDAR in December 2005.  William R. Stanley, L.G., is a licensed Geologist in the State of Washington, USA (License No. 1938), is a Qualified Person, and was responsible for the preparation of this Updated Technical Report on the Pinson Gold Property, Humboldt County, Nevada, USA.

William Stanley received assistance in the preparation of this report from several Atna Resources personnel, contractors and independent consultants including the following:

•
Gary Edmondo, Senior Consulting Geologist (Reno, Nevada) and principle geologist at the Pinson Project, database, sample protocol management, quality control and assurance review and revision of upper Range Front zone resources and new estimation of the Ogee zone mineral resources, and recommendations and conclusions.

•	Wade Bristol, Consulting Engineer and Pinson Project Manager (Winnemucca, Nevada), mining, mining methods, metallurgical summary and recommendations and conclusions.
•	Deanna McDonald, Geologist (Atna employee, Vancouver, B.C.), database audit, geologic sections and descriptions.
•	Todd Lewis, Environmental Consultant, project environmental monitoring and permitting.

Additionally, several independent consultant reports were incorporated into sections regarding the mining and metallurgical sections of this report and include:
•	Charley Wilmont, Consulting Metallurgist, metallurgical testing summary
•	Roland Tosney of Minefill Services Inc., wall rock characterization study and backfill requirement review.

This report is based on drilling, drifting and sampling (assay) information as of March 15, 2007. This report is based on information known to Atna Resources as of February 15, 2007. All measurement units used are in Imperial (feet, ounces gold per short ton, tons) and any reference to currency is expressed in United States dollars.

2.2.           Terms of Reference

William Stanley is an Employee of Atna Resources, Inc. and serves as the Vice President-Exploration for Atna Resources, Ltd. and its affiliate Atna Resources, Inc. and is therefore not an independent consultant.  William Stanley has over 29 years experience in the mineral industry.  In preparing this report, William Stanley has relied upon the extensive geologic and analytical database developed by previous operators (both production and exploration data) and that of the author of the Revised NI 43-101 Technical Report on the Pinson Property (December 2005), Robert Sim.  The author has also relied upon numerous independent consultants, engineers, and consulting firms, referenced in the References section (Section 20) of this technical report.

William Stanley provided on-site technical support to the personnel and consultants at the Pinson Mine site during both the Phase 1 and Phase 2 programs (August 2004 through June 2006). He is intimately familiar with the site geology, geochemistry, mineral resource, land/agreements, prior mineral resource estimation by Robert Sim, and the district geology and currently producing mines in the district.  The sources of information are listed in the Reference section at the conclusion of this Technical Report and are housed at the Pinson Mine site in the project archives.  In addition, the Revised Technical Report on the project, December 2005 was heavily relied upon in the preparation of this report and is available on SEDAR.

On site staff supporting the Phase 2 program included Mr. Edmondo and Mr. Bristol who are independent consultants with +15 and +25 years experience respectively in the mineral industry.  Ms. McDonald is an employee of Atna Resources, Ltd. and has over 10 years of experience in the mineral industry and assisted significantly in the preparation of this report.

3.0           Disclaimer

The results and opinions expressed in this report are based upon the author’s field observations, the geological and technical data listed in the References and general technical expertise in the field of geology and mineral deposits. William Stanley has carefully reviewed the information provided to him by Atna employees, its consultants, and the previously filed Revised NI 43-101 Technical Report (December 2005) and believed the information used in this report to develop the mineral resource model to be reliable.

Mr. Stanley reserves the right, but will not be obliged, to revise the conclusions and recommendations made in this report, particularly with respect to the development of the resource model, the project’s potential economic viability and the results of the mineral resource calculations, if additional information becomes available and know to the author subsequent to the date of this report.

The opinions and results reported within this Technical Report are conditional on available geologic and analytical data being current, accurate, and complete to the effective date (June 1, 2007) of this report.

4.0           Property Description and Location

4.1           Location

The Pinson Mine site is located 27 air miles (43 kilometers) northeast of Winnemucca, in southeastern Humboldt County, Nevada, on the east flank of the Osgood Mountains (Figure 4-1).  Additionally, the property is located in approximately 35 driving miles east-northeast of the town of Winnemucca, Nevada, or 50 driving miles west-northwest of the town of Battle Mountain, Nevada. Winnemucca itself lies 175 miles northeast of Reno, Nevada.

The Pinson properties (Pinson Mine, Preble Mine, and Kramer Hill) owned by Pinson Mining Company (PMC) lie along the eastern flank of the Osgood Mountains in the Potosi and Golconda mining districts of eastern Humboldt County, Nevada representing a key position on the Getchell trend. Approximately 25,000 acres of fee land, claims and leases make up this land package. Atna Resources controls a 70% interest, through its agreement with PMC in the northern portion of PMC’s land position centered at the Pinson Mine.  The Pinson property includes approximately 14,018 acres of fee lands and unpatented federal lode claims.

Figure 4-1:  Location Map of the Pinson Mine Project
(Source: Atna Resources, March 2005)

4.2           Land Status and Agreements

The Pinson property is made up of a number of property parcels that are either wholly owned by Pinson Mining Company or under lease/option by Pinson Mining Company and therefore subject to the Atna-Pinson Mining Company (“PMC”) agreement.  The property includes 3,800 acres of patented fee lands wholly owned by PMC, 360 acres of leased patented fee lands,

8,496 acres of federal unpatented lode mining claims wholly owned by PMC, 1,362 acres of leased federal unpatented lode claims.  A total of 553 unpatented federal lode mining claims (both owned and leased by PMC) are included in the property position.  Total acreage controlled by Pinson Mining Company and subject to Atna’s earn-in agreement is 14,018 acres.

Figure 4-2, Land Status, shows the general property positions held by PMC and subject to the earn-in agreement between Atna Resources and Pinson Mining Company.

Explanation
Atna-Pinson Mining Co. Area of Interest
Land Status
Pinson Mining Co. Patented Lands (3701.8 acres)
Pinson Mining Co. Leased Patented Lands (480.6 acres)
Pinson Mining Co. Lode Claims (100% - 2254.7 acres)
Pinson Mining Co. Lode Claims (PMC 41.66% - 320 acres)
Pinson Mining Co. Leased Unpatented Lode Claims (2122.9 acres)
T38N
T37N
T37 1/2N
R42E
R43E
0 2,500 5,000 10,000 15,000
Feet
Atna Resources Inc.
Pinson Project
LAND STATUS
Scale: 1:1,000,000
Projection: NV State Plane West NAD27
Project File: Land_Status.Mxd

Figure 4-2:  Generalized Land Status Map
(Source: Atna Resources, Inc., March 2005)

The Company has received a title opinion on the core area of four square miles of the Pinson property, within which all currently identified mineral resources and currently perceived exploration potential of the property exists, rendered by Richard Thompson of Harris & Thompson, Reno, Nevada. The opinion was rendered on Sections 28, 29, 32, and 33, Township 38 North, Range 42 East, Mount Diablo Base and Meridian.  No material flaws in the Pinson Property’s title were identified by Mr. Thompson’s work.

4.2.1                      Pinson Mining Company Agreement

Atna and PMC executed an Exploration Agreement with Option for Mining Venture on August 12th, 2004. The agreement allows Atna, through exploration and property maintenance expenditures, to earn up to a one hundred percent (100%) interest in the project over a four (4) year period. Under the terms of the agreement, Atna was obligated to spend US$1.5 million in the first year of the agreement on exploration and property maintenance on the Pinson Property (this phase of the earn-in was completed by Atna prior to December 31st, 2004). Additionally, Atna must spend an additional US$10.5 million during the next three years of the agreement (US$12.0 million total) and deliver to Pinson Mining Company a comprehenisve study on the mineral resources of the property. Atna completed the US$12.0 million in exploration expenditure and the study in February 2006. Atna vested in a 70% joint venture interest in the property at that time.  Figures 4-2, Generalized Land Status and Figure 4-3, Detailed Land Status and Agreement Map, display the Area of Interest for the Exploration Agreement with Option for Mining Venture and the land holdings within the Area of Interest.

Atna completed its earn-in requirements under the agreement in February 2006.  By giving notice to PMC that Atna had completed its earn-in.  Atna notice to PMC, triggered a 60-day decision period from PMC to elect to back-in, sell its interest to Atna, or form a 70% (Atna) 30% (PMC) joint venture.  PMC notified Atna of its election to back-in on April 5th, 2006.  The back-in right requires PMC to spend the next US$30 million, over 3 years, on exploration and development of the property to claw-back to a 70% interest resulting in Atna maintaining a 30% venture interest.

Figure 4-3:  Detailed Land Status and Agreement Map
(Source: Atna Resources, Inc. & Pinson Mining Company, August 2004 – March 2007)

4.2.2                      Underlying Agreements – Unpatented Federal Mining Claims

Several lease agreements are in place to control portions of the properties comprising the Pinson Project land holdings.  Because of the complex ownership and royalty interests in the project area, all readers should consult Figure 4-3, Detailed Land Status while reading the summary text of the underlying agreements in Sections 4.2.2, 4.2.3, and 4.2.4.  Additionally, Table 4-1, Land and Royalty Summary, follows Section 4.2.4 and summarizes the complex land status and royalty agreements related to the property subject to the Atna-Pinson Mining Company agreement.

4.2.2.1                      BEE DEE group
Newmont Capital Limited (50%) and W. G. Austin Trust (50%) are the underlying owners of the BEE DEE group of 58 unpatented federal mining claims located in Section 6 of Township 37 North, Range 42 East and Section 32 of Township 38 North, Range 42 East. The agreement provides for annual minimum advanced royalty payments, paid in monthly installments, to the owners totaling US$73,608 and the maintenance of the unpatented claims. Maintenance fees to the Bureau of Land Management and Humboldt County are current and the next fees, US$7,476.00, will be due in August and October 2007. The agreement expires March 8, 2010 unless extended by either PMC or Atna by written notice for an additional 10-year term.

The agreement calls for a royalty of 4% Net Smelter Return until royalties totaling US$500,000 is paid to the owners. Thereafter, the royalty is 2% Net Smelter Return. All advanced production royalty payments are credited against actual production payments due.

4.2.2.2                      J. M. Torok Unpatented Claims
Mr. Torok is the underlying owner of 23 unpatented lode claims held by PMC under the terms and conditions of a Mining Lease agreement which expires on February 14, 2011 unless renewed by PMC by written notice. Of the 23 claims covered under the lease, five claims are within the Pinson Project area of interest and are part of Atna’s property (Section 20, Township 38 North, Range 42 East).  The terms of the agreement call for an annual advanced royalty payment of US$506 (pro-rata share of claims within the Pinson Project area of interest) per year and PMC is required to maintain the unpatented claims in good standing.  Maintenance fees to the BLM and Humboldt County are currently US$3,071 per year, with the next fees due in August and October of 2007.

The lease carries a mineral production royalty of 5% Net Smelter Return (conventional milling) or a 4% Net Smelter Return (heap leach) royalty.  All advanced production royalty payments are credited against actual production payments due.

4.2.2.3                      VEK/Andrus Unpatented Claims
VEK Associates and Andrus Resources Corporation are owners of 56 unpatented lode claims under lease by PMC and subject to the Atna-PMC agreement.  Term of the lease continues through June 14, 2008 unless extended by written notice by PMC.  The lode claims are located in Sections 4, 8, and 16, Township 37 North, Range 42 East.  PMC’s lease agreement with VEK/Andrus includes provisions for a minimum annual advanced royalty payment of US$25,000 (currently payment is US$31,000), indexed to the consumer price index.  Maintenance of the unpatented mining claims is the responsibility of PMC and will be US$7,076.00, due in August and September 2007.

The agreement calls for a production royalty of 4% Net Smelter Return on all mineral production from the subject property.  All advanced production royalty payments are credited against actual production payments due.

4.2.3                      Underlying Agreements – Patented Fee Lands

Three lease agreements are in place controlling three separate patented fee land parcels within the Atna-PMC area of mutual interest at the Pinson Property.

4.2.3.1                      Christison, et al Lease
A 58.3333% interest in a 120 acre parcel in the southwest quarter of Section 28, Township 38 North, Range 42 East, is subject to a Mining Lease agreement between PMC and J. Christison (50% interest) and M. Murphy (8.3333% interest).  The other 41.6667% interest in this patented land parcel is owned directly by PMC (subject to a 2% retained Net Smelter Return Royalty by the sellers on their pro-rata undivided interest).  The Christison lease provides for annual advanced royalty payments totaling US$17,172 per year (payable monthly on a pro-rata ownership basis).

The agreement also provides for a Net Smelter Return Royalty of 3% until US$1,500,000 in royalty payments have been made upon which the production royalty rate decreases to 2%.  All advanced royalty payments are credited against any future actual production royalties.

4.2.3.2                      C. Quinn Lease
The Quinn lease covers a 40 acre patented fee land parcel described as the southeast quarter of the northeast quarter of Section 13, Township 37 North, Range 42 East.  The lease calls for an advanced minimum royalty payment of US$1,000 annually from January 1, 2006 through January 1, 2010 and US$1,500 annually from January 1, 2011 through January 1, 2015.  Unless extended by mutual agreement, the lease will terminate on December 31, 2015.

Included in the agreement is a retained production royalty of 5% Net Smelter Return for milled ores and 4% of Net Smelter Return for heap leached s or other lower recovery processing, payable to Quinn.  No mineral production has occurred on the property to date.

4.2.3.3                      Harris Lease
PMC leases 1,160 acres of land from R. Harris in the region and 320 acres of the lease are a part of the Pinson Project lands.  The lease cost per year to the Pinson Project is US$3,040, and is recoupable from actual production royalty payments for those payments made after January 1, 2002 ( payments are paid annually).  The lands subject to this agreement are more specifically described as the south one-half of Section 13, Township 37 North, Range 42 East.  The agreement expires on December 31, 2013 unless extended by written notice to Harris.

The lease calls for a 5% Net Smelter Return production royalty on all minerals produced from the property.  To date, no mineral production has been made from the Pinson portion of the property.

4.2.4                      Underlying Agreements – Other Agreements

Several other agreements affect the lands subject included in the Atna-PMC agreement including the Christison Seven Dot Range Management agreement.

4.2.4.1                      Christison – Seven Dot Agreement
This agreement provides annually US$10,000 to be deposited and drawn upon for range improvements by the Christison’s Seven Dot cattle operation.  Only 50% of this cost is borne by the Pinson Project with the remainder paid by PMC for the remaining acreage that includes lands near its Preble project to the south of the Pinson property.  This fund was set up to allow PMC to assist and mitigate effects of its operations on the Christison cattle business and avoid the continual requests for assistance from its neighbors, the Christisons, to provide backhoes, grader, or bulldozer work to benefit their cattle grazing business.

4.2.4.2                      Rayrock (Glamis Gold) Acquisition
Barrick Gold and Homestake Mining (co-owners of Pinson Mining Company at the time) purchased Rayrock’s (now Glamis Gold) interest in Pinson Mining Company on November 30, 1996 and Homestake became operator of the Pinson Mine (which was in production at the time).  Subsequent to this purchase, Barrick Gold purchased Homestake and therefore PMC is not a wholly owned subsidiary of Barrick Gold.

This purchase transaction included an overriding royalty interest in the lands controlled by Pinson Mining Company at the time of the transaction.  This overriding royalty varies dependent upon the type of land (patented fee versus unpatented claims) and any underlying royalties existing on both owned and leased parcels at the time of the transaction.  For fee lands owned by Pinson Mining Company, Rayrock would be paid a 2.5% Net Smelter Return Royalty on lands not subject to an underlying royalty and 0.5% on those parcels subject to a royalty which would increase to a 1% Net Smelter Return royalty if the average gross value per ton of ore produced was greater than US$175/ton.

On fee lands leased by Pinson Mining Company and subject to royalties payable to a third-party, the Rayrock royalty would vary from a minimum of 0.5% Net Smelter Return to a maximum of 5% Net Smelter Return as a result of the underlying royalty.  The royalty percentage to Rayrock will be determined as the difference between a total royalty load of 6% less the underlying royalty; however the royalty will not exceed 5% or be reduced to less than 0.5% Net Smelter Return.  For example, if the underlying royalty is 4%, then the Rayrock overriding royalty would be 6% less 4%, or a 2% royalty payable to Rayrock.  If the underlying royalty is 0.5%, the Rayrock royalty would be 6% less 0.5% = 5.5%, which is greater than 5%, which would then be reduced to 5%.  If the underlying royalty is 6% or greater, the Rayrock royalty interest would be limited to 0.5% of the Net Smelter Return.

If the lands were controlled by unpatented lode mining claims and not subject to underlying third-party agreements with retained royalties, the retained production royalty would be 2.5% Net Smelter Return.  If the unpatented mining claims have underlying retained royalties, then the Net Smelter Return royalty would be determined as is the royalty described above under the patented lands leased by PMC and subject to an underlying royalty, again with a maximum of 5% Net Smelter Return and a minimum of 0.5% Net Smelter Return royalties dependent upon the underlying royalty load.

Additionally, there is a production royalty “holiday” from production from existing pits and extensions of mineralization within the pits applicable to this agreement.  The initial “holiday” was limited to 200,000 ounces of gold production and there remains approximately 80,000 “holiday” gold ounces remaining prior to the project incurring any liability on this overriding royalty.

International Royalty Corporation purchased an undivided 25.265% interest in this overriding royalty on June 22, 2006 from John Livermore, one of the owners.

4.2.4.3                      Cordilleran Overriding Royalty
Cordilleran Exploration, the original developers of the Pinson Project, hold an overriding royalty on section 21 and a 5% Net Smelter Return royalty on Section 29.  Cordilleran also holds an overriding royalty on the Cord and Pacific unpatented lode mining claims of 5% of Net Smelter Return.  Both these parcels are in turn subject to the Rayrock overriding royalty.  The Cordilleran royalty also covers the Tip Top claims in the south half of Section 30, Township 38 North, Range 42 East, and the Pacific claims making up the majority of the west half of the northwest quarter and the northwest quarter of the southwest quarter of Section 28, Township 38 North, Range 42 East.  International Royalty Corporation purchased a 60% undivided interest in this royalty from John Livermore, one of the co-owners of the Cordilleran Exploration Royalty interest on January 10, 2005.

3.2.4.4                      Getchell Gold/Newmont Capital Overriding Royalty
PMC purchased three and three-quarter square miles of fee lands from the Getchell Mine.  Getchell retained a 5% Net Smelter Return Royalty on these parcels (Sections 23, 27, 33, and the west one half and northeast quarter of Section 25, Township 38 North, Range 42 East.  Additionally, Newmont Capital controls (via its acquisition of Euro Nevada Corporation) an additional 2% Net Smelter Return royalty on these parcels.  Barrick Gold acquired the Getchell Mine and the Getchell Gold royalty in its acquisition of Placer Dome in January 2006.  This acquisition should remove the 5% NSR royalty from these lands.

4.2.4.5                      Echo Bay Lands
PMC purchased unpatented lode mining claims owned by Echo Bay Mines (now Kinross) in 1998.  Echo Bay retained a 2.5% Net Smelter Return Royalty on the claims sold to PMC.  Additionally, these lands were subject to a finder’s fee agreement between Echo Bay and Tony Eng where Mr. Eng is due US$5,000 per year or a 1% Net Smelter Return Royalty for bringing the claims to Echo Bay.  Mr. Eng’s royalty interest is subject to a maximum payment of US$135,000 in royalties or advanced royalties.  Mr. Eng is due a minimum annual payment of US$5,000.  Lands subject to this royalty override are the claims located in the Sections 24, 26, 35 and the north half of Section 36, Township 38 North and Section 30, Township 38 North, Range 43 East.

4.3           Royalty Summary

The Pinson property package is made up of 38 property parcels and nearly all are burdened by one or more retained mineral production royalties.  Each parcel’s royalty agreement (or agreements) is structured slightly different from others and therefore the royalty for any given parcel is likely to be slightly different from an adjacent parcel.  The mineral resource, the primary focus of this technical report, occurs entirely within Sections 28, 29, 32, and 33; Township 38 North; Range 42 East.  Due to the relatively high-level of uncertainty for resource-level tonnage and grade calculations, particularly when the majority of the resource is categorized as “Inferred”, Atna has not yet broken down the resource into individual property parcels.  Additionally, many of the retained production royalty agreements include advanced royalty payments (see above sections) that are recoupable from actual production royalty payments, therefore initially the actual royalties paid upon commencement of production from any given parcel may be significantly less than the stated royalty rate defined in the table below.  Ultimately, should a minable reserve be established, Atna will determine exactly what resource blocks are located on which parcels such that an accurate mine plan, royalty payment burden, and cash flow model for the project may be established as part of a full feasibility study on the project’s mineral resources and or reserves (if reserves are established in the future).

Table 4-1 is a summary of the individual royalty burden on all parcels subject to the Atna-PMC earn-in agreement:

Table 4-1:  Royalty Summary
Parcel Location	Property Description	Acreage	Royalty Description
Township 38 North, Range 41 East
Section 36	18-lode claims-PMC	360	5.0% NSR; and $0.50 per ton of ore produced.
Township 38 North, Range 42 East
Section 16	12-lode claims	264	5.5% NSR
	3-lode claims	56	5.0% NSR
Section 20	28-lode claims	460	No Royalty Burden
	5-lode claims	102	4 -5% NSR on precious metals, 2.5% NSR on base metals, & $1.00 to $1.50/ton for barite or barium based on specific gravity of ore.
	4-lode claims	78	5.5% NSR
Section 21	640 acres of private land	640	5.5% NSR
Section 22	18-lode claims	360	5.0% NSR
Section 23	640 acres of private land	640	7.5% NSR
Section 24	36-lode claims	640	2.5% NSR 1.0% NSR capped at $135,000
Section 25	480 acres of private land	480	7.5% NSR
Section 26	36-lode claims	640	2.5% NSR) 1.0% NSR capped at $135,000
Section 27	640 acres of private land	640	7.5% NSR
Section 28 (see footnote 1)	23-lode claims	400	5.0% NSR
	7-lode claims	120	5.5% NSR
	120 acres, private land	50 (net)	2.0% NSR
		70 (net)	5.0% NSR
Section 29 (see footnote 1)	640 acres of private land	640	5.5% NSR
Section 30	32-lode claims- PMC	545	No Royalty burden
	5-lode claims-PMC	95	5.0% NSR
Section 32 (see footnote 1)	18-lode claims	370	2.0% NSR
	20-lode claims	270	5.0% NSR
Section 33 (see footnote 1)	640 acres of private land	640	7.5% NSR
Section 34	36-lode claims	640	2.5% NSR 1.0% NSR capped at $135,000
Section 36	18-lode claims	320	2.5% NSR 1.0% NSR-capped at $135,000
Township 38 North, Range 43 East
Section 30	36-lode claims	640	2.5% NSR 1.0% NSR-capped at $135,000
Township 37 North, Range 41 East
Section 12	25-lode claims	450	5.0% NSR $0.50 per ton of ore produced
Section 13	40-acre fee land	40	5.0% - 5.5% NSR
	320-acre fee land	320	5.0% - 5.5% NSR
Section 14	24-lode claims	438	5.0% NSR and $0.50 per ton of ore produced
Township 37 North, Range 42 East
Section 4	10-lode claims	200	No Royalty burden
	20-lode claims	320	5.0% NSR
	8-lode claims	120	5.0% NSR
Section 6	36-lode claims	640	5.0% NSR
Section 8	30-lode claims	520	5.0% NSR
	6-lode claims	120	No Royalty
Section 16	3-lode claims	50	5.0% NSR
Section 18	18-lode claims	360	5.0% NSR and $0.50 per ton of ore produced
	18-lode claims	280	2.5% NSR 1.0% NSR-capped at $135,000
	Total Acreage	14,018

Table Footnotes
1)
The resource announced in February 2005 by Atna Resources, Ltd. for the Pinson project and supported by the Pinson Gold Property Technical Report (NI 43-101, Technical Report filed in March 2005 and amended in December 2005 with Sedar) is located with in four (4) square miles highlighted in the land/royalty table above (Sections 28, 29, 32, and 33 of Township 38 North, Range 42 East).  Due to the relatively high-level of uncertainty for resource-level tonnage and grade calculations, particularly when the significant portion of the resource is categorized as “Inferred”, Atna has not yet broken down the resource into individual property parcels.  Ultimately, should a minable reserve be established, Atna will determine exactly what resource blocks are located on which parcels such that an accurate mine plan, royalty payment burden, and cash flow model for the project may be established as part of a full feasibility study on the project’s mineral resources and or reserves (if reserves are established in the future).

5.0           Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1           Accessibility

Road access to the Pinson Mine is by traveling east from Winnemucca on Interstate 80 for 15 miles (24 km), turning north at the Golconda exit, proceeding through Golconda to Nevada State Highway 789 and continuing to the end of the paved road (16 miles).  At that point, the road forks and is unpaved.  The right fork leads to the Ken Snyder Mine and the townsite of Midas.  The left fork leads to Pinson Mine (4 miles), Getchell and Turquoise Ridge Mines (11 miles) and terminates at Twin Creeks Mine (15 miles).

5.2           Climate

There are 11 climatologic stations within a radius of approximately 80 miles from the Pinson Mine project area.  These stations include: Battle Mountain, Carlin Newmont Mine, Golconda, Gold Banks Mine, Imlay, Leonard Creek, Paradise Valley Ranch, Paris Ranch, Rye Patch Dam, Sleeper Mine and Winnemucca, the closest weather station to Pinson Mine.  Climatological records from these stations range in duration from 2 to 65 years.  Precipitation data from the Pinson Mine are also available from 1980 up to the present.  Based on the available data, the average monthly and annual precipitation, temperature, and evaporation for the Pinson Mine project area were developed (Water Management Consultants, 1998).

Precipitation, although low, occurs steadily from October through June, and falls significantly in July through September.  In a typical year, there are 27 days with measurable precipitation, amounting to 16” of snow and 8” of rain.

Based on 30-year averages, these are the expected seasonal variations in temperatures:

Table 5-1:  Seasonal Temperature Variations
Month	Extreme Low	Average Low	Average High	Extreme High
January	– 1 F (– 18 C)	17 F (– 8 C)	41 F ( 5 C)	57 F (14 C)
April	16 F (– 9 C)	31 F (– 1 C)	62 F (17 C)	80 F (27 C)
July	38 F (3 C)	53 F (12 C)	91 F (33 C)	102 F (39 C)
October	15 F (– 9 C)	31 F (– 1 C)	67 F (20 C)	84 F (29 C)

5.3           Local Resources and Infrastructure

5.3.1                      Background

Nevada is a mining state and well accustomed to mining.  Humboldt County itself is entirely rural, with one population center, Winnemucca, the county seat, located in the southeastern part of the county.  Winnemucca describes itself as a "high desert city full of classic charm," which has been continuously occupied since about 1830 when it became a base camp for trappers, and later as a way-station for pioneers migrating to the California goldfields after 1849 (Winnemucca, Nevada web site, 2005).  Historically, Winnemucca was a local ranching community that branched out into support for large-scale mining following the discovery of significant gold deposits in the 1980s.  Today, Winnemucca continues in that role, and has evolved as well into a jumping-off point for local outdoor recreation, as it is surrounded by vast tracts of Federally administered public lands.

5.3.2                      Physical Infrastructure

The major highways are paved or well maintained.  Interstate 80 traverses the northern third of Nevada, from Wendover, Utah to Verdi, California.  State Highway 789, leading from Golconda northeast towards Pinson, is paved to within 4 miles of Pinson.  The unpaved portion, which begins as a "Y" junction at the end of pavement, is considered a private road under the control of Newmont Mining Corporation.  That road is well maintained and serves as the main access roads to both Newmont’s Twin Creeks Mine complex and Placer Dome’s Getchell and Turquoise Ridge mines.

Winnemucca is served by a general aviation airport and daily passenger rail service.  Bus service was terminated several years ago.

Landline dialup telephone service for the Internet is slow from the minesite (28.8 kb via modem, or less), but high-speed broadband is available through satellite.  Cellular phone service is available, but contingent on the strength of receiving antennas, topography and lines of sight.

5.4           Adjacent Operations

Two active mine sites exist a few miles further north of Pinson: the Getchell/Turquoise Ridge complex at 5 miles, and the Twin Creeks complex at 10 miles.  Both sites create much passenger vehicle, shuttle bus and freight-truck traffic.  In particular, Newmont ships refractory gold ores from other Northern Nevada properties to Twin Creeks for processing, and all Getchell/Turquoise Ridge ores are processed at the Twin Creeks facilities.

5.5           Physiography, Flora, and Fauna

5.5.1                      Physiography

The Pinson Mine is situated in the Great Basin physiographic province and the Basin and Range tectonic province.  North-south mountain ranges and parallel intermountain basins characterize the area.  The entire region is a closed drainage system with all the permanent streams flowing to interior "sinks" such as the Carson and Humboldt sinks, or interior lakes such as Pyramid and Walker.  Elevations in the area range from about 4,000 feet above mean sea level in the basinal areas, to over 9,000 feet in the surrounding ranges.  The terrain is generally moderate.

5.5.2                      Flora

The Pinson Mine area is located in a sagebrush vegetation community, with mixed sagebrush-grass zones occurring at higher elevations or in broad valleys.  Sagebrush and shrub species observed in the compilation of earlier environmental assessments (EAs) for Pinson include two varieties of sagebrush (big and low); three of rabbitbrush (rubber, green and low); bitterbrush; little leaf horsebrush; and desert peach.  Grasses recognized include Sandberg bluegrass, cheatgrass, Basin wild rye, wheatgrass, needlegrass, pepperweed, Russian thistle, halogeton, phlox, lupine, balsamroot and Indian paintbrush (BLM, 2001).

5.5.3                      Fauna

The area supports a large number of small mammals, in particular Nuttall’s cottontail rabbit and the black-tailed jackrabbit.  These are by far the most commonly observed animals.  Other small mammals known in the area include the deer mouse, western harvest mouse, Great Basin pocket mouse, long-tailed vole, chisel-toothed kangaroo rat, least chipmunk, and Townsend’s ground squirrel (BLM, 2001).  Mule deer and antelope also inhabit the foothills.  Predator mammals identified as occasional visitors would include mountain lion, bobcat, coyote and badger.  Scorpions and bull snakes have been seen on the property (La Peire, personal communication, 2005)

The vegetation is sufficiently dense to provide habitat suitable for small ground- and shrub-nesting birds, such as horned larks, sparrows, sage thrashers, nighthawks, barn swallows, meadowlarks, magpies and flycatchers.  Game birds include mourning doves, California and mountain quail, sage grouse, Hungarian partridge and chukars.  Raptor nests are not in evidence, but it is likely that golden eagles, western burrowing owl, ferruginous hawks and prairie falcons are the principal avian predators (BLM, 2001).  A pair of ravens has occupied the pit areas throughout Atna’s exploration program.

6.0           History

6.1           Summary

Mineral exploration and discovery developed fitfully in this valley, beginning with the post-Civil War discovery of gold and silver in the Osgood Range, resulting in the organization of the Fremont Mining District in 1874 and its reorganization into the Potosi Mining District in 1878.  The district as now defined extends from Kelly Creek Valley on the east to the south end of the Osgood on the west, approximately diagonally southwest from T. 39 N., R. 42 W. to T. 37 N., R. 40 W. (Tingley, 1998, p. 57).

6.2           Initial Discovery

Within the valley, mineral production was not significant until the discovery of the Getchell Mine in 1934.  That discovery initiated a period of gold production there that continued intermittently until 1967.  During this period local ranchers, Charles Ogee and Clovis Pinson, prospected and discovered small siliceous outcrops resembling Getchell ore, and leased them to the Getchell Mine owners, resulting in mining of approximately 100,000 tons in 1949-1950 from an initial pit exposing ore grading 0.14 ounce per ton (opt) gold (4.8 g/t) (Kretschmer, 1983; McLachlan et al., 2000).

6.3           Pre-1970 Development

Exploration efforts between 1950 and 1970 were limited to two programs:

A 1963 drilling campaign by Nevada Goldfields Corporation to prove up a resource of 47,000 tons @ 0.17 opt (5.8 g/t)

A 1968 JV between Getty Oil and Homestake Mining to explore the Pinson claims and complete two core holes

6.4           Cordex Syndicate Exploration and Development

The property remained functionally dormant until 1970, when an exploration group known as the Cordex I Syndicate (John Livermore, Peter Galli and Rayrock Resources) leased the property on the strength of its similarity to Getchell and structural position along the range-front fault zone bordering the Osgoods.  Following a surface mapping and sampling program, 17 rotary holes were completed in and around the initial Pinson pit in 1971 and confirmed only low-grade gold values.  An 18th step-out hole discovered a 90' (27.4 m) intercept of 0.17 (5.8 g/t), indicative of a subcropping extension to known mineralization northeast of the original pit, resulting in the definition of what would become the "A" zone at the Pinson property – a 60 foot x 1,000 foot shear zone estimated to contain 1.5 M tons of 0.18 opt Au.

Continued exploration southwest of the original pit defined the "B" zone, estimated at 1.7 M tons at 0.15 opt Au.  No production was attempted at the time because of low gold prices ($65 per oz) (Kretschmer, 1983; McLachlan et al., 2000).

The gradual rise of gold prices to> $250 per oz. in the late 1970s allowed the Cordex I Syndicate – which then consisted of several minority partners – to reorganize into a partnership known as Pinson Mining Company, with Rayrock Mines as the operator, and begin production.  Homestake Mining Company and Barrick Gold became 50%-50% partners in Pinson Mining through their purchase of some of the minority interests (McLachlan et al., 2000). Barrick acquired Homestake Mining in 2001 and consolidated PMC ownership into Barrick Gold.

6.5           Pinson Mining Company Exploration and Development

Pinson Mining began development of the A Pit in 1980, and produced gold from it the next year.  Production from the B Pit followed in 1982.  Step-out drilling in 1982-1983 to the northeast of the A zone intersected two more discrete zones: the C zone extending ENE from the A zone and the CX zone extending NE from the C zone.  C zone production replaced the final B zone production in 1988, and CX production was delayed until 1990, owing to the slightly greater stripping requirement to reach ore.

Step-out drilling NE of the CX zone in 1984 located an apparently independent fault system (striking NNW, dipping steeply E) that became the core of the MAG Deposit, which went into production in 1987.  In 1993, step-out drilling NW of the CX zone once again established more ore in proximity, a CX West zone subparallel to, and closer to, the Osgood Mountain front.  Pinson Mining Company produced from the CX, CX West and MAG pits as long as possible in the mid to late 1990s, until a combination of falling gold prices and erratic mill feed forced closure of its oxide mill in early 1998.  Continued attempts to expand production of oxide ore failed, and all active mining ceased on January 28, 1999 (McLachlan et al., 2000).

6.6           Homestake-Barrick Exploration

Homestake and Barrick conducted a JV exploration program from 1996 to 2000 expending some $12 million on the project.  The JV then determined it would not expend any further funds on exploration.  Subsequent to that decision, Barrick acquired Homestake Mining Company and drilled an additional three exploration drill holes in 2003.

6.7           Pinson Project Production Summary

Historically, the district was credited with Au production in excess of 1 M oz, but less than 100,000 oz. Ag (Tingley, 1998, p. 108 & 120).  Independently, Barrick compiled a similar record of production and credited the Pinson mine property with production of 986,000 ounces of gold (Table 6-1, Discovery & Production History).

Table 6-1:  Pinson Property Production Summary
Deposit	Year of Discovery	Years in Production	Initial Reserves			Gold Produced (troy oz)		References
			Short Tons	Oz/Ton Au	Contained Ounces Au	Mill Ore	Leach Ore

Gold deposits of the Pinson Mining Company (PMC)
A	1963, 1971	1980 - 1985	2,500,000	0.108	270,000	369,753	83,469	Hill, 1971, PMC, 1993
B	1971	1982 - 1988	3,400,000	0.050	170,000	included	above	as above
C	1982	1988 - 1996	233,000	0.017	3,961	10,773	na	PMC, 1993, 1999
CX	1982	1990 - 1999	1,684,000	0.070	117,880	83,951	33,884	PMC, 1993, 1999
CX-West	1993	1994 - 1999			0	3,962	in CX	PMC, 1996, 1999
Mag (mill ore)	1984	1987 - 1999	4,300,000	0.080	344,000	301,255	na	PMC, 199 , 1999
Mag (leach ore)			2,300,000	0.030	69,000	na	59,741	Foster and Kretschmer, 1991, PMC, 1999
Felix	1972	1989 - 1992	355,000	0.030	10,650	1,133	11,641	PMC, 1993, 1999
Blue Bell	1972, 1983	1993 - 1994	228,000	0.072	16,416	17,014	1,085	PMC, 1993, 1999
Pacific	1984	1992 - 1993	130,000	0.048	6,240	4,939	2,607	PMC, 1993, 1999
Pinson Mine		08/1999 - 12/1999				0	2,141	PMC, 1999
Pinson Mine combined production					1,008,147	792,780	194,568	Total Pinson Mine Production 987,348 ounces gold

Prior gold production on PMC properties
Ogee and Pinson	1945	1949 - 1950					~10,000	Hill, 1971

6.8           Atna Resources Exploration

Atna Resources began project planning during July of 2004 and began drilling at the Pinson property in August 2004 after the execution of the earn-in agreement with Pinson Mining Company on August 12.  Atna’s work continued through April 2006 when Pinson Mining Company elected to back-in to the project under the terms of the August 12, 2004 agreement.  Pinson Mining Company has until April 5, 2009 to spend US$30.0 million on the exploration and development of the project to earn an additional 40% joint venture interest in the property (bringing its interest to 70% total).  To date, no drilling has been completed by Pinson Mining Company since making its back-in election in April 2006.

7.0           Geological Setting

7.1           Regional Setting

For the last half-century, sediment-hosted, Carlin-type gold systems have accounted for most economic gold discoveries in Nevada.  Mineralization in these environments lies mainly in four geographic belts of mostly Paleozoic carbonate rocks.  These belts are located in north-central Nevada, and the three most productive pass through the town sites of Carlin (“Carlin Trend”), Battle Mountain (“Battle Mountain-Eureka Trend”) and Golconda (“Getchell Trend”).  The fourth belt, the “Independence Trend”, is located north of the town of Elko and is the location of the Jerritt Canyon group of mines (Queenstake Resources) and the Big Springs Mine (Gateway Gold Corporation).  Collectively, these belts hold a geochemical endowment of over 200 million ounces of gold.

The Paleozoic era throughout north-central Nevada was a period in which the North American craton extended from the Mid-Continent westward to about the longitude of present-day Battle Mountain (Stewart, 1980).  East of the inferred craton margin was a gently sloping (miogeoclinal) carbonate shelf, consisting of a variety of quiet-water quartzite, limestone, and intrabasinal shale (“Eastern Assemblage” rocks); and west of the margin was a much deeper oceanic environment depositing a sequence of siliciclastic sediments, largely composed of deep-water shale, chert, and volcanic ashes and flows (“Western Assemblage” rocks).

During the Paleozoic, sedimentary rocks were structurally deformed by a series of east-directed compressional tectonic events.  There were at least two such events of primary importance: A Devonian-Mississippian event, transporting pre-Devonian deep-water sediments eastward ("Antler orogeny") creating the Roberts Mountain and associated thrust faults.  This was followed by a Permo-Triassic event, transporting Mississippian to Permian-age deep-water sediments eastward ("Sonoma orogeny") creating the Golconda and Humboldt Thrust faults.  A period of tectonic quiescence, allowing for the deposition of local basin sands and conglomerates and shallow limestones of the “overlap” sequence, marked erosion and subsidence during Mississippian to Permian times, and separated the two compressional events.

Both compressional events deformed rock units into a series of folds, and thrust the western assemblage siliciclastic rocks over the eastern assemblage carbonate rocks, forming one of the principal structural traps that enhance the formation of Carlin-type sediment-hosted gold deposits.

Compressional tectonics continued until the earliest Tertiary with the emplacement of granitic stocks, the development of additional fold and thrust belts, and the onset of strike slip faulting.

Much of this activity was west of the Battle Mountain-Eureka Trend, but extended as far east as Western Utah and Southern Wyoming.

Beginning in Tertiary time, about 48 Ma, extensional tectonics became the primary tectonic regime in the Great Basin.  This structural style formed a series of horsts and grabens, resulting in the present-day landscape of northerly oriented sub-parallel mountain ranges and valleys (Stewart, 1980).  Owing to the large number of Carlin-type deposits with ages between 35 and 48 Ma (Arehart et al., 2003), the onset of extension has been considered by some (Ilchik and Barton, 1997) to be an important factor in the genesis of these deposit types.

Regional Stratigraphy

Dump/Leach

Qal / Qb — Alluvium and basalt

Basalt

Tba — Olivine basalt

Tba — Andesite and basalt flows: Dark green to black aphanitic & weakly porphorytic flows, flow breccia

Tr — Rhyolitic tuffs: Pumice, welded, reworked tan to white

Tcg — Conglomerate: Chert, shale, rhyolite clasts in sandy matrix

Dacite dikes

Units are of unknown age

Andesite dikes

Kgd — Granodiorite, quartz diorite: Equigranular, medium grain intergrowths of feldspar, quartz, biotite and hornblende

PALEOZOIC UNITS

ℙPfc — Farrell Canyon Formation: Interbedded sandstone, chert, shale, siltstone with minor volcanic flows & pyroclastics. Chert, interbedded with sandstone composes up to 50% of unit.

ℙPa — Adam Peak Formation: Chiefly shale & siltstone with 40%-60% dolomitic sandstone & chert. Shales & siltstones are dolomitic. Unit contains 2% to 3% phosphate.

ℙPe
250′-2000′ — Etchart Limestone: Limestone, sandy limestone, dolomite. Lower portion is sandy limestone with local pebble conglomerate. Upper portion is pure limestone with interbedded dolomite & sandy dolomite. Minor calcareous shale.

Pb
400′-700′+ — Battle Formation: Poorly bedded, poorly sorted boulder & pebble conglomerate with coarse-grained sandstone & minor limestone clasts composed of Osgood Quartzite and chert in a shaly to sandy matrix.

Mg
?, >5000′ — Goughs Canyon Formation: Interbedded basic volcanic rocks & coarse fossiliferous limestones. Volcanic rocks are fine grained plagioclase/pyroxene breccias, pillows, flow rocks. Limestones are coarse grained, fossiliferous with variable amounts of volcanic fragments.

EROSIONAL UNCONFORMITY, THRUST FAULT

Ov
2000′–9000′ — Valmy Chert: Chert, shale, quartzite, volcanics (greenstone). Interbedded chert & shale with quartzite greenstone bed on east side of the Osgood Mountains, interbedded with shale and minor limestone. Quartzite dominant in lower portion & chert, shale in upper portion.

THRUST FAULT, ROBERTS MOUNTAIN THRUST?

Oc
3200′-4600′ — Camus Formation: Alternating sequence of limestone, shale and dolomite. Distinctive tuffaceous shales & tabular intraformational conglomerate.

Ꞓh
2000′-5000′ — Harmony Formation: Feldspathic sandstone with pebble conglomerate & interbedded shale. Light olive brown, red, reddish green.

Paradise Valley Cherts. Separated but mapped with Harmony Formation.

Ꞓp — Preble Formation: Dominantly phyllitic shale. Light olive to brown. Upper part contains thin interbeds of limestone rhythmically bedded with shale.

Osgood Mountain Quartzite

Ꞓtc — Twin Canyon Member: Impure quartzite, silty sandstone, phyllitic shale.

Ꞓom
4000′-9000′ — Quartzite: White, gray, light brown, purple brown to green gray, medium to thick-bedded quartzite. Strongly cross bedded and local strong hematite.

Figure 7-1:  Regional Stratigraphy
(Source: Atna Resources, March 2005)

In a general sense, this geologic history of north-central Nevada is reflected somewhat in the geology of the Osgood Mountains.  The range, as mapped by Hotz and Willden (1964), and Erickson and Marsh (1974) shows a variety of rock units through time (Figure 7-1, Regional Stratigraphy).  These initial workers show the oldest Cambrian-aged siliclastics (Preble and Osgood Mtn. quartzite) to be overlain by Ordovician carbonate rocks (Comus Formation), and folded into a broad, north plunging anticline.  The west flank of this anticline has been overthrust by deep-water siliceous shale and cherts of the Ordovician Valmy Formation, while in the core of the range, and in scattered localities on the east side of the range, sands and conglomerates of the Battle Formation and limestones of the Etchart Formation lie unconformably on, or are in fault contact with, these older folded rocks (Figure 7-2, Regional Geology).

A second structural event has been mapped by these early workers along the northwest and southern flanks of the Osgood Mountains.  This event displaces Mississippian volcanics and Pennsylvanian shales, marking the Golconda and Humboldt thrusts.  Before the onset of extension in the Tertiary, Cretaceous stocks consisting of diorite and granodiorite were intruded into the core of the Osgood range, and created a large, thermally metamorphosed aureole with several tungsten bearing skarns surrounding the stock.  Capping the sequence are Tertiary volcanic rocks consisting of older rhyolite tuffs, Miocene basalt and andesite flows, and younger basalt flows.

Due to structural complexity and lithologic variations within the range, more recent workers (Jones, 1991, Madden-McGuire and Marsh, 1991, and McLachlan et al., 2000) have distinguished terranes based on age, structural history, and lithology.  Four principal terrains have been identified (Figure 6-3, TectonoStratigraphy).

These are:

1.
The Osgood Mountain terrain, consisting of the structural block cored by pre-Cambrian/Cambrian Osgood Mountain quartzite in the southern Osgoods, and in the Pinson-area, Cambrian-Lower Ordovician Preble phyllites, Ordovician Lower and Upper Comus, and a Cretaceous granodiorite stock.  The domain of these rocks extends northward, from Preble through Pinson to the Getchell mine area.  Further northeast, at the Turquoise Ridge and Twin Creeks Mines, the Upper Comus is additionally overlain by a local assemblage (Twin Creeks Member) of calcareous shales intruded by numerous mafic sills.

The remaining three terrains are structural overlap sequences that generally crop out further north:

2.
The Leviathan allochthon terrain, presumably Ordovician, exposed only at Turquoise Ridge and Twin Creeks, characterized by cherty, basaltic, and pelagic (tuffaceous) sequences thrust over the Twin Creeks Member.

•
An "Antler overlap" sequence, consisting of a regional Battle Mountain quartzite-rich conglomerate and overlying Pennsylvanian-Permian Etchart calcareous sandstone/fossiliferous limestone pairing, all of which are locally absent at Pinson.

3.
The Golconda allochthon terrain, transporting Mississippian Goughs Canyon and Penn-Permian Farrel Canyon sediments, but restricted aerially to the northern part of the Osgood Mountains, far to the north of the Pinson project area.

820000
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2380000
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2340000
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2280000
TWIN CREEKS
GETCHELL
SECTION 4 PIT
PREBLE
Tba
Ch
PPPfc
PPPu
Oc
Ov
TKg
Cp
Mgc
Com
Qoa
Qya
Qg
QTb

See Figure 7-1 (Regional Stratigraphy) for description of rock units.
Note: PPPu contains PPPb (Battle Conglomerate), PPPe (Etchart), and PPPa (Adam Peak

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Atna Resources Inc.

Pinson Project

Regional Geology

Date: March, 16 2006	Scale: 1:100,000
Author: GPE	Projection:
Office: Pinson Mine	NV State Plane West, NAD 27
Project File: Regional_geology.mxd

Figure 7-2:  Regional Geology
(Source: Atna Resources, March 2005)

Figure 7-3:  TectonoStratigraphy
(Source: Pinson Mining Company, pre-2004 and Atna Resources, March 2005)

7.2           Pinson Mine Setting

The Pinson Mine site lies on the east flank of a large stock of Cretaceous granodiorite that cores the southern part of the Osgood Mountains (Figure 7-4, Mine Site Geology).  Sediments peripheral to the east side of the stock dip moderately to steeply southeast, east and northeast, depending on their position relative to the stock.  The lowest stratigraphic units preserved against the granodiorite contact are Cambrian Preble phyllitic shales, limestone interbeds, and variously hornfelsed sediments.  These are overlain by a thick package of Ordovician Comus sediments with certain members containing a significant carbonate component.  At the Pinson Mine site, the lowest parts of the Comus are medium to massive bedded, micritic limestones; the middle portion is dominated by mixed limestone shale interbedded sequences, often combined with local debris flows; and the upper Comus is characterized by mildly to non-calcareous shales with only minor limy interbeds.

The Comus Formation is in enigmatic depositional relationship to the underlying Preble Formation.  It is routinely believed to be conformable or depositional, but at Pinson Mine the contact is often faulted, subparallel to the envelope of the Range Front Fault system that juxtaposes the Preble against either the Cretaceous intrusion or the Ordovician Comus Formation sediments.

The Cretaceous granodiorite stock, emplaced at 90-92 Ma (Groff et al., 1997, cited in McLachlan et al., 2000) has created an irregular contact metamorphic aureole extending up to 10,000 feet (3,000 m) from its perimeter.  The effects on the metamorphosed sedimentary section vary:

•	Much of the Preble section is hornfelsed;
•	The Upper Preble in particular is converted to a maroon, biotite-cordierite hornfels;
•	The Lower Comus is commonly calc-silicated (converted to wollastonite, garnet, and locally idocrase);
•	The Upper Comus may be converted to chiastolite hornfels.

A major feature to the south of the mine area proper is the Pinson Anticline.  The anticline strikes northeasterly and plunges moderately to the northeast.  Numerous subordinate folds exist to the northwest towards the Pinson Mine area and the sedimentary section is profoundly folded within the mineralized zones and adjacent to the Cretaceous intrusion.  The Pinson Anticline is cored by the Cambrian Preble and flanked on the northwest and southeast by sediments of the Ordovician Comus Formation.

The most important structural feature of the Pinson Mine area is the network of faults that borders the escarpment marking the southern and eastern edge of the Osgood granodiorite.  This fault system has been variously interpreted as a single master fault (Range Front Fault) curving around the stock or, more likely, a network of shorter, straighter segments that collectively accommodate several thousand feet of displacement while making a 50 degree bend around the southeast corner of the stock (Pinson Fault on south margin; CX Fault on southeast margin; Range Front Fault on east margin).  Sedimentary rocks near this curvilinear system generally dip steeply away from the contacts of the granodiorite.

The relation of the Range Front, CX, Ogee faults to Pinson stratigraphy may be characterized as follows:
•	The footwall of the fault complex is the Osgood granodiorite and Cambrian Preble phyllite;

•	The Cambrian Preble may be in intrusive contact with the granodiorite or in fault contact with the granodiorite along the Range Front fault or subordinate, sub-parallel faults;
•
The Range Front fault or a subordinate splay is most often the contact between the Cambrian Preble and Ordovician Comus near the Range Front gold resource area.  The contact along the Range Front fault display brittle and/or ductile deformation characteristics.  However, the Preble-Comus contact to the south of the Range Front resource area appears to be a normal bedding contact.

•
The CX fault zone separates Lower Comus limy sequence from Upper Comus shale in the CX Pit.  However, adjacent to the Range Front fault, the true relationship between the two units has been seen in drilling.  Here the contact is gradational over tens of feet with a gradual increase in the limestone component downward in the stratigraphy until limestone makes up the vast majority of the rock package.  The Upper Comus is tightly folded into an asymmetric synform between the Range Front fault and CX faults, and is involved in some Range Front mineralization.

•
The northerly trending Ogee structures cut both the Upper and Lower Comus and are near vertical.  Drilling indicates the Ogee fault be cut by the CX-West fault (a N70°E trending fault) which has down-dropped stratigraphy significantly to the north.  The CX-West fault and several other northeast trending structures may be conjugate accommodation structures that link the main northerly trending faults along which the major dip-slip faulting occurred.  The intersection of the main northerly trending faults and the northeast trending subordinate faults are major mineral controls at the Pinson Mine.

In addition to the large-scale fault system described above, several northwest and a few east-west structures have been identified in past mapping and drilling.  Generally, these appear to be mostly older than, and truncated by, the main system.  Some of these faults have been reactivated enough to disrupt the continuity of the main Pinson system.

North of the Pinson Mine proper, a few core holes have intersected apparent repetitions of the Preble/Comus stratigraphic section.  It is probable that a sole thrust locally places Preble over Comus.  Imbricate systems of this nature produce thrust duplexes that are highly susceptible to mineralization and could represent long-term targets in the district.  Well-exposed examples are currently being mined in the Cortez District south of Battle Mountain (Hays et al., 2004).

Range Front Zone
Ogee Zone
CX Zone
CX Pit
Mag Pit
Pinson Anticline
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Ocus
Ocls
Cpu
Oclc
Qal
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Explanation
Mine Geology
Qal - Alluvium
Td - Tertiary? Dikes
Kd - Diorite
Kgd - Granodiorite
Pa - Battle Conglomerate
Ocus - Upper Comus Shale
Oculs - Upper Comus Limestone
Ocls - Lower Comus Limestone
Oclc - Lower Comus chert
Cpu - Upper Preble
Cpm - Middle Preble
Faults
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Atna Resources Inc.
Pinson Project
Mine Site Geology
Date: March, 16 2006
Scale: 1:10,000
Author: GPE
Projection: NV State Plane West, NAD 27
Office: Pinson Mine
Project File: Regional_geology.mxd

Figure 7-4:  Mine Site Geology
(Source: Atna Resources, March 2007)

8.0           Deposit Type

8.1           Sediment-hosted, Carlin-type Gold System

Gold mineralization at the Pinson Mine is considered to be typical of ‘Carlin-type,’ or sediment hosted gold deposits.

Carlin-type mineralization was first recognized from discoveries in east-central Nevada in the early 1960s (Carlin Mine).  Similar deposits had been mined prior to the 1960s (for example Getchell, first mined in the 1930s and Gold Acres), but their discovery in Nevada in 1961, and the recognition of the gold endowment they represented, has led to the opening of more than 100 mines, producing about 200 million ounces of gold, assuring Nevada a leading position in world gold production (Cline, 2004, p. 1).

Carlin-type gold deposits display the following general characteristics:

•	Gold occurs primarily as ionic substitution or micron-sized particles, often in arsenian pyrite, locally termed “sooty pyrite”.
•	Gold is hosted primarily by silty limestone to calcareous siltstone lithologies near major high-angle structural zones that provided conduits for hydrothermal fluid flow.
•	Gold mineralization is concentrated in structural traps and/or replacement horizons of receptive permeable sedimentary beds.
•	Subtle alteration, dominated by decalcification and argillization of the host rock, and accompanied by selective silicification (jasperoid) and carbon flooding.
•
“Gangue” (non-economic) minerals – calcite (calcium carbonate), siderite (iron carbonate), and-ferroan-dolomite (calcium-magnesium carbonate) – occur as geochemical fronts beyond the mineralized zones at many deposits, but are not ubiquitous.

•	“Pathfinder” elements (Sb, As, Hg) often occur in spatial association as the minerals orpiment, realgar, stibnite, and cinnabar.
•	Dikes, although not ubiquitous, are directly related to mineralization at some deposits (Getchell, Goldstrike, Meikle, Jerritt Canyon) and occupy many of the mineralized fault zones in the deposits.
•	Less universal in its occurrence is the association of Carlin-type gold mineralization and dissolution collapse breccias as host environments.

Mass-balance analysis of plausible chemical reactions in individual deposits has led to a belief that (1) fluid-wallrock interactions and (2) sulfidation of reactive iron are important deposit-scale mechanisms of mineralization.  Although this chemical feature is well-documented (Hofstra and Cline, 2000; Stenger et al., 1998), the underlying reason for it is not well understood.

Except for the gold-arsenian pyrite association, other features of Carlin-type systems do not seem to be characteristic of a particular process (such as banded veins in epithermal systems) that would tie into a genetic explanation for the occurrence of the system (Seedorff and Barton, 2004).  The deposits require sources of heat, gold, sulfur, and iron; a means of fluid transport; and receptive rocks.  The receptive rocks, fortunately, exist over a large area of east-central Nevada, as explained earlier in the general review of Paleozoic stratigraphy.  There are numerous occurrences of telescoped overthrust sections, both older-over-younger and younger-over-older, which place potential ore hosts in a variety of complex structural and stratigraphic settings, which create a variety of traps, and large regional structures cutting through these sections that serve as pathways for circulation of hydrothermal fluids.

One enigma remains, the heat source.  Both major magmatic and metamorphic events have been discounted by many workers, as there seems to be no direct age relationship to major stocks, and regional metamorphism would have likely occurred in the Late Cretaceous or Earliest Tertiary, when plate collisions, underthrusting of continental slabs and crustal-thickening events were active.  Two theories are gaining currency:

1.	Regional Eocene magmatism may have been a major source of thermal energy throughout the Carlin-type province (Johnston and Ressel, 2004);

2.
Basinal mechanisms, which rely on the onset of Basin-Range extension to create crustal permeability, could have facilitated the widespread circulation of heated meteoric water (Seedorff and Barton, 2004).

Igneous and radiometric evidence lends support to both of the above hypotheses.  Tertiary dikes, associated with mineralization, have recently been recognized at many of the deposits and a significant number of deposits have been dated at 39-42 Ma (Arehart et al., 2003).

9.0           Mineralization

Past production at the Pinson Mine focused solely on oxidized, open-pittable gold ore.  Oxidation is extensive in the CX-Pinson fault system, affecting the entire length of the zone and penetrating up to 1,800 feet in depth.  The oxidation process generated pervasive limonite, hematite, and other iron and arsenic oxides.  Oxidation is variably developed in the Range Front fault, but significantly less extensive than the along the CX fault.  Within the Ogee zone, pervasive oxidation is limited to mineralization above the 4,700-foot level and is variably mixed oxide/sulfide to the base of current drilling at 4,250 feet in elevation (approximately 900 feet below the surface).

As in other Carlin-type gold systems, gold mineralization at Pinson is associated with localized silicification (jasperoid) along major structural zones that served as primary hydrothermal fluid conduits.  Silicification is not however confined to gold mineralized rock and can be found many hundreds of feet beyond economic gold mineralization.  With gold mineralized lithologies, carbonate has been driven out of the matrix of the siltstones and silty limestones, but may be present as late-stage (post-mineral?) veinlets filling brittle fracture sets.  Clay minerals and possibly sericite are also associated with the most intensely mineralized material, but identification in hand specimen is difficult due to the ultra-fine grain nature of the minerals.

Sulfide mineralization is pervasively associated with the mineralizing event and consists of two stages of pyrite development, a low gold grade material with pyrite, and an high-grade gold arsenian pyrite.  In hand specimens, gold bearing pyrite is a dull brassy to black color and extremely fine-grained.  Remobilized carbon is commonly associated with the pyrite (where unoxidized), giving the pyrite a “sooty” appearance.  Gold is primarily contained in pyrite, or found as rims around fine pyrite grains (Wallace and Wittkopp, 1983, Foster, 1994).  Detailed geochemical work suggests there is a positive Au-Hg (and weaker Au-As) correlation, as well as a negative Au-Ba association, which is preserved in the unoxidized environment (Foster and Kretschmer, 1991).  No other major elements (Pb, Zn, Cu, Mo, F) show any positive or negative relation to gold.  The only other visible sulfide species identified and directly associated with high-grade gold mineralization at the project is realgar.

9.1           Host Rocks and Structural Environment

The areas targeted for continued exploration and definition drilling are displayed in three representative cross-sections (Figures 9-1, 9-2, and 9-3). These figures span the area of the updated resource of this study and the controlling structures of the three main mineralized zones:

•	Section 6800 NE (Figure 9-1) shows the principal relationships involving the CX fault and related strands controlling the mineral resources in the area adjacent and below the CX pit.
•	Section 7100 NE (Figure 9-2) is 300 feet further NE along strike of the CX fault zone, and picks up the southern extension of the Range Front fault and the Ogee zones.
•	Section 7700 NE (Figure 9-3) is another 600 feet further NE along the same trend and displays the Range Front and Ogee zones.

In all three sections, several features of stratigraphy and structure are evident that play important roles in the localization of gold mineralization.  Features displayed include high-angle fault zones, host stratigraphy, and the earlier overprint of metasomatic alteration of calcareous sections of the upper and lower Ordovician Comus Formation.

Host rocks for gold mineralization at Pinson are a sequence of interbedded shale, siltstone, and limestone of the Upper and Lower Comus Formation of Ordovician age.  These rocks are exposed in outcrop and the mine pits along the east flank of the Osgood Mountains.  The Upper Comus (“Ocus”) is a gently east-dipping complex consisting of black carbonaceous shale interbedded with varying, but minor, amounts of calcareous siltstone and silty limestone.  The Upper Comus serves as the primary host rock in the Mag Pit area and is mineralized within the CX and CX-West pits and within and adjacent to the Range Front zone resource.

Beneath the Upper Comus lies a thick package of rocks assigned to the Lower Comus (“Ocl”).  The Lower Comus consists of a sequence of interbedded shale and limestone in roughly equal proportions near its top and gradually increasing carbonate component towards its base.  Within the Lower Comus interbedded shale/limestone unit, there are large irregular pods of contact-metamorphosed carbonates, ranging from nearly pure marble to garnet-epidote skarn to calc-silicated, wollastonite ± idocrase dominated rocks. This alteration is shown are combined as skarn/marble (“Osm”) and shown separately on the cross-sections.  By far the most receptive host rock for gold mineralization at the Pinson Mine, the Lower Comus is the host to the vast majority of the current resources delineated at the project.

Finally, the lowest and oldest defined stratigraphic unit at Pinson is the Cambrian Preble, ordinarily a maroon colored hornfelsed phyllite in the mine area.  The Preble is a very poor host rock, but does locally contain gold mineralization where intensely brecciated and positioned adjacent to major hydrothermal fluid conduits.

Structurally, the cross-sections are dominated by two large fault systems.  The CX fault zone, appearing on 6800 NE and 7100 NE, is a complex zone of brittle fracturing cutting both the Upper and Lower Comus Formation.  In the CX pit, the CX fault juxtaposes the Upper Comus shales against the limy beds of the Lower Comus.  The CX fault strikes approximate North 35° to 45° East and dips to the southeast at 55° to 65°.  Relative movement on the fault is dip slip with the southeastern side downthrown.  Displacement distance along the fault is currently unknown.  The CX fault was an important hydrothermal fluid conduit and the focus of gold mineralization within the CX pit and is the primary high-grade gold control for the current CX zone mineral resource.

The Range Front fault zone (displayed on cross-sections 6800 NE, 7100 NE and 7700 NE), in contrast to the CX fault, is much broader and persistent.  Extensive shearing and brecciation along the Range Front fault involves all map units at the property including the Cambrian Preble, Ordovician Comus, as well as the Cretaceous granodiorite.  On the sections, the contact zone is represented with several lines, but in reality is a broad zone of intensely sheared and/or brecciated rocks as shown in numerous core intercepts.  The Range Front fault has a slightly more northerly trend than the CX fault and strikes North 20° to 30° East and dips to the southeast at 55° to 65°.  As with the CX fault, the Range Front fault is a normal dip-slip fault with the southeastern side downthrown.  Internally, the rocks within the Range Front fault display a significant degree of ductile deformation of undetermined age.  Numerous instances of necking, rotation and dismembering of beds, polished slip surfaces, healed discontinuities and sheath folding are evidence of deformation under high confining pressures, and mask less extreme features, such as debris-flows and related soft-sediment deformation.

The Ogee zone (Section 7700NE) is displayed between the CX and Range Front fault structures and has a slightly more northerly trend than either the CX or Range Front.  The zone strikes North 5° to 10° East and dips vertically or locally steeply to the west-northwest at 85°.

The Ogee structure(s) is less well defined than either the CX or Range Front faults and appears to be made up of several narrow strands that have served to increase permeability to the hosting Lower Comus sediments and focus fluid flow into these rocks.

Another fault zone plays an important role in the distribution and localization of the Ogee zone mineralization.  The CX-West fault trends North 65° to 75° East and dips vertically.  The intersection of the CX-West and the Ogee structures is a primary high-grade gold control on the Ogee zone mineralization.  The CX-West is also a dip-slip fault with the north side down.  In the Ogee zone, this places the best host rocks, the Lower Comus, well below the definition drilling completed within the Ogee zone at this time.  Additional targets exist, deeper and to the north of the CX-West fault and the current Ogee resource, where the limy sequence of the Lower Comus is again present on the hanging wall side (north) of the CX-West fault zone.

Hydrothermal karsting and karst breccias are also important to the localization of mineralization.  These breccias are particularly receptive host rocks and are developed both along bedding and structural intersections.  Karst and collapse breccias primarily develop within the lower limy section of the Comus and make up the vast majority of the host rocks within the Ogee zone and to a lesser extent within the Range Front resource zone.

Figure 9-1:  Geologic Cross Section 6800NE

Figure 9-2:  Geologic Cross Section 7100NE

0
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Osm
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Range Front Fault Zone
ATNA
Explanation
Drill hole trace
Fault
Topo
Geology
High grade zone
Qal
Kgd
Osm
Ocus
Ocls
Cp

Cross Section 7700NE
(looking N30E)
Pinson Project
Humboldt County, Nevada
1:4,800

Figure 9-3:  Geologic Cross Section 7700NE

9.2           Alteration

Alteration, consisting of silicification, decalcification, argillization, introduced carbon and pyrite, is enhanced along structural zones (hydrothermal fluid conduits) and within receptive host lithologies.  Primary alteration associated with the gold mineral system has been affected by a Quaternary oxidation, with or without the development of clay fracture-fillings and veinlets.

The alteration suite at Pinson displays features common to other Carlin-type, sediment-hosted environments.  Historical accounts of the Pinson Mine (McLachlan et al., 2000) describe alteration found along the CX and MAG faults.

In the CX environment, which includes the A, B, C, CX and CX-West pits, there were gradational changes in the style and intensity of alteration.  Beginning in the southwest, the B Pit was noted as a faulted interface between carbonates and argillites, with gold deposition occurring in weakly silicified and kaolinized fractures along the structure.  Nearby, the A Pit was dominated by the development of gold-rich jasperoid (silicification of limestone-dominant rocks); within it, arsenical pyrite contained inclusions of <5 micron free gold.  Accessory minerals were chalcedony, kaolinite, marcasite, pyrite and sericite.  Further northeast, the C Pit hosted ore in decalcified carbonates cut by small cross-faults.

The CX Fault Zone, developed in the CX Pit, is characterized by a swarm of subparallel fault strands containing irregular silica-pyrite replacements along narrow zones of carbonate.  Silicification is more prevalent here than in the Range Front zone.  A large volume of the adjacent hangingwall carbonate-bearing siltstone is thoroughly decalcified, but barren.  Argillization and calcite veining occur in and adjacent to the fault zone.  In many instances, the fault breccia matrix has been completely argillized (Kretschmer, 1983).  A deep core test undertaken in 1993 (DDH-1541) encountered a leached, gold-bearing zone containing marcasite, arsenopyrite, and traces of cinnabar, realgar, stibnite, sphalerite, galena and native arsenic (Kretschmer, 1983).  The CX West Pit is focused on the CX-West fault zone that trends N70°E about 600 feet west of the CX fault and hosted ores extracted from the faulted contact zone separating lower, calc-silicated Comus carbonates from Upper Comus argillites.

Mineralization within the MAG pit developed near the projected intersection of the north-northwest trending MAG fault and the northeast trending CX fault.  Certain lithologies (calcareous argillite and shale) were preferentially mineralized relative to others (pure argillite and calc-silicates).  The dominant alteration elements were total decalcification and leaching of the carbonate host, accompanied by extensive argillization.  Pervasive silicification healed fault gouge and breccias, produced jasperoids in the leached rock, and replaced undisturbed rock adjacent to the silicified structures.

The Range Front fault zone, in contrast to the CX-related system, displays primarily pervasive argillization and decalcification of the host rock in addition to the intense shearing.  Where strongest, the zones consist of punky, spongy decalcified limestone in an argillically altered shaley, silty, carbon-rich matrix.  White and green clay fracture- and void-fill veinlets and patchy clay zones occur which give the rock a mottled appearance.  Silicification appears minor and occurs as a broad overprint or as altered clasts in breccia zones.  Calcite veining is prevalent throughout the system but is strongest along the margins of the Range Front fault envelope.

In the Atna exploration program to date, mineralized core holes in both the CX and Range Front (RF) zones encountered the alteration features typical of past Pinson mining experience, and expected in Carlin-type systems.

9.3           Mineralized Zone Configuration

Figures 9-4 and 9-5 show grade thickness contours defining the current known morphology of the CX and Range Front Fault mineralized zones in longitudinal section based on Atna’s Phase 1 work program.  The sections are oriented approximately N30°E, with the left edge southwest, the right edge northeast, and the section dipping toward the viewer at 55 degrees.  The sections represent the grade (oz/ton) multiplied by the thickness (feet) of mineralization along the strike of the fault plane. Pinson Mining Company drill holes are shown in green and Atna Resources drilling shown in yellow ochre, red and brown.

The CX mineral zone (Figure 9-1) is the smaller of the two, with an approximate strike length of nearly 2,000 feet (near the surface) and an overall down-dip extent in excess of 1,500 feet, with grades averaging better than 0.25 oz/ton. From the section it can be seen that mineralization is poddy near the surface, with three separate zones of mineralization at and just below pit level. Below about 4500 feet in elevation, mineralization becomes more consistent, with two separate bodies in evidence. Both extend down dip over 600 feet, with strike lengths of 300 to 500 feet. These two zones are separated by a weak to non-mineralized zone. Causes for this barren zone are not fully understood, but post mineral faulting is a likely the cause.

Atna Resources’ Phase 1 drill program in the CX was designed to define and expand the extents of the southern mineral zone, and expand the potential down dip extent in the northern and southern mineral zones. Holes APCX-226, 224, 218 and 216 limited the extent of the southern mineral zone on the south and north edges, helping to refine the barren zone between the north and south zones. Hole APCX-219, arguably the best Atna drill hole into CX mineralization, added significant width and grade potential to the northern mineral zone. This hole also helps define a roughly 20 degree northeast oriented rake in thicker, higher grade mineralization. This thicker zone remains open at depth to the northeast.

Atna Resources drilled no additional holes into the CX zone during its Phase 2 program. This decision was made because of the difficultly in controlling deep drill holes in a regular 100-foot pattern, the CX zone’s lower overall grade (<0.4 oz/ton Au) and narrower thicknesses than those of the Range Front zone. Deeper definition drilling on the CX fault zone is recommended and will be necessary to move the deeper resources into reserves in the future. This work is recommended after underground workings ramp down and provide underground drill access along the CX zone.

Figure 9-4:  Grade-Thickness Long Section, CX Fault Zone
(Source: Atna Resources, March 2005)

Mineralization and the gold resource along the Range Front Fault, in contrast to the CX Fault, appear to be more consistent (Figure 9-5) based upon the Phase 1 and Phase 2 drilling results. Drill spacing remains relatively broad spaced in the lower portion of the Range Front system, but what appears to be developing is a near vertical zone of mineralization from about 4,750 feet in elevation, down to approximately 3,500 feet, with grades greater than 0.3 oz/ton gold. This columnar area appears to consist of two connected zones below 4,400 feet, and an upper separate zone above 4,500 feet. The area between the zones is weakly mineralized and may represent post-mineral offset along the CX-West Fault (or an unnamed subparallel fault), an east-northeast trending, north-northwest-dipping fault.

Prior to Atna’s programs, mineralized intercepts in the Range Front zones were sparse, with holes spaced 400 to 600 feet apart. Atna’s Phase 1 program was designed to fill-in between these intercepts, expand the zones both along strike and dip, and step out from known thick high grade intercepts in holes HPR-050, HPC-162, HPC-144, and HPC-075 drilled by Homestake Mining Company (HMC) as operator of the Project for the Homestake/Barrick partnership. The Phase 1 program began to define the upper zone of mineralization with offsets of hole HPR-050 that carry mineralization up dip almost 300 feet to hole APRF-207, 400 feet to the southwest (hole APRF-209), and 200 feet southeast in hole APRF-212. Atna drilling at deeper elevations is also confirming a consistent zone of mineralization surrounding holes APRF-225 and APRF-223. These two holes were drilled 400 feet downdip of hole HPR-050, halfway to intercepts at depth in HMC holes 144, 162, and 075. Hole APRF-221, targeted within the triangle defined by the last 3 holes, confirmed continuity of mineralization among these holes.

As in the CX mineral zone, an apparent rake is developing in the thicker, higher grade intercepts which plunges NE from 10 to 30 degrees along the Range Front fault zone. The rake in both the CX and Range Front zones probably represents the trend and plunge of intersections between fault plane intersections, favorable lithologic horizons, and possibly hydrothermal karsting.

Figure 9-5:  Grade-Thickness Long Section, Range Front Fault Zone – Phase 1 Results
(Source: Atna Resources, March 2005)

9.4           Atna’s Phase 2 Program Interpretations

9.4.1                      Range Front Mineralization

Atna’s Phase 2 program has completed 100-foot centers in the upper Range Front zone from an elevation of 4,850 to approximately 4,650. The Phase 2 work has changed the configuration of the upper Range Front gold distribution as shown in Figure 9-6 and 9-7.  Mineralization within the upper Range Front zone (see Figure 9-7 for detail of Upper Range Front zone) has not proven as consistent as anticipated from the results of the phase 1 drilling. Controls on the thick, high-grade zones within the upper pods (holes APRF-209, APRF-284 and HPR-050) now appear to be strongly influenced by and restricted to structural intersections between the Range Front fault and more northeasterly trending subordinate faults such as the Adams Peak, CX-West, and other unnamed fault zones. Additional drilling is recommended to further refine the gold distribution in these high grade pods.

Important observations have been made from the Phase 2 drilling and underground mapping which include:

The Comus Formation has been recumbently folded along a general northerly to northeasterly axis likely as a result of emplacement of the Cretaceous stock and regional compression. Within the CX-West pit area, both shale and limestone units have been folded into a tight synform, with the upper shale faulted against the lower limestone by the CX-West fault. From underground mapping, the shale can be seen to have been faulted against limestone by both the CX-West fault and a series of N30°E structures.  These structures have sandwiched the shale package between the northeast trending structures (e. g. the Adams Peak fault) and the CX-West fault (a N70°E striking fault) on the east, and the Range Front Fault on the west. The effect of this has formed a tight shale trough and caused extensive shattering and brecciation of the upper shale package in this region, resulting in very poor ground conditions.

Channel samples in the CX-West pit, underground, and in drill hole assays indicate the shale in this area to be a relatively poor host lithology. Sampling indicates mineralization to occur strictly within the structures, and to be erratic and discontinuous even on a several foot scale. Drill data shows this also affects the mineralization in the Range Front fault zone. Phase 2 drilling indicates mineralization will be confined by the upper shale unit along the Range Front fault with the most robust mineralization occurring within the lower carbonate bearing member of the Comus.

Sampling and drill intercept data, however, do show high-grade gold mineralization within the shale member along the CX-West and other N70°E faults, and N30°E faults such as the Adams Peak fault, in the hangingwall of the Range front fault system. Early observations show these faults, particularly along the faulted limestone shale contact and in the limestone below the shale trough base at 4,700 foot elevation could be target zones for additional mineralized bodies. These target mineral zones may add to the overall contained ounces in the system, if exploration is successful in delineating minable resources within these target areas.

Foot-ounces
Gold
38.2
9.52
6.64
5.24
4.24
3.39
2.65
2.07
1.4
0.88
0.558
0.398
0.23
0.0998
0.0386
0.00806
0.000417
Atna Phase 2 drill hole
Atna Phase 1 drill hole
Lost drill hole
Pre-Atna drill hole
APRF-228
APRF-282
APRF-285
APRF-272
APRF-227
APRF-236
APRF-238
APRF-217
APRF-208
APRF-250
APRF-245
APRF-247
APRF-231
APRF-252
APRF-253
APRF-268
APRF-267 lost
APRF-215
APRF-239
APRF-223
APRF-237
APRF-277
APRF-225
APRF-229A
APRF-224
UGRF-002
RHA-1568
RHA-1520
RHA-1718
HPR-071
HPR-040
HPR-041
HPR-012
HPR-013
HPR-047
HPR-072
HPC-158
HPC-152
HPC-159
HPC-156B
HPC-161
HPC-160
HPC-146
HPC-127

ATNA RESOURCES INC.

Atna Resources Inc.

Date: 3/1/2007	**PINSON PROJECT** **Range Front Zone** **Long Section** **Showing Foot-Ounce Gold Contour** **(oriented in plane of fault,** **looking N60W plane dips 55 SE)** **Figure 9-6**
Author:	
Office: Reno	
Drawing:	
Scale: n/a	Projection: Non-Earth (feet)

Figure 9-6:  Grade-Thickness Long Section, Range Front Fault Zone – Phase 1 & 2
(Source: Atna Resources, March 2007)

7000NE
7100NE
7200NE
7300NE
7400NE
7500NE
7600NE
7700NE
7800NE
7900NE
8000NE
8100NE
8200NE
8300NE
8400NE
5000 ft
4900 ft
4800 ft
4700 ft
4600 ft
4500 ft
Foot-ounces Gold
Atna Phase 2 drill hole
Atna Phase 1 drill hole
Lost drill hole
Pre-Atna drill hole
Atna Resources Inc.
PINSON PROJECT
Upper Range Front Zone
Long Section
Showing Foot-Ounce Gold Contour
(oriented in plane of fault,
looking N60W plane dips 55 SE)
Figure 9-7

Figure 9-7:  Grade-Thickness Long Section, Upper Range Front Fault Zone – Phase 1 & 2
(Source: Atna Resources, March 2007)

9.4.2                      Ogee Zone Mineralization

Gold mineralization was encountered in the adit drifting along the projection of the exploited portion of the Linehole structures.  The mineralization, where exposed in the adit, averages 34 feet wide and grades 0.55 oz/ton gold.  The Ogee zone occurs in a decalcified limestone-siltstone and collapse breccia within the lower member of the Ordovician Comus Formation (the principle host rock for mineralization at Pinson).  The shape of the mineralized collapse breccia is highly irregular, but appears to have five principal controls, including:

•	Stratigraphy; where mineralization is mainly in a limy sequence below the contact with the upper shale member of the Comus Formation.
•	Bedding, that dips steeply north. Work has failed to show the presence of the “Linehole Anticline” in the underground workings and Ogee drilling.
•
The Ogee structural zone, as exposed in the adit, is a steep, brittle fault zone.  Collapse breccias are focused along this series of structures and propagate outward along favorable stratigraphic horizons.

The intersection of the CX-West fault zone and the Ogee structures is strongly mineralized.  The CX-West fault may actually off-set the Ogee structures and the major collapse feature encountered in OGUG-004 appears to be centered at or near this intersection. Proximity to and pervasiveness of skarn development in the lower Comus impedes the development of collapse breccia and host rock development for gold mineralization.

Mineralization appears best developed near the intersection of the Ogee structure and the CX-West fault within the limy sequence below the capping shale and beyond the pervasive metasomatized limestone package below and to the south of this fault intersection.  Figure 9-7 displays an oblique view of the 0.1 ounce per ton gold shell surrounding the Ogee Zone mineralization, its spatial relationship to the Range Front mineralization, the existing underground workings and schematic development declines.

Figure 9-8:  Ogee Zone Grade Shell
(Source: Atna Resources, March 2007)

10.0           Exploration

10.1.                      Introduction

Exploration approaches at Pinson have consisted primarily of mapping, geochemical sampling and drilling.  These approaches have been successful in discovering about 1 million ounces of gold in several exploited open pit deposits.  Several geophysical approaches have been applied with limited or non-measurable success.  Geophysics has largely been applied to exploratory programs along strike of known mineralized zones and as grass-roots applications to find additional mineralized zones.

10.2           Geologic Mapping and Geochemical Sampling

Cordex Syndicate, and its successor, Pinson Mining Company, explored the property largely through mapping and geochemical sampling.  There are three known mapping programs:

1.	A regional mapping program from Preble to Getchell by Pete Chapman in the late 1970s. The map has yet to be recovered from the Pinson property archives.
2.	A 1:6000 scale mapping program of the Pinson property in 1983. Portions of the map series have been located in Pinson property archives.
3.	A 1:2400 scale mapping program of the Pit areas through the active life of the mine. Portions of the map series have been located in Pinson property archives.

In addition, bench mapping in the pits occurred during mining, and was followed up by detailed 1:1200 scale maps of the A, B, C, CX, MAG, CXW, and Bluebell pits by Tom Chadwick in 2000, after the cessation of mining activities.  Chadwick’s maps were completed under the Homestake Mining/Barrick partnership agreement.

Several geochemical programs were completed by the Cordex Syndicate and Pinson Mining Company during early discovery of the Pinson Mine, throughout active mining, and by Homestake Mining Company.  These are:

1.
Cordex Syndicate took rock chip samples during ongoing mapping.  A total of 737 samples were taken in this program.  Samples were assayed consistently for gold, silver, arsenic, antimony, and mercury, with select samples also analyzed for lead, zinc, copper, and manganese.  The dual programs of sampling and mapping were responsible for the discoveries of the Blue Bell and Felix Canyon pit areas (Thompson et al., 2000).

2.	Pinson Mining completed 6 float chip geochemical grids consisting of 8,756 samples. These grids cover the MAG deposit, and on strike to the south of the A and B pits.
3.	A biogeochemical study of sagebrush was run in the 1990s. Results from this study were inconclusive.
4.
312 additional rock samples and 273 additional soil samples were taken under the Homestake/Barrick JV program.  These sample programs were completed on strike to the south of the existing pit areas, and to the west of the A, B, C, and CX pits, near the Granite Creek Tungsten Mine.

10.3           Drilling

There are several generations of drill programs on the property, beginning in 1963 with Nevada Goldfields Corporation’s drilling program.

1.     Reverse circulation drilling by Nevada Goldfields Corporation in the 1960’s to prove up a small resource in the “B” pit area.
2.	A 2-hole program (core) by Homestake Mining Company in 1968.
3.
Exploration and development drilling by the Cordex Syndicate and Pinson Mining Company from 1970 to 1996.  This program led to the initial discovery of the A, and B pits, and led to successive discoveries of the C, CX, and Mag Pits.  Within the Atna-Pinson Mining Company Area of Interest there are 2,323 holes, totaling 1,063,734 feet, drilled by the Cordex Syndicate or Pinson Mining Company.

4.	A 206-hole program by Homestake Mining Company from 1997 to 2000.
5.	A 3 hole program by Barrick during 2003.
6.
Miscellaneous exploratory holes in the area include a twelve hole program by Echo Bay Exploration, scattered holes by the USGS for research purposes, and numerous drill holes in and around the Granite Creek and Pacific Tungsten Mines

7.
Atna Resources completed a Phase 1 program including 31 drill holes, a combination of reverse circulation rotary and diamond drilling from August 2004 through February 2005 totaling 29,740.5 feet of drilling

8.
Atna Resources completed an additional 57 surface drill holes using a combination of reverse circulation rotary and diamond drilling and an additional 48 underground diamond drill holes from May 2005 through April 2006 totaling 53,678.1 feet of drilling.

Homestake Mining Company’s activities from 1997 to 2000 were the last extensive effort to explore for gold on the property prior to Atna Resources work.  The Homestake work resulted in the identification of deeper high-grade gold zones in the CX and Range Front Fault Zones that have been the focus of Atna’s exploration and resource definition work in both its Phase 1 and Phase 2 programs.

10.4           Trenching and Channel Sampling

No trench or channel sample programs are known.

10.5           Geophysics

Numerous geophysical surveys have been completed during the course of activity at Pinson.  These include regional and detailed surveys.  Regional surveys include gravity and aeromagnetics.  Detailed surveys run were mostly electromagnetic in nature and include IP, EM, MT, and CSAMT surveys.  A brief summary includes:

1.	Airborne EM and magnetics by the USGS at ¼ mile spacing throughout much of the Getchell Trend.
2.	Ground based magnetics covering the CX zone completed in 1970 by the Cordex Syndicate.
3.	Regional gravity surveys, both public and private, compiled by Homestake Mining Company in 1997.
4.	Ground-based magnetic survey at the north edge of the MAG pit completed in 1998 by Homestake Mining Company.
5.	Several generations of AMT (EM, IP, CSAMT) completed by Pinson Mining Company.
6.	Several CSAMT lines completed by Homestake Mining Company in 1998 to 2000.
7.	Several EM lines completed by Homestake Mining company in 2000

Technical reports and data sets are available for these surveys.  No interpretive reports have been located.  The geophysical surveys previously completed at the project have not been utilized by Atna as part of its exploration efforts to define mineralization associated with the CX and Range Front mineral zones.

10.6           Underground Drifting / Evaluation

A small exploration drift was put into the upper “B” zone by Cordex Syndicate in the early 1970s for bulk testing.  Results are unknown, as no report has been found in the Pinson property archives.

10.6.1                      Atna Underground Drifting / Evaluation

Commencing in May 2005, Small Mine Development of Boise, Idaho, was contracted by Atna Resources to drive exploration drifts, crosscuts and develop drill stations to carry out Atna’s Phase 2 evaluation of the Range Front resource area. The Range Front resource area was outlined in Atna’s Phase 1 program and covered in detail in a NI 43-101 Technical Report (April 2005, revised December 2005 and available on SEDAR) authored by Robert Sim, a qualified person under NI 43-101.

The underground work developed 1,988 feet of 14-foot by 16-foot adit, 378 feet of decline, and six diamond drill stations.  Additionally, a small minablity test was carried out on the new Ogee zone to evaluate rock conditions that may be present in future stopes.

Drifting encountered two (2) rock types with variable rock quality and stability underground.  The primary lithology encountered is the lower Ordovician Comus Formation limy sequence.  This unit is variably metasomatized to marble, wollastonite, garnet and idocrase and is also the principle host unit for gold mineralization at the Pinson property.  Where cut in the underground workings, this unit is very competent and has a very high stability in both the ribs and back of the workings.  The second lithologic unit encountered is the upper Ordovician Comus Formation shale sequence.  This rock unit ranges in rock quality from good to very poor.  The majority of the upper Comus shale is moderately competent requiring some ground support in the back and along the ribs.  However, where the shale is cut by late pre-mineral and/or post-mineral faults, the ground conditions degrade rapidly and ground support is required in areas of extensive shattering of the shale by high angle faulting.

Fortunately, the vast majority of the mineralization outlined in Atna’s work, including the Ogee zone mineralization, is hosted in the lower Comus limy sequence where ground conditions were found to be good to excellent.  Test mining of the Ogee zone, where mineralization crossed the adit, successfully mined several rounds of muck requiring little or no ground support.  A total of 300 to 400 tons of mineralized material were removed in a 14-foot by 16-foot drift and stockpiled for later processing.  The small test mining effort indicates that a portion of the mineralization is likely to be able to be mined by open stope methods rather than drift and fill which, if realized in practice, will reduce mining costs significantly within the Ogee zone.

Mineralization within the Ogee zone, at adit level (4780-foot level), is hosted by decalcified siltstone and shale of the lower carbonate rich section of the Ordovician Comus Formation.  The rocks are locally brecciated by both faulting and karst development along and adjacent to the high angle fault zones which focused mineralizing fluids.  Gold mineralization is associated with strong iron oxide after pyrite and elevated arsenic (after realgar and arsenian pyrite).  Gold values in continuous channel samples in the adit ribs returned weighted average assays of 0.682 oz/ton gold over 34 feet from the north rib and the 0.470 over 35 feet from the south rib.

Table 10-1:  Ogee Zone Channel Sample Assays
OGEE ZONE CHANNEL SAMPLE ASSAYS
Sample No.	From(feet)	To(feet)	Length(feet)	Gold oz/ton(gram/tonne Au)
NORTH RIB
RFUG-055	76	81	5	0.144 (4.94)
RFUG-056	81	85	4	0.445 (15.26)
RFUG-059	85	88	3	0.274 (9.39)
RFUG-061	88	93	5	1.448 (49.65)
RFUG-063	93	97	4	0.176 (6.03)
RFUG-064	97	101	4	0.739 (25.34)
RFUG-067	101	110	9	0.996 (34.15)
Weighted Average			34	0.682 (23.38)
SOUTH RIB
RFUG-081	77	80	3	0.106 (3.63)
RFUG-082	80	83	3	0.065 (2.23)
RFUG-083	83	93	10	1.082 (37.10)
RFUG-084	93	96	3	0.894 (30.65)
RFUG-086	96	99	3	0.355 (12.17)
RFUG-087	99	107	8	0.028 (0.96)
RFUG-088	107	112	5	0.228 (7.82)
Weighted Average			35	0.470 (16.11)

Ground conditions in the Range Front zone were not evaluated during this phase of drifting, however ground conditions within the Range Front zone are anticipated to be similar to those present at the Getchell Mine to the north and are expected to be exploitable by underhand drift and fill stoping methods.

11.0           Drilling

11.1           Summary of Past and Present Programs

11.1.1                      Drilling by Earlier Operators

A total of 2,461 holes have been drilled inside the Atna-PMC JV agreement area.  Pinson Mining Company (PMC), or Pinson’s predecessors – Rayrock Mines and the Cordex Syndicate – drilled the majority of those holes (2,100), while Homestake Mining Company drilled 206 targeted holes.  Holes drilled by other companies are scattered about on the property, including 4 by Barrick, 12 by Echo Bay at the north end of the property, and numerous holes drilled prior to 1970.  The digital database, initially established by Homestake Mining Company, had been set up to track only HMC data from 1997 on.  All data prior to 1997 was lumped into “OTHER” in the Drilled By field of the database, negating any method for tracking who drilled any particular hole.  Table 11-1 Summary of Drilling, provides the digital record of the previous known drilling activity on the property.

Table 11-1:  Summary of Drilling
Drilled By	# of Holes	Total Footage	Average Depth
Atna Resources-surface	88	68,069.6	774
Atna Resources-underground	48	15,349.0	320
HOMESTAKE	206	236,255.0	1,147
OTHER (PMC or Others)	2,119	1,072,320.0	395

The vast majority of PMC holes were development holes in and around the existing pit areas.  There are over 1,200 drill holes within the A, B, C, CX, MAG, CXW, Felix, and Bluebell pit areas.  All but 9 are either conventional or reverse circulation rotary drill holes, and most (778) were drilled vertically.  All of the 9 core holes drilled by Pinson Mining are in the B, C, CX, and Mag pit areas, and served one or more of the following purposes; stratigraphy, metallurgy, or deep tests on mineralized structures.  A nearly complete set of original drill logs is available in the archives of Pinson Mining Company at the Pinson project site.

Homestake Mining Company (HMC) drilled 206 holes on the property with the vast majority (146) focused on the CX and Range Front Fault systems, accounting for 134,000 feet of the total HMC footage.  Forty of these holes were drilled either entirely as HQ core, or as reverse circulation pre-collars with HQ core tails.  The remaining, including pre-collared portions of core holes, were drilled by reverse circulation methods.  All original HMC drill logs are available onsite.

Barrick Gold Exploration drilled three holes in 2003 to test targets identified subsequent to Barrick’s acquisition of Homestake Mining.  Drilling tested the deep (>3,000 feet) extensions of the CX fault zone near its projected intersection with the fault zone controlling mineralization in the Mag Pit.

11.1.2                      Drilling by Atna Resources

Atna’s Phase 1 program followed up drilling by both Pinson Mining Company (PMC) and Homestake Mining Company (HMC) that identified the mineral zones beneath the CX pit and along the Range Front Fault.  In Atna’s Phase 1 program it drilled 31 holes, totaling 29,740.5 feet of combined RC and core, to test previously drilled mineralization in the two primary targets.  Atna’s Phase 1 program had five-objectives:

•	Improve mineralized zones in terms of grade and thickness, particularly in regions where drilling was completed solely by reverse circulation drilling.
•	To develop continuity in the mineral zones by drilling between known intercepts, particularly in areas where drill spacing was greater than 400 feet apart.
•	To expand the zones laterally and at depth, and potentially discover additional zones near and adjacent to the principle high grade gold controls in the district.
•	To obtain rock quality data on hangingwall, foot wall, and mineralized zones to plan future underground exploration, underground reserve definition drilling platforms, and bulk sampling programs.
•	To evaluate the previously identified targets associated with the Linehole anticline

Of the 29,740.5 feet of drilling completed by Atna in its Phase 1 program, 13,000 feet in 13 holes were drilled into the CX Fault zone and 16,740.5 feet in 18 holes were drilled into the Range Front Fault zone.  The prefixes APCX- and APRF- indicate the CX and Range Front targets, respectively.  Table 10-2 Summary of Atna Resources Phase I Drilling, summarizes the drill holes by depth, RC footage, and core footage.  Both the CX and Range Front faults are northeast striking, southeast dipping faults.  Consequently, all of Atna’s drill holes were oriented to the west-northwest, around 300 degrees azimuth, and angled from 45 degrees to 75 degrees.  Coring began between 100 to 200 feet above the fault zones and terminated usually from 50 to 100 feet after encountering the footwall zone of the fault.

Atna’s area of immediate focus within the CX Fault zone and southern portion of the Range Front Fault zone contains numerous shallow drill holes (see Table 10-1), but only 370 drill holes from PMC and HMC actually pierce the fault zones.  The majority of holes drilled by PMC within Atna’s Phase 1 exploration area either have been mined out, or are too short to pierce the fault structure.

Objectives of Atna’s Phase 2 program were to define and delineate measured and indicated gold resources in the higher elevations of the Range Front (RF) Fault zone where a 1,000 foot long and 200-500-foot high pod of mineralization was partially outlined by Atna’s Phase 1 program (Figure 9-5).  Atna’s Phase 2 program was designed to drill the upper Range front zone on 100-foot by 100-foot centers between the 5,000 foot and 4,400 foot elevations.  The program utilizes a combination of both surface and underground drill stations to delineate the zone.  Although mineralization on the Range Front fault extends to at least the 3,200 foot elevation, Atna believes converting these resources to measured and indicated confidence levels should be deferred until underground access has been established and shorter length underground drill holes may be utilized.  Additionally, based upon the relatively low grades and thin widths of the CX zone’s mineralization, Atna has deferred additional in-fill drilling on the deeper portions of the CX zone until underground drilling platforms are available.

Underground development for drill stations was necessary due largely to the high cost of drilling deeper holes from the surface and the difficulties resulting from drill hole deviations when targeting 100-foot offsets.  An underground exploration drill drift was collared in May 2005 to facilitate exploration drilling on the upper Range Front zone, the continued evaluation of the Linehole Anticline, and to serve as the initial access for development and production during mining if the Phase 2 work was successful.  The drift will also serve as access to the deeper portions of the Range Front and CX fault zones in the future for development drilling and production mining.

Surface Drilling for Phase 2 began in May of 2005, and utilized a combination of RC pre-collars with HQ core tails to drill the fault structures.  Completed drilling by Atna in Phase 2 totaled 38,329 feet of surface RC and core drilling, with an additional 15,349 feet of HQ core from underground diamond drilling. Underground drilling began September 9, 2005 after drifting was complete and drill rigs became available.  The underground portion of Range Front drilling was put on hold after 2 months due to extremely poor drilling conditions, which forced a significant portion of the work to be re-planned.  The Range Front surface drilling was expanded to cover much of the planned underground drilling, while underground drilling focused on evaluation, expansion and delineation of the Ogee zone discovered during the course of the Phase 2 work program.

During drifting to establish the underground Range Front drill stations, a strongly mineralized
Zone, called the Ogee zone, was intersected by the drift.  Channel samples from the drift ribs averaged 0.55 ounce per ton gold over 34 feet.  This zone, due to its potential economic significance, prompted new plans to drill holes on 75-foot centers to define and expand this potential resource.  Drilling on the Ogee zone was started in November, 2005 when the decision was made to alter the Range Front underground drill plans.  Underground drill crews completed 15,349 feet of HQ core in the Ogee, CX-West, and Range Front targets during the Phase 2 program.

Delong Construction & Drilling of Winnemucca, Nevada and Eklund Drilling of Elko, Nevada provide surface RC services, while Ruen Drilling of Clarke Fork, Idaho, and EMM Drilling of Winnemucca, Nevada provide surface core services.  Connors Drilling of Colorado provided underground core drilling services.  Drilling methods, QA/QC, and sampling protocols and procedures for Phase 2 drill activities are the same as for Phase 1 and described in sections 10.2 and 11.0 of this report.  Readers are referred to the December 2005 43-101 Technical Report authored by Robert Sims for details of the QA/QC program carried out in Atna’s Phase 1 drilling program at the Pinson Project.

11.2           Drilling methods

Atna’s program utilized both reverse circulation (RC) and diamond core drilling (DDH) methods.  Reverse circulation drilling was used primarily as pre-collars for diamond core tails.  This was done to minimize costs in the barren material above the mineralized fault zones.  Diamond drilling was utilized to provide better confidence in sample quality than can be expected from RC drilling methods, as well as to provide for rock quality calculations and better geologic definition of the structurally controlled high grade gold zones for engineering and modeling purposes.

Atna’s Phase 1 drilling program was completed in March 2005 and consisted of surface RC and diamond drilling.  The reader is referred to the December 2005 NI 43-101 Technical Report filed on SEDAR for the details of this portion of Atna’s work at the Pinson Project.  The Phase 1 work included completion of 88 drill holes.  The drilling footage in these holes included 18,412 feet of RC drilling and 11,328.5 feet of HQ diamond drilling (total footage of Phase 1 equaled 29,740.5 feet).  Table 10-2 summarizes the Phase 1 drill holes.

Table 11-2:  Summary of Atna Resources Phase I Drilling
Hole Number	Total Depth	RC Footage	Diamond Footage
APCX-201	440	0	440
APRF–202	788.5	0	788.5
APCX–203	845	400	445
APCX–204	980	385	595
APRF–205	674	385	289
APCX–206	222	0	222
APRF–207	635	635	0
APRF–208	1,090	700	390
APRF–209	676	350	326
APRF–210	645	400	245
APCX–211	1,010	500	510
APRF–212	980	600	380
APCX–213	1,100	700	400
APCX–214	1,020	600	420
APRF–215	1,010	600	410
APCX–216	1,045	460	585
APRF–217	920.5	600	320.5
APCX–218	1080	700	380
APCX–219	1,160	800	360
APCX–220	1248	970	278
APRF-221	1832	800	1032
APRF-222	650	650	0
APRF-223	1300	1000	300
APCX-224	1439	1060	379
APRF-225	1387	1080	307
APCX-226	1412	1100	312
APRF-227	780	260	520
APRF-228	500	500	0
APRF-229	432	432	0
APRF–229A	1515	1045	470
APRF–230	924.5	700	224.50
Total Drilled	29,740.5	18,412	11,328.5

Atna’s Phase 2 work completed 48 underground diamond drill holes and an additional 57 surface drill holes that includes both RC pre-collar holes with core-tails, holes completed entirely with diamond drilling, and several holes drilled entirely with RC methods.  This work included a total of 38,329.1 feet of surface drilling (27,129 feet of RC and 11,200.1 feet of core) and 15,349 feet of underground diamond drilling.  The flowing tables summarize the new drilling footage included in this updated technical report study:

Table 11-3:  Summary of Atna Resources Phase 2 Surface Drilling
Hole Number	Total Depth	RC Footage	Diamond Footage
APRF-231	1000	1000	0
APRF–232	732.3	360	372.3
APRF-233	560	560	0
APRF-234	563	360	203
APRF–235	360	360	0
APRF-236	822	500	322
APRF–237	975	500	475
APRF–238	815	360	455
APRF–239	957	600	357
APRF–240	422.5	360	62.5
APRF–241	552	280	272
APRF–242	400	400	0
APRF–243	443	300	143
APRF–244	525	300	225
APRF–245	650	650	0
APCX–246	672	260	412
APRF–247	795	600	195
APCX–248	745	460	285
APCX–249	726	400	326
APCX–250	625	300	325
APRF-251	748	400	348
APRF-252	739	600	139
APRF-253	845	545	300
APRF-254	475	0	475
APRF-255	588	0	588
APRF-256	750	0	750
APRF-257	724	0	724
APRF-258	724	0	724
APRF-259	693.5	0	693.5
APRF–260	719.3	560	159.3
APRF–261	798	669	129
APRF-262	655	480	175
APRF-263	610	460	150
APRF-264	765	560	205
APRF-265	655	520	135
APRF-266	614	365	249
APRF-267	807.5	700	107.5
APRF-268	905	700	205
APRF-269	500	500	0
APRF–270	570	300	270
APRF–271	524	280	244
APRF-272	500	500	0
APRF-273	600	600	0
APRF-274	600	600	0
APRF-275	600	600	0
APRF-276	1100	1100	0
APRF-277	1100	1100	0
APRF-278	500	500	0
APRF-279	780	780	0
APRF-280	800	800	0
APRF-281	550	550	0
APRF-282	600	600	0
APRF-283	770	770	0
APRF-284	780	780	0
APRF-285	550	550	0
APRF-286	400	400	0
APRF-287	350	350	0
Total Drilled	38,329.1	27,129	11,200.1

Table 11-4:  Summary of Atna Resources Phase 2 Underground Diamond Drilling
Hole Number	Total Depth
UGRF-001	159
UGRF–002	373
UGRF-003	424
UGRF-004	409
UGRF-005	543
UGRF-006	638
UGRF-007	526
UGOG-001	191
UGOG-002	136
UGOG-003	102
UGOG-004	282
UGOG-005	422
UGOG-006	270
UGOG-007	183
UGOG-008	287
UGOG-009	213
UGOG-010	302
UGOG-011	418
UGOG-012	42
UGOG-013	263
UGOG-014	315
UGOG-015	213
UGOG-016	329
UGOG-017	539
UGOG-018	250
UGOG-019	133
UGOG-020	157
UGOG-021	162
UGOG-022	849
UGOG-023	187
UGOG-024	243
UGOG-025	450
UGOG-026	198
UGOG-027	203
UGOG-028	414
UGOG-029	170
UGOG-030	195
UGOG-031	198
UGOG-032	637
UGOG-033	667
UGOG-034	598
UGOG-035	452
UGCXW-001	163
UGCXW-002	204
UGCXW-003	178
UGCXW-004	207
UGCXW-005	357
UGCXW-006	498
Total Drilled	15,349

11.2.1                      Reverse Circulation Rotary Drilling

Atna’s Phase 2 reverse circulation rotary drilling (RC) was completed by DeLong Construction & Drilling of Winnemucca, Nevada using a Schramm 1500 truck mounted drill, supported by a water truck, pipe truck, and service truck, and staffed by a driller, helper and sampler.

RC drilling was used principally for pre-collaring core holes, however several RC-only holes were drilled in this phase of the Pinson project evaluation.  The pre-collar portion consisted of drilling through non- or weakly-mineralized rock and stopping at a known depth above the target mineralization.  After drilling, the hole was cased using 4 5/8 inch threaded steel pipe to maintain the integrity of the hole until the core rig arrived to finish the hole to target depth.

Drill holes started using a 5 5/8 inch hammer bit.  The hammer bit uses a pounding action along with rotation to break the rock into pieces, and air pressure to lift the cuttings up out of the hole, and into a cyclone and then the sample splitter.  When the air system was no longer powerful enough to drive the hammer in the presence of high downhole water pressure, the hammer bit was replaced with a tri-cone bit.  A tri-cone uses three rotating wheels with pointed carbide buttons to grind the rock into small pieces.  Air pressure is used, as with the hammer bit, to lift the ground-up cuttings to the sampling apparatus.

11.2.2                      Diamond Core Drilling

The surface diamond core program conducted by Atna was completed by two contractors, Ruen Drilling of Clark Fork, Idaho and Layne Christensen of Chandler, Arizona.

Ruen used an LF-1500 truck-mounted drill capable of depths up to 1,500 feet with HQ rods, and 2,000 feet with NQ.  The rig was suitable for the shallower core tails, up to about 1,400'.  For deeper holes (up to 1,800') it was necessary to resort to a Longyear 3000 truck-mounted rig, capable of drilling to 3,000’ with HQ rods.  This rig was provided by Layne Christensen.  Both contractors staffed their rigs with a minimum of two (driller and helper), and added a water-truck driver for deeper holes.

Coring was completed using HQ triple and dual tube extraction methods.  In triple-tube extraction, the rock is cut using a diamond-impregnated bit.  The cut rock is fed through the center of the bit as drilling deepens and is stored inside a split tube contained in an outer core tube.  After a run is completed, a wireline is dropped down the hole to pull the combined assembly.  The triple tube is then extracted from the outer core tube by using hydraulic pressure to force the triple-tube from the outer tube.  Core is recovered from this tube by opening the internal split tube and placing the core into the core boxes for transport, logging, and storage.  This method ensures a greater degree of rock integrity, allowing for better lithologic, structural, and rock quality designation (RQD) descriptions of the rock.  Standard dual-tube extraction of core follows the same procedure, except that the core retrieval is accomplished using just the outer tube of the above configuration, and is extracted by direct pumping of the cylinder of drill core itself, or by pounding the rock out of the tube.  In highly fractured zones this often leads to degradation of intact core.

Underground drilling was completed utilizing one 75 hp and one 100 hp Connors Drilling underground drill rigs (Montrose, Colorado).  Both rigs were electric hydraulic and capable of drilling to depths of greater than 1,000 feet utilizing HQ core tools and to 3,000 feet with NQ tools.  The rigs were capable of drilling -90° to +50° angle holes allowing for significant flexibility in drill hole orientation from any given drill station underground.  Dual tub extraction methods for the core were utilized underground utilizing methods identical to those used on the surface core drills described above.

11.3           Logging

11.3.1                      Reverse Circulation Rotary Chip Logging

Reverse circulation logging chips were collected by the drill sampler in 20-compartment plastic trays with recloseable lids, and brought to a logging trailer for examination under a standard binocular microscope.  Each compartment contained a representative amount of drill cuttings from a 5-foot sample run.  Gross lithologic types, alteration and other features were noted on the logs.  A schematic graphic log was also drawn to aid the reader in interpretation of gross lithologic variations.  Breaks in lithology and/or alteration were noted by drawing lines across the log sheet at the appropriate footage(s), with the depths of the breaks noted at the line.  Sample numbers were plotted alongside the appropriate footages on the logs as an aid in comparing lithology and alteration to assays.

11.3.2                      Diamond Drill Core Logging

At the logging facility, the core was laid out, left to right, on tables for examination.  The core was oriented up-and-down (toward and away from the viewer), with the shallowest interval to the lower left and the deepest interval to the upper right.  Logging tools included bristle brushes & spray bottles (to clean core), protractors, scribes, dilute hydrochloric acid, hand lens, binocular microscope, and logging forms.

The logging form includes a logical, visible place to record footage.  Each length of core marked off by existing core blocks were marked on the log by drawing a horizontal line across the appropriate part of the log.  The footage cut and recovered figure prominently in this record, with entries made for each "box" created by the horizontal lines marking footage.  Intervals of no recovery were indicated on the log by horizontal lines crossing the entire page, and a blanked-out zone of "no information".  Visually, it is instantly obvious on the log what is missing and, perhaps, why.  This is an appropriate place to confirm, add or incorporate the RQD data acquired earlier if  not being maintained in a separate worksheet.

The logger pays particular attention to accurately documenting anomalies in footage shown on the blocks, and accounts for missing core by inserting blocks reflecting the missing interval, along with a cursory explanation on the block and a more substantial explanation on the log itself.

A graphic drawing of the lithology is present, to include major rock types using conventional or agreed-upon symbols, and the major structural features of contact relationships, dip and fractures, bedding and veins, accurately plotted as to angle from the core axis.  Other details of alteration and secondary mineral suites are added, as appropriate, and a comment area of the log includes a description of the rock that was cut.

12.0           Sampling Method and Approach

The objective of the sampling program is to collect a clean, uncontaminated, representative sample that is correctly labeled when drilled and logged, and accurately tracked from the drill rig to the assay lab, and back to the mine site.  Sampling methodology was identical in both Phase 1 and Phase 2 programs.   Sections 12.1 through 12.4 apply to both work Phases, Section 12.5 through 12.9 pertains to the results of the Phase 1 program and Section 12.10 updates these sections of the technical report with data received during the Phase 2 program.

12.1           Sampling Methods

12.1.1                      Reverse Circulation Rotary

During the drilling process, cuttings from the bit are sent up the drill pipe and initially into a cyclone for homogenization and mixing.  From the cyclone, cuttings are fed into a rotary splitter that takes a representative split (usually a ¼ split), sending one split portion to the sample port, and the larger through the reject port.  Cuttings are placed in 10” x 17” sample bags that are clearly marked using the drill hole number and a numeric sequence prepared beforehand using a spreadsheet.  This sheet is used to track bag numbers and footages, standards, blanks, and duplicates.  A small portion of sample is also kept for logging purposes and is placed in a chip tray compartment that is clearly marked as to footage and sample number.

12.1.2                      Diamond Core Drilling

At the rig, core drillers are responsible for obtaining a complete and representative sample of the cored interval, generally in runs not to exceed 5 feet and in shorter increments in difficult conditions.  Core is recovered from the barrel by using a wireline core tube, if possible outfitted with an inner 'triple-tube.'

12.2           Sample Quality – Recovery

Sample recovery for reverse circulation drilling is measured by weight of material captured.  For a typical 6 inch diameter hole this will usually result in 8 to 10 lbs. of material on a ¼ split.  Core recovery is measured by the ratio of length of material returned in the tube versus the total length drilled for the run, and expressed as a percent.

12.2.1                      Reverse Circulation Rotary

Reverse circulation sample recovery was excellent, with full 5-10-lb. bags collected from every interval of every hole, with the exception of about 15 samples in the entire Atna set of approximately 6100 samples.  The missing samples occurred in isolated zones of badly broken ground.

12.2.2                      Core

Core sample recovery was also excellent, in excess of 99% of the 10,000 feet cored.  There were fewer than 60 instances of core loss, each one averaging less than 2 feet and the vast majority of these losses were due to voids within the stratigraphy.

12.3           Sample Interval

12.3.1                      Reverse Circulation Rotary

The normal truck-mounted reverse circulation drill in Nevada uses 20-foot drill rods, and the sampler collects 1 sample every 5’.  Such was the case with the Atna drill program.  Samples were submitted for assay, as collected on the rig, in addition standards, blanks and duplicates were inserted into the sample sequence as described below in 12.5, 12.6, and 12.7.

12.3.2                      Core

The typical truck-mounted core rig in the U.S. may be capable of using a core barrel up to 10’ in length, but clients will often require the core length to be limited to 5’ runs for reasons of sample integrity and to guarantee more onsite attention to the hole.  The Atna program used a 5’ barrel.  All of the core drilling completed by Ruen – that is, the shallower holes – was recovered with a triple-tube assembly, which allows extraction of core from the inner tube with less disturbance of the core.  A few of the deeper holes in the program, completed by Layne Christensen, were cored with a standard two-tube assembly, because triple-tube equipment was not available.

After the core is logged, it is the geologist's responsibility to determine the appropriate sample intervals.  As Pinson is an underground exploration target, the geologist is careful to extract as much analytical information from the core samples as possible by adhering to rigid guidelines to better define boundaries between likely-mineralized and likely-barren samples.  The original core blocks used by core drillers to mark the end of a cored run ordinarily serve as the primary sample boundary, subject to the rules below; where a conflict exists between the blocks and those rules, the rules prevail, and extra blocks are inserted by the geologist to compensate:

•	A sample must NEVER cross a lithology boundary.
•	A sample must not cross an obvious alteration boundary, including oxidation.
•	A sample must not exceed 7 feet in length, and only be that long if sure to be barren; 5 feet maximum is better.
•	Any core blocks that do not mark a sample boundary, for whatever reason (such as 'cave,', 'loss,' 'void,' etc.), must be labeled in black magic marker for photographic visibility.

Each block that marks a sample boundary is outline-highlighted in red magic marker, and these interval boundaries are entered on the sample sequence log alluded to earlier.

12.4           Sample Preparation, Quality Control Measures and Security

12.4.1                      Sample Preparation and Quality Control Measures – RC Rotary Drilling

For each drill hole requiring reverse circulation drilling, the drill crew was provided with a set of bags pre-numbered in sequential order (1 through XXX).  The bags themselves carried only an exterior designation of drill-hole number and sample number.  Since the sample numbering sequence includes blanks and standards inserted every 10th sample, the driller's sampler cannot be expected to keep track of his sample collection based on the bag numbering.  (Conventionally, RC exploration either relies on direct footage, or sample numbers in multiples of 5 feet).  In order to prevent numeric confusion, yet permit Atna to submit "blind" sample numbers to the assay lab, several steps were taken.

First, the rig sampler was provided with chip trays accurately numbered with both true footage and the corresponding bag number.  Second, he was provided with a deliberately incomplete set of bags; he was deprived of all the bags intended for standards and blanks.  Third, since the ultimate completed depth of the hole is not known in advance, the bags for duplicates (to be collected every 100') were merely pre-labeled with the letters 'A,' 'B,' 'C,' etc and flagged with a tear-off paper tag.  The cuttings and tray chips themselves were collected as a continuous fraction of the return stream from the drill rig.  The cuttings were diverted to a 10"x17" mesh bag, and the tray chips were diverted to a kitchen strainer.  The filled chip trays were collected by an Atna geologist for logging under a binocular microscope and remain with Atna, while the sample bags are shipped to the analytical laboratory for preparation and assay.

Sample bags are allowed to dry/drain at the drill site and an Atna geologist visits the drill site and confirms the numbering and accuracy of the sample suite.  Samples are then brought down to the shipment staging area, Atna personnel then relabeled the 'A,' 'B,' 'C,' etc. bags (representing the 100' duplicate samples) by assigning the correct sequential numbers for them; they form the tail-end of the sample list submitted to the lab and therefore are blind to the laboratory personnel.  The samples are then loaded in 4' x 4' x 3' wooden crates for pickup by the laboratory.

12.4.2                      Sample Preparation and Quality Control Measures – Core Drilling

Traditionally, core is forced out of core tubes by upending the tube, and tapping on it with a ball-peen hammer. Exceptionally, to preserve structural integrity, companies have requested/required that drillers attach a water line to the cap of the core tube and gradually "pump" the core out.  This method is often ignored by the drill crew in the absence of close supervision.  The triple tube core barrel eliminates this problem by allowing the interior core container to be opened lengthwise.  Atna used a triple-tube for all of its shorter holes completed by Ruen Drilling.

The core so obtained was carefully pumped out of the tube assemblies and laid out on a rack, intact.  The drill crew recorded the Rock Quality Data (RQD) values on a worksheet and photographed it, using a digital camera to capture both the core and a whiteboard showing hole number and footage interval on display.  For the deeper holes that did not receive triple-tube treatment and were therefore emptied in the traditional way, the geologist later recorded the most credible RQD values from core in the core box, and did not photograph it for RQD purposes, since it has already been 'broken up' for boxing.

The RQD measurement was established by measuring the total length of all pieces in a core run that exceed 2x the diameter of the core.  In practice, 2x the core diameter is 0.3 feet.  This number was summed and written as a numerator in a fraction where the denominator was the total run drilled.  On worksheets maintained by Atna, the raw values recorded are the length of the longest piece, and the sum of all qualifying pieces within the run Dividing the former by the latter yields the numeric RQD.

The drill crews placed the core in waxed cardboard core boxes, with tops and bottoms accurately labeled as to Company – Property– Hole ID – Box # -– From – To.  The bottom of the core box is laid out longways from left to right, with the marked or labeled end to the left and the unlabeled end to the right.  There are 5 rows or trays.  The first portion of core is laid in the upper left-hand tray, and continuously laid in the tray from left to right, advancing "down" one row when the prior row is completed.  The bottom of the core terminated in the lower right corner of the box.  A wooden block is inserted at the end of each run, and in locations deemed important by the drillers to note adverse conditions, such as caving, voids, or mislatches (situations where the core tube failed to seat properly in the core barrel).  The ending block for the run was marked with an ending footage on the thin edge, and two numbers on the larger surface:

C [cut] – m.n feet                                           R [recovered] – m.n feet

The Cut number results from measured rod footage and the Recovered number stems from a taped measurement of core in situ.

If the drillers were not photographing the core, they marked the mechanical breaks they made to fit the core in trays with the letter 'M' on each side of the break.  After boxing, the core was rubber-banded, a box at a time, and loaded into vehicles for careful transport to the logging area, where it was carefully unloaded and logged).

Each box of core, once logged (see 11.3.2, Diamond Drill Core Logging), was moved to the deck of the logging trailer for photography on a wooden stand with a digital camera, along with a legible placard indicating Hole # and From – To footage.  After photography, the labeled end of the box top is marked on the upper right corner with a large red "P" in Magic Marker.

Since digital cameras were used for this photography, the quality of the photos was checked immediately before the core was disturbed for sampling.  Both the core box photos taken by the geologic staff and the RQD photos taken by the drill crews were downloaded as quickly as practicable, checked for quality and clarity, renamed with meaningful file names, and printed out as 3x5 photos for archiving in 3-ring binders.

The geologists provided the sampler with working copies of two documents: the geologic core log and the basic sample sequence list, which contained the drill-hole number and a continuation of the numeric sequence carried forward from the pre-collar portion of the hole.  Although the sampler worked from the sample list itself, it was useful for them to be able to see why and how sample boundaries were picked.  It also added a redundancy check on the geologist's accuracy.

A decision to saw versus split the core hydraulically depended on the condition of the rock and the geologist’s opinion of whether the core was barren or mineralized.  Barren core was generally split with a hydraulic splitter, for the sake of speed.  Mineralized silicified core was sawn; mineralized intact unsilicified core might have been hydraulically split, but this was not common (the vast majority of the mineralized core was sawn); mineralized broken core was invariably separated and divided equally.

The sampling operation avoided bias, wherever possible, by dividing the core in half perpendicular to the trace of the visible bedding.  The portion to be saved remained in the core box, in its proper position, with core blocks in place, and the box was rubber-banded once again for safety.  After the core was split, the samples were bagged and boxed in 4' x 4' x 3' wooden crates.  Once logged, photographed and sampled, the core was palleted, covered with fitted tarps, and moved to industrial shelving on an outdoor cement pad for storage and reference.

12.4.3                      Security – Reverse Circulation and Core Samples

Crated samples are delivered to the analytical laboratory in the numbered bags, along with a transmittal sheet stating whether the samples are “cuttings” or “core”, the range of sample numbers, and the total sample count.  The lab has no knowledge of the spatial reference of the individual samples, beyond being able to figure out that sequential numbers from a drill hole represent top-to-bottom sampling.  In the case of cuttings, they can also infer that the sample intervals are 5 feet long (standard in Nevada).  In the case of core, it will be obvious from the volume that the maximum sample length would be 6 feet, but there would be no way of identifying any interval, and many such core samples will have a variety of lengths, ranging from 1 foot to 6 feet.

In addition, because of Atna’s insertion of blanks and standards in the sample stream, the lab cannot know with certainty exactly what footage a particular sample represents.  Although forewarned that duplicates are present, the lab does not know where they occur in the group.  By inspection of the submitted sample bag, the lab will be able to identify the blanks (red landscaping stone) and standards (pulp powder in Kraft envelopes), and will know that they occur in sample numbers divisible by 5, but will have no idea of the accepted value of each.

12.4.4                      Sample Preparation

12.4.4.1                      On-site
Sample bags that are intended as Standards and Blanks are labeled at the logging trailer, but these particular bags are removed from any numbered sequence bags provided to an RC driller at the rig to minimize errors.  For standards, the code number and grade value is written on the sampler’s sheet at the correct sample ID value, and inserted into the appropriately marked sample bag.

Standards and Blanks, numbered as described above, are inserted at a rate of one standard and one blank for every 20 drill samples (see Sections 12.5 and 12.6, below).

Each crate contains the raw samples, duplicates, standards and blanks intended for each hole.  To the extent possible, all samples for one hole are aggregated together, and sample transmittal sheets are filled out in duplicate (one to the lab, one for file retention), with one job number assigned to each hole shipment.

Atna's copy of the transmittal sheet is stored in a three-ring binder in the logging trailer.  Once assays have been received, a copy of the assay sheets will be stored with the drill logs and the original with the transmittal sheets.  The transmittal sheets are indexed by job number.

Copies of the sample sequence list, the lithology log and assays are stored in three ring binders, indexed by hole number.  Originals of all logs and assays are stored in file cabinets on a per-hole basis, also indexed by hole number.  Atna personnel contact the lab to obtain a job number assignment for hole or partial hole shipment, and arranges for sample pickup by the lab's driver.  In a number of cases, an Atna geologist returning to Reno on break may deliver a crate directly to the lab.

12.4.4.2.                      Laboratory Sample Preparation

Inspectorate America Laboratories, an ISO 9002-accredited facility (#37295), is the primary assay lab for Atna’s Pinson Project analytical work.  Sample preparation procedures employed by Inspectorate are as follows:

First, samples are thoroughly dried prior to crushing.  Crushing consists of a two stage process.  Initially samples are sent through a jaw crusher, and then through a roll mill to reduce better than 80% of the sample to –10 mesh.  A 300 gram split is obtained from the coarse reject using a Jones riffle splitter.  The split material is further reduced, with better than 90% of the split reduced to –150 mesh, using a ring and puck pulverizer.

After pulverization the sample is sent to the analytical portion of the lab where a 30 gram sample of the pulp is digested and analyzed for gold using standard fire assay methods.  Samples are finished using AA, and, for any sample running over 3 g/t (0.1 oz/t), a gravimetric analysis is also completed.

12.5           Certified Standard Insertion

To increase the integrity of the sample handling process, from collection, to shipment, to assay, standards were inserted in the sample stream at a rate of one standard for every 20 drill samples.  For each group of 20 drill samples, the 15th sample is a standard: standards are therefore numbered 15, 35, 55, 75, etc.  The reference standards were obtained from RockLabs in Elko, and consisted of a suite of both oxide and refractory certified powders of known gold content.  RockLabs also supplied statistics for the certified standards, shown in Table 12-1, RockLabs Reference Material.

Table 12-1:  Phase 1 - RockLabs Reference Material
Character	Sample ID	Accepted Analytical Value	95% CI	Std Dev.
Oxide	OXE 21	0.651 ppm Au	+/- 0.012	0.026
	OXN 33	7.378 ppm Au	+/- 0.088	0.208
	OXK 18	3.463 ppm Au	+/- 0.058	0.132
Sulfide	SF 12	0.819 ppm Au	+/- 0.012	0.028
	SK 11	4.823 ppm Au	+/- 0.050	0.110
	SN 16	8.367 ppm Au, 17.64 ppm Ag	+/- 0.087	0.217
	SP 17	18.13 ppm Au	+/- 0.180	0.434
	SQ 18	30.49 ppm Au	+/- 0.350	0.88

        12.5.1                      Protocol

Standards are stored in plastic bins at the logging trailer.  An appropriate powder from RockLabs is weighed in lots of 100g and placed in unlabelled, sealed Kraft envelopes.  The envelopes are then placed in plastic bins individually labeled with the code number and gold content.  The actual Kraft envelope containing the powdered standard is NOT labeled.

When a sample shipment is being prepared, standards with different gold concentrations are selected randomly from the available group in Table 12-1 and inserted into the sample stream.  A listing of code numbers and corresponding values is added to each internally maintained sample list, archived, and available to all Atna personnel who deal with sample collection and shipping.

Standards were evaluated based on their variance from the accepted value, and by comparison to accepted standard deviations.  If any assay from a standard exceeded 2 times the accepted standard deviation, the standard was flagged.  If more than two of the same standard in the same batch failed, the batch was flagged.  Comparisons to variances from values were checked continuously for the standards.  Any batches where standards exceeded 10% variance were flagged and the assay lab was notified of the issues.

12.5.2                      Summary of Results

Standard evaluation was broken into two sets based on observations that sample populations from 1 to 3 ppm Au have a different underlying variance that the population assaying greater than 3 ppm Au (outlined in Section 12.8.2).  These issues are very apparent in the AA standards analyses, but gravimetric assay comparisons to the standards used are excellent (Figure 12-1).  Out of 218 standards there were only 18 failures, or a rate of 1 in 12 (Table 12-2).  Two of these failures were either misnumbered bags, or standards placed into the wrong bags (APCX-224 215, and APR-210 075), and 4 can be considered lab errors in the assays (APRF-227-035, APR-210-115, APRF-215-015, and APCX-214-075).  All other assays have variances falling between 10 and 20%, with 5 standards assaying at just over 10%.  An interesting observation for these standard results is that contained gold concentrations of the standards are between 3 and 8 ppm.  All have exceeded the 2x accepted standard deviation flag, however, and have been considered failed.

Variances and standard deviation checks for the 110 AA finish standard results are poor.  At least 70% of the samples failed the 2x standard deviation flag, and at least 40 exceed the 10% variance limit.  Some of this can be accounted for.  At least 6 standards are affected by out-of-sequence errors.  These have been fixed.  Others include two mislabeled standards (APC-206-035 and APRF-217-135), and six true busts.

There are 2 standards, OXK 18 and OXN 33, which routinely assayed with variances better than 10% (7 analyses) but missed the standard deviation flag.  The remaining analytical problems involve the standards SF12 and OXE21.  Accepted values are 0.891 ppm and 0.651 ppm, respectively.  SF12 is a sulfide matrix while OXE21 is an oxide matrix.  Standard deviations for these two particular standards are tight, at 3% each.  Except for the 6 true busts all values generated for these two standards fall within 20% variance, and often between 10 and 15% of the accepted value (Figure 12-2).

The lab considered the values acceptable, according to its equipment standards.  Since only two standards are affected by the phenomenon, matrix problems (improper digestions or fluxes caused by non-, or weakly-reactive, reagents) may be the issue.  ALS Chemex has experienced issues with clay-rich matrices causing incomplete digestion (Howard Shafer, personal communication, 2004).

Given the problems with standards SF12 and OXE21 it is hard to accept the values at lower levels.  However, these standards only represent assays from 500 ppb to 900 ppb, at the lower end of the scale of Atna’s current interests.  Gravimetric analyses and AA analyses on standards over 3000 ppb are acceptable and lend confidence to the overall quality control program, particularly at the assay concentrations of interest to Atna.

Table 12-2: Phase 1-Failed Gravimetric standards

Job	Sample	AU PPB	Au oz/ton	Accepted value	PPB Variance	Oz/ton for Standard	Oz/ton Variance
105-01-89	APCX-226 275	3609	0.12	3463	4.22%	0.10	16.83%
105-01-63	APRF-229 055	3438	0.12	3463	-0.72%	0.10	16.83%
105-00-49	APCX-224 335	3718	0.12	3463	7.36%	0.10	16.83%
105-00-31	APCX-216 215	6680	0.19	7378	-9.46%	0.22	-13.10%
104-29-42	APRF-227 035	20356	0.26	30490	-33.24%	0.89	-70.76%
104-28-94	APCX-224 215	18280	0.49	7378	147.76%	0.22	129.56%
104-27-01	APR-210 115	8190	0.29	7378	11.01%	0.22	33.83%
104-27-00	APCX-220 215	3900	0.11	3463	12.62%	0.10	10.89%
104-26-09	APRF-217 035	25821	0.77	30490	-15.31%	0.89	-13.64%
104-25-50	APCX-216 035	28550	0.69	30490	-6.36%	0.89	-22.86%
104-25-49	APRF-215 015	7000	0.21	8376	-16.43%	0.24	-14.86%
104-25-49	APRF-215 035	3690	0.11	3463	6.56%	0.10	10.89%
104-25-48	APCX-218 055	7765	0.24	7378	5.25%	0.22	10.60%
104-25-02	APCX-214 075	6596	0.21	8376	-21.25%	0.24	-14.86%
104-24-99	APR-211 115	3810	0.11	3463	10.02%	0.10	10.89%
104-24-60	APR-210 075	3541	0.10	7378	-52.01%	0.22	-52.60%
104-23-93	APR-208 155	7620	0.10	8376	-9.03%	0.24	-59.89%
104-23-91	APC-202 015	6720	0.19	7378	-8.92%	0.22	-10.78%

Standards - Sorted by Job
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
Variance
1
12
23
34
45
56
67
78
89
100
111
122
133
144
155
166
177
188
199
210
Gravimetric Comparisons
Sort by Job Number

Figure 12-1:  Standards Run With Gravimetric Finish
(Red lines represent 10% variance)

Standard Values
60%
40%
20%
0%
-20%
-40%
-60%
Variance
1
7
13
19
25
31
37
43
49
55
61
67
73
79
85
91
97
103
109
Sorted by Job
AA Finish

Figure 12-2:  Standards Run With AA Finish
(Red lines represent 10% variance).

12.6           Blank Sample Insertion

Blank samples are used for checking the primary and secondary crushing process at the analytical lab, particularly the adequacy of equipment cleaning between samples.  Blanks are considered to have failed if they exceed 2 times the detection limit of the analytical device.  Since Atna has not used pure blank material, blanks are considered to have failed if they exceed 20% of the accepted values as outlined above.  Assays are to be re-run if failure rates exceed 1 in 5 samples.

12.6.1                      Protocol

Commercial decorative stone purchased commercially in 50-pound bags was used as the blank material.  The material was stored, in the original packaging, in a bin outside the core-logging trailer.  One to two 18 oz scoops of material per sample was considered sufficient (about 1.2 kg per sample).  The material was placed in sample bags marked with the appropriate hole number and sample number for insertion into the sample stream, then stored with the actual drill cuttings prior to shipment.  Blanks are inserted into the sample stream at a rate of one blank for every 20 drill samples.  For each group of 20 drill samples, the fifth sample is a blank: blanks are therefore numbered 05, 25, 45, 65, etc'.  Blank samples are inserted into the sample sequence on site and prepped by the lab with the actual drill samples.

A series of initial assays were completed on the decorative stone to provide a base line for analytical values.  These results indicate the material, although not completely devoid of gold, is sufficiently barren to be able to discern if contamination occurs because of improper cleaning techniques at the lab.  Two separate pulps were created for the gold assays.  Table 12-3 lists the analytical results.

Acceptable values for the material used to evaluate lab sample preparation methods for drill assays are from the clipped column, where the highest value and lowest value were thrown out.  Ranges of acceptable values are from less than detection to 26 ppb (1 standard deviation from the mean).  Samples exceeding the upper end of the range are considered to have failed.

12.6.2                      Summary of Results

A total of 358 blank samples from 63 separate assay jobs were compared for failure rates.  Of the 358 samples only 21 failed, yielding a failure rate of 1 in 18 for the entire program.  Of the 63 assay jobs analyzed, only three jobs contained samples exceeding the 1 in 5 failure rate for inserted coarse blanks.

Seven blank samples from the failed jobs were reviewed.  Of those seven, 2 samples represented poor cleaning, and the remaining 5 are unknown failures.  The two samples representing poor cleaning were preceded by high grade results (>0.100 oz/ton) and came from the same job.  Two other blanks from this job were also preceded by high grade samples and passed the failure rate screen.  These two samples represent an isolated incident.

The 5 failures in question were preceded in sequence by normal drill assay samples with gold values less than the blank samples had, and may indicate contamination from another step in the assay procedure.  However, all other samples surrounding the blanks assayed with consistent low grade values and showed no signs of contamination spikes.  It is entirely probable that the blank material used has greater variance in gold concentration than the initial round of assays on the material would suggest.

Results for the blank insertion program indicate proper cleaning procedures were followed at the lab, and sample preparation errors have not influenced assay results.

Table 12-3:  Decorative Stone (Blank Sample) Analysis
Decorative stone Initial analysis - September 9, 2004 BSI Inspectorate Final Report - Job No: 104-20-06 All Analyses by fire assay with AA finish
	Run 1		Run 2
Sample Number	Au ppb	Ag ppm	Au ppb		Combined Average	Clipped hi-lo
BWA-001	63	0.1	53		58	3
BWA-002	5	0.1	10		8	3
BWA-003	6	0.1	7		7	2
BWA-004	6	0.1	7		7	5
BWA-005	7	0.1	12		10	5
BWA-006	-5	-0.1	-5		3	3
BWA-007	7	0.1	6		7	7
BWA-008	-5	-0.1	-5		3	3
BWA-009	-5	-0.1	-5		3	3
BWA-010	6	-0.1	-5	2.5	4	4
BWB-001	6	-0.1	-5	2.5	4	4
BWB-002	8	0.1	-5	2.5	5	5
BWB-003	45	0.2	252		149	17
BWB-005	51	0.1	12		32	21
BWB-006	19	0.1	14		17	32
BWB-007	18	-0.1	24		21	58
BWB-009	16	0.1	-5	2.5	6
BWB-010	13	-0.1	10		12

Average	15		21		19	11
Standard Deviation	19		60		35	15
95% CI	9		27		16	7
Note: Less than detection values converted to +2.5 for statistical purposes

12.7           Duplicate Samples – Reverse Circulation Rotary

Duplicate samples were taken in the field at the drill rig every 100 feet and were used to evaluate sampling protocols at the rig to ensure adequate representation of material was being obtained.  Duplicate samples should fall within 30% of the original assay with a failure rate not exceeding 1 in 10 samples.  If the failure rate exceeds 1 in 10 samples then collection methods at the rig need to be modified.

12.7.1                      Protocol

Duplicate samples were taken every 100 feet of depth at the drill rig, with the first duplicate sample starting at 95-100 foot depth.  Samples were obtained by placing a 50-50 splitter on the sample port of the rotary splitter when drilling wet.  Dry drilling required the use of a Jones splitter where the samples, both assay and duplicate, were obtained from a 50-50 split of the sample material from the cyclone.

Duplicate samples were inserted at the end of the sample sequence.  In order to maintain a continuous sequence of sample numbers a second set of sample bags were labeled with hole number and “Duplicate A”, “Duplicate B”, etc..  Attached to the bag was a removable piece of paper with hole number and footage for the duplicate sample.  This labeling system was necessary because the last sample number at the end of the RC portion of drilling was not known until finished.  After RC drilling was completed, new bags for the duplicate samples were labeled that continued the proper numeric sample sequence from the end of the hole.  Duplicate sample material was then placed into the properly numbered sample bag for shipment to the lab.  Records were kept on the sampler’s record sheet noting the footages for each duplicate sample and a cross reference from the primary bag label (Duplicate A, etc.) to the actual sample number.

12.7.2                      Summary of Results

Figure 12-3 shows is an x-y pair graph showing a 30% warning line from a baseline reference.  Samples plotting above the high line exceed the 30% acceptance limit and therefore have failed the protocol screen.  Of the 171 samples only 5 fall above the line.  This yields a failure rate of 1 in 20.

Two of the five samples were determined to have had the bags switched, either at the rig by the sampler, or during the relabeling of the bags for insertion in the sample sequence.  It has not been determined which has occurred.  The other three samples are due to poor quality control at the rig, with a poor split as the likely cause.

Results from the duplicate program indicate sampling procedures at the rig are sufficient to indicate proper representation of the rock sample is being sent for assay.

Rig Duplicates
5995
4995
3995
2995
1995
995
-5
Duplicate Sample (Au ppb)
-5
495
995
1495
1995
2495
2995
3495
3995
4495
4995
Assay samples (Au ppb)
Min Max Pairs
Reference
Warning Line

Figure 12-3:  Comparison of Duplicate Samples Taken at the Drill vs. Assay Sample

12.8           Check Assays of Mineralized Samples

Check samples were sent to ALS Chemex labs for verification of assays run by the primary lab, BSI Inspectorate.  A total of 214 samples were sent for check analyses.  Check assays should fall to within 10% of the original value if the original pulp was used for the re-assay, and within 30% if the check assay came from a coarse reject duplicate.  Failure rates for jobs occur where less than 90% of the samples do not fall within the 10% error rate.

12.8.1                      Protocol

The check assay program consisted of identifying samples with initial results greater than 0.10 opt gold, and included samples with values less than 0.10 opt gold if they were part of a mineralized zone with an overall intercept at better than 0.10 opt gold.  After identification, a job order was placed with the original lab (BSI Inspectorate) to have the original pulps pulled and sent over to ALS Chemex for re-analysis.  All check samples were analyzed by ALS Chemex using a 30 gram split of the original pulp and run using standard fire assay techniques with a gravimetric finish.

12.8.2                      Summary of Results

A total of 318 samples were submitted to ALS Chemex as checks on BSI analytical quality.  At first glance the number of samples exceeding acceptable error limits is over the allotment given for failure rates (Figure 12-4). However, the vast majority of the samples exceeding the error limits are clustered near the detection limit and well below the cut-off grades utilized for the resource calculations contained within this technical report.

Figure 12-4 is a plot of sample variance, sorted by grade with higher grades (values in ppb) to the right.  The red line is the 3000 ppb demarcation point, and the green line is the 150 ppb demarcation point.  Samples below 150 ppb Au show extreme variations, which is understandable at such low concentrations.  Samples between 1000 and 3000 ppb gold show more consistent variation, with the majority falling within a 20% error limit.  In samples above 3 ppm the variations become much tighter, with the majority falling into the 10% error range. The reasons for the variance are the graph essentially compares AA finishes from BSI Inspectorate with gravimetric finishes from ALS Chemex.  To more accurately check the validity of the check samples one must separate the data into two sets, and eliminate all samples below 150 ppb Au due to the inherent high variations generated at such low concentrations of gold.

All Check Samples
Variance (percent)
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1
18
35
52
69
86
103
120
137
154
171
188
205
222
239
256
273
290
307
Grade (sorted higher to right)
All Check Samples

Figure 12-4:  Sample Variance of All Check Samples

Eliminating samples with values below 150 ppb Au leaves 254 samples.  Of these 254 samples 110 represent assays between 1000 and 3000 ppb Au comparing gravimetric to AA finishes, and 144 above 3000 ppb Au comparing gravimetric to gravimetric finishes.  Figure 12-5 shows the checks versus original assay pairs and a 10% error level (redline) relative to expected values for the 254 samples above 150 ppb Au (this graph is also a mix of AA-gravimetric comparisons).  Table 12-4 summarizes the results of the two grade intervals.

Table 12-4:  Statistics of Lab Variance in AA vs. Gravimetric Finish
Grade Level	Number of samples	# Within 10% Error	# Within 20% Error	Rate below 10%	Rate Below 20%	Comparison Method
150 - 3000	110	74	21	67%	19%	AA:Grav
> 3000	140	120	136	86%	97%	Grav:Grav

The graph shows 56 samples to occur at or above the 10% error level but only 12 samples well above the 10% error level.  The rest of the samples appear to hug the line, falling between 10 and 20% error levels.  Since the graph really is representing AA versus Gravimetric analyses the errors between 10 and 20% can be explained by measurement errors associated with AA analyses above 8000 ppb, and measurement errors associated with gravimetric analyses below about 5000 ppb (errors for both methods become larger as the upper and lower thresholds of the equipment are approached and exceeded).  This would tend to exacerbate the errors in variation seen between the two methods.

Figure 12-5:  X-Y Pair Plot of Check vs. Original Assay, By Grade

To estimate the percentage errors associated with the two methods, they must be compared separately.  However, for samples between 1000 and 3000 ppb, the comparisons are still between AA and gravimetric finishes due to the analytical methods applied at ALS Chemex.  Because these samples may fall below cutoff grade it is not as critical to compare these explicitly.  Figure 12-6 shows the results of the samples between 1000 and 3000 ppb Au.

The red line on the graph represents the 1000 ppb break, with samples to the right of the line assaying above 1000 ppb.  Variations left of the red line consistently fall within the 20% error level, but a significant number falling outside the 20% error level also.  Variation errors become lower as higher grades are encountered, and by 2000 ppb (green line) very few analyses have greater than 20% variance.  As 3000 ppb is approached the variances become far less, and begin to fall within the accepted 10% variance level.

In contrast, assay variations on a gravimetric to gravimetric comparison are typically within the less than 10% error limits (Figure 12-7), even though a significant number also fall between 10 and 20% variance.  The larger proportion of these samples assay at less than 8000 ppb, toward the lower end of gravimetric finish ranges and may be accounted for by errors associated with the gravimetric units at both labs.

Comparing the gravimetric results from ALS Chemex to the AA results from BSI Inspectorate for these samples one finds that sample variance between the two assays fall within the 10% accepted limit.  This suggests BSI Inspectorate gravimetric machinery may not be well calibrated at lower gold concentrations.  Other considerations such as differences in reagents and fluxes used, and experience of the fire assay personnel may also lead to unidentifiable errors between the two labs.

AA Finish vs Gravimetric Finish Check Assay variance
Chart Area
Variance (pct)
160.0%
140.0%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
-40.0%
-60.0%
-80.0%
Grade (Au between 150 and 3000 ppb)
AA Finish Variance

Figure 12-6:  Variance of AA-Finish samples < 3000 ppb

Gravimetric Finish Check Assay Variance
Samples Greater Than 3000 ppb
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
-40.0%
-60.0%
-80.0%
[redacted]
Gravimetric Analyses
Grade (ppb increases to right)

Figure 12-7:  Gravimetric Finish Comparisons – -Check Assays to Original Assays

Although there were many more samples outside the accepted 10% variance limit failure rate, only 14 serious busts were found that required attention (Table 12-5).  These busts were from 3 check assay jobs, with only one job (RE04074554) considered as a bad assay batch, but from the check lab (ALS Chemex) rather than the primary, BSI Inspectorate.  These 4 samples were re-assayed, with results bringing the samples into conformity with acceptable standards.

Table 12-5:  Failure Rate for 3 Check Assay Jobs
Job Number	# Samples	# Failures	Rate
RE04074554	31	4	13%
RE04083801	62	4	6%
RE05000525	47	5	11%

Of the remaining ten assays, 4 samples assay below 6000 ppb and can be attributed to machine error, the other 5 have values greater than 0.5 oz/ton.  These higher-grade assays have variances in gravimetric analyses at less than 20%, usually between 12 and 15%.  Discussions with the laboratories suggest differences in equipment, reagents, and methods may account for the variations.  Variations at this concentration level, in so few samples, can be accepted because of the consistency in error between the two labs (the errors are always between 12 and 15%).

Due to the inconsistency in assay method applied it is difficult to assess the accuracy of the laboratories’ analytical procedures for the entire batch of samples.  The simple fact that variance errors are consistently less than 20% for most comparisons indicates variation due to analytical methods (AA vs. gravimetric), rather than procedural errors, can account for the differences.  The errors in gravimetric comparisons, the only truly correlative analytical methods that are available, suggest some tightening of procedures can be achieved at both labs (busts at Chemex and low gravimetric analyses at less than 8 ppm at Inspectorate).  Only 14 assays, due to a variety of reasons, from a set of 254 were found to be of truly poor quality.  These represent less than 10% of the number of assays used in the statistical studies, and indicate acceptable levels of analytical quality for the primary assay values.

12.9           Laboratory Quality Assurance and Control

Internal QA/QC samples were provided to Atna Resources Inc. by the assay lab.  Internal lab protocol consisted of running 1 in 20 to 1 in 40 samples (depending on job size) as internal duplicates to check assay adequacy.  Results were posted on the final certificate under the heading “QA/QC Au ppb”.  The duplicate sample was taken from the coarse reject with the preparation of an entirely new pulp, and run as blind samples within the job.  Evaluation of the results looked at the number of samples falling outside an accepted 10% range.  If less than 90% of the samples are within the 10% range, then affected assays falling outside the 10% range should be re-run.

Evaluation of the laboratory duplicates compared the original assay to the blind duplicate.  A total of 460 duplicates were inserted by the lab throughout the program.  To make meaningful comparisons, though, only those samples greater than 30 times detection (above 150 ppb) were used, as variances at lower levels are extreme and meaningless.  Given these parameters, only 177 samples were used to evaluate lab internal QA/QC.  Of the 177 samples, 10 (5.6%) fell outside the accepted 10% of the original assay (94% of the samples were within the allowable 10% error range).

Figure 12-8 represents an x-y scatter plot with red lines representing a 10 percent error.  Two samples with the largest variances were found to contain data entry errors.  These have been corrected in the database.  Other samples exceeding the error limits are unexplained, but given only 5.6% of the samples were bad, the internal lab duplicates validate assay adequacy and accuracy.

Laboratory Blind Duplicates
Gold Maximum value
5000
4000
3000
2000
1000
0
0
1000
2000
3000
4000
5000
Gold Minimum value
Lab Dupe X-Y Pairs
Reference
Error Limits

Figure 12-8:  Laboratory Blind Duplicates

12.10                      Phase 2 QA/QC

All aspects of the Phase 1 Quality assurance – Quality Control program were employed in Phase 2 work by Atna Resources on the Pinson project.  Results for each section of the program are provided below.

12.10.1                      Certified Standard Insertion

Standard insertion, as described in Section 12.5, was completed for both reverse circulation and core drill holes. The materials, purchased from Rock Labs Ltd., are of known gold content and are presented in Table 12-6.  Of the 679 Standards analyzed, 16 exceeded acceptable variance limits.  Only 3 of the 16 standard analyses beyond limits represent true analytical lab errors.  The other 13 represent either incorrectly labeled standards, or blanks used instead of standards.  The 3 bad assays, giving a 0.45% error rate, were all from different batches.  The low error rate and isolated bad assays show acceptable fire assay procedures and accuracy at the primary lab.

Table 12-6:  Standards used in Phase 2
Standard	Acceptable Gold Value (ppm)	95 pct Confidence limit	Standard Deviation
SQ18	30.49	0.35	0.88
SN16	8.376	0.087	0.217
SF12	0.819	0.012	0.028
OXN33	7.378	0.088	0.208
SP17	18.13	0.18	0.434
OXK18	3.463	0.058	0.132
OXE21	0.651	0.012	0.026
SK 11	4.823	0.05	0.11
OXL 25	5.852	0.048	0.105
OXH 29	1.298	0.015	0.033

Table 12-7:  List of Standard Assay Failures.  Phase 2 drill program
Standard	Accepted Value (Au_ppb)	Lab_Certificate	Sample	AU_PPB	Comment
OXA4	81.1	06-330-00483-01	UGCXW-005 015	30	Blank insertion
SN16	8376	06-330-00046-01	APRF-245 075	10	Blank insertion
SN16	8376	05-330-00756-01	APRF-252 175	-5	Blank insertion
SF12	819	05-330-01193-02	APRF-258 135	31575	swapped std.
SF12	819	05-330-01400-01	UGOG-013 015	4589	Incorrect Std.
OXL 25	5852	06-330-00061-01	UGOG-018 075	30822	Incorrect Std.
OXK18	3463	05-330-01290-01	APRF-260 115	9452	Incorrect Std
SQ18	30490	06-330-00061-01	UGOG-018 035	6572	Incorrect Std.
SK 11	4823	05-330-01403-01	APRF-270 035	776	Incorrect Std.
SQ18	30490	05-330-01193-02	APRF-258 115	929	Swapped Std
SQ18	30490	05-330-00857-01	UGRF-002 095	870	Incorrect Std.
OXH 29	1298	05-330-00889-01	UGRF-003 015	30	Blank insertion
OXN33	7378	06-330-00266-02	UGRF-004 035	4178	Lab error
OXP32	14990	06-330-00507-01	UGCXW-006 115	7770	Incorrect Std.
OXP32	14990	06-330-00266-02	UGRF-004 075	10068	Lab error
SP17	18130	05-330-00581-01	APRF-241 115	13500	Lab error

Figure 12-9 below graphically displays the tight range of gold assay values returned from BSI on the Phase 2 program’s standards.

Figure 12-9:  Analytical Standard Sample Results – Phase 2 Program

Problems encountered during Phase 1 analytical standard evaluation with the standard named OXE 21 were discussed with geochemists and geostatisticians at RockLabs Ltd., maker of the reference materials.  After reviewing the problematic data, RockLabs recommended to Atna staff a different evaluation method, and a template for use, which uses a moving average to evaluate results.  Figure 12-10 shows this method used on one particular standard from Phase 2 drilling.  As can be seen, the data should fall between an Upper Control Limit (UCL) and a Lower Control Limit (LCL) that represent about a 15% error from the moving average.  All standards used in the Phase 2 program were evaluated using this methodology, with the results presented as a whole.

Process Performance Chart
Mean
LCL
UCL
Production data
Standard
SP17
20750.0
20250.0
19750.0
19250.0
18750.0
18250.0
17750.0
17250.0
16750.0
16250.0
15750.0
15250.0
14750.0
ppm Au
0
10
20
30
40
50
60
70
80
90
100

Moving Range Chart
6000.0
5000.0
4000.0
3000.0
2000.0
1000.0
0.0
Abs Range ppm Au
Sample
0
10
20
30
40
50
60
70
80
90
100

Figure 12-10:  RockLabs Moving Average Method – Phase 2 Program

12.10.2                      Phase 2 - Blank Sample Insertion

Analyses of crushed dimension stone material inserted as blanks into the sample stream for reverse circulation and diamond drill samples showed no long term irregularities in primary crushing at the Lab.  A total of 754 analytical blanks were inserted into assay stream during the Phase 2 program, with 22 failures.  Of the 22 failures 5 were marginal, 4 were known contamination in the crushing circuit from high grade samples preceding the blank during a rush job, and 13 are considered true analytical lab errors that represent poor cleaning of the crusher or ring and puck pulverizers between samples.  Problems were presented to the assay lab with corrections to cleaning procedures applied.  The failure rate of 1.7% is within acceptable tolerances and indicates the overall quality for sample prep at the lab acceptable.  Table 12-8, below, lists the analytical failures on inserted blank samples for the Phase 2 program and indicates the probable reason for the failure.

Table 12-8:  Blank Sample Assay Failures.  Phase 2 drill program
Lab Certificate	Smp_ID	AU PPB	Accepted Value	Error Limit	Within Limits	Comment
105-08-90	APRF-231 005	50	7.8	36.6	No	Lab error
105-08-90	APRF-231 205	37	7.8	36.6	No	Marginal Failure
105-09-70	APRF-237 105	300	7.8	36.6	No	Lab error
05-330-01173-01	APRF-239 185	61	7.8	36.6	No	Lab error
05-330-01100-01	APRF-244 085	81	7.8	36.6	No	Lab error
105-12-67	APRF-245 005	130	7.8	36.6	No	Lab error
105-13-90	APRF-248 065	53	7.8	36.6	No	Lab error
105-13-90	APRF-248 105	57	7.8	36.6	No	Lab error
105-13-92	APRF-250 025	901	7.8	36.6	No	Lab error
105-13-92	APRF-250 045	232	7.8	36.6	No	Lab error
05-330-01099-01	APRF-251 145	77	7.8	36.6	No	Lab error
05-330-01099-01	APRF-251 165	38	7.8	36.6	No	Marginal Failure
05-330-01403-01	APRF-270 005	55	7.8	36.6	No	Lab error
05-330-01191-01	UGOG-003 025	73	7.8	36.6	No	Lab error
05-330-01172-01	UGOG-004 045	1005	7.8	36.6	No	Crusher Contam
05-330-01172-01	UGOG-004 065	663	7.8	36.6	No	Crusher Contam
05-330-01398-01	UGOG-006 025	83	7.8	36.6	No	Lab error
05-330-01293-01	UGOG-010 045	38	7.8	36.6	No	Marginal Failure
05-330-01293-01	UGOG-010 065	42	7.8	36.6	No	Marginal Failure
05-330-01399-01	UGOG-011 085	116	7.8	36.6	No	Crusher Contam
05-330-01400-01	UGOG-013 045	155	7.8	36.6	No	Crusher Contam
05-330-00889-03	UGRF-003 085	45	7.8	36.6	No	Marginal Failure

12.10.3                      Duplicate Samples – Reverse Circulation Rotary

Sampling procedures on the reverse circulation (RC) drill rig were tested with the use of duplicate samples taken as a 50:50 split of material sampled onsite.  A total of 242 duplicate samples were taken with 10 samples exceeding acceptable limits (Figure 12-11), yielding an error rate of 4.1%.  Of the ten samples exceeding acceptable limits, 7 samples assayed at less than 1.5 ppm Au, with 5 of those assaying at less than 1 ppm Au.  All samples came from different assay jobs and from separate drill holes, and indicate the assay errors are related to natural irregularities in the mineralized materials, rather than poor sampling procedures.  Results indicate adequate sampling procedures were in place at the drill rig.  Table 12-9 lists those duplicate RC samples that returned values outside acceptable assay variability and Figure 12-11 displays the data graphically.

Table 12-9:  Duplicate RC Samples Beyond Acceptable Limits-Phase 2 program
Lab_Certificate	HOLEID	FROM	TO	Duplicate Assay	Original Assay
06-330-00215-01	APRF-283	695	700	10	300
105-08-90	APRF-231	695	700	21	207
105-08-91	APRF-232	295	300	129	392
105-09-08	APRF-236	295	300	352	185
105-10-03	APRF-238	295	300	918	632
105-13-91	APRF-249	395	400	1089	1519
06-330-00067-01	APRF-275	395	400	1437	713
06-330-00262-01	APRF-285	495	500	1443	823
05-330-01340-01	APRF-267	695	700	3267	2056
06-330-00164-01	APRF-277	95	100	4630	3180

Rig Duplicates
Gold Grade Maxima Pair
14000
12000
10000
8000
6000
4000
2000
0
0
2000
4000
6000
8000
10000
12000
Gold Grade Minima Pair
Data Pairs
Error Limit
Reference Line

Figure 12-11:  RC Duplicate Sample comparison – Phase 2 Program

12.10.4                      Check Assays of Mineralized Samples

Three hundred eight sample pulps (308) were sent to ALS Chemex for re-assay to evaluate the original assay accuracy.  The check assays were run on original pulp materials analyzed at Inspectorate Labs.  Of the 308 samples, 25 exceeded acceptable error limits.  Re-analyses of the original pulp material by the primary lab indicated original assays and re-assays were within 15% of the original assay, except for one ultra high grade sample (151 ppm Au).  Re-assays by the check lab, ALS Chemex, also brought the check assays to within acceptable variances with the original Inspectorate assays, and indicate the original check assays were not accurate (likely due to fluxing issues-personal communications with ALS Chemex lab manager).  The positive results from the ALS Chemex re-assay effort indicate acceptable assay accuracy by the primary lab, Inspectorate.  Table 12-10 lists the check samples results that were originally beyond acceptable error limits.

Table 12-10:  Check Assay Results Beyond Acceptable Limits-Phase 2 program
BSI Job #	Chemex Job # Check #1	HOLEID	FROM-TO	BSI (Au ppb)	Chemex Check #2 (Au ppb)	Chemex Check #1 Bad results (Au ppb)
105-08-92	RE05064671	APRF-233	520-525	31350	28900	22900
105-09-08	RE05064671	APRF-236	380-385	3734	3170	2700
105-13-90	RE05064671	APRF-248	360-365	4130	Insufficient pulp	493
105-13-90	RE05064671	APRF-248	390-395	12250	Insufficient pulp	7170
105-13-90	RE05064671	APRF-248	395-400	4030	Insufficient pulp	399
105-13-90	RE05064671	APRF-248	400-405	648	Insufficient pulp	4480
05-330-00621-01	RE05111829	APRF-232	708-710.9	17	<50	1890
05-330-00621-01	RE05111829	APRF-232	713.5-714.9	15	<50	3930
05-330-00378-01	RE05111829	APRF-237	700.2-706.4	4286	4220	340
05-330-00378-01	RE05111829	APRF-237	725-726	1798	1700	4030
05-330-00629-01	RE05111829	APRF-238	713-716.5	14	<50	3620
05-330-00629-01	RE05111829	APRF-238	724-727.5	2968	3040	1770
05-330-00629-01	RE05111829	APRF-238	727.5-729.3	371	420	1770
05-330-01173-01	RE05111829	APRF-239	613.7-619.2	22	<50	3370
05-330-00487-01	RE05111829	APRF-246	618.2-622	<5	<50	2380
105-13-89	RE05111829	APRF-247	570-575	12	<50	2230
05-330-01127-01	RE05111829	UGOG-001	32-35	4010	3690	5810
05-330-01127-01	RE05111829	UGOG-001	35-37	38895	42600	24800
05-330-01191-01	RE05111829	UGOG-003	53.3-57	53	<50	27900
05-330-01191-01	RE05111829	UGOG-003	57-59.4	22	<50	4410
05-330-01191-01	RE05111829	UGOG-003	62.9-67	102	<50	7680
05-330-01172-01	RE05111829	UGOG-004	109.5-114.5	7808	420	350
05-330-01172-01	RE05111829	UGOG-004	137-140.5	94700	140500	151500
05-330-01189-01	RE05111829	UGOG-005	27-28.8	129	100	3220
05-330-00857-01	RE05111829	UGRF-002	48-53	1511	1980	100

Figure 12-12 displays the variation in check assay results from ALS Chemex to the original assay results received from Inspectorate.

Check Assays - Gravimetric Analyses
Check Assay
Original Assay
5.000
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
0.500
0.000
0.000
0.500
1.000
1.500
2.000
2.500
3.000
Data Pairs
Error Limits
Reference Line

Figure 12-12:  Check Assay Comparison Graph – Phase 2 Program

12.10.5	Laboratory Quality Assurance and Control

During the Phase 2 program, 691 internal laboratory quality control analyses were reported to Atna Resources by Inspectorate Laboratories.  Of the 691 QA analyses only 3 exceeded a 30% error limitation, with the three out of limit analyses assaying at less than 1 ppm Au.  The error rate, at 0.4%, is well within acceptable standards for quality in the laboratory fire assay procedures and analyses.  Figure 12-13 displays graphically the results of the internal laboratory quality control analyses.

Laboratory Duplicate Samples
Gold Grade (ppb)
10000
8000
6000
4000
2000
0
0
2000
4000
6000
8000
10000
Gold Grade (ppb)
Data Pairs
Error Limit
Reference Line

Figure 12-13:  Internal Laboratory Quality Control Samples – Phase 2 Program

13.0           Data Verification

13.1           Summary

Verification of previous exploration drilling assay results is required as part of prudent due-diligence studies for the acquisition and ongoing exploration of the Pinson Mine property.  The process of data verification follows several threads.  One thread is retroactive correction and maintenance of the large Pinson Mining Company database.  A second important thread consists of re-analyzing existing drill sample pulps from mineralized intercepts within the CX and Range Front target areas.  Pulps were taken from the onsite pulp library maintained by Pinson Mining Co., which includes all drilling done on the property while PMC was operator.

13.2           Database of Previous Drilling

Barrick supplied digital data on CD for the Pinson Mine.  Contained on the CD were two Microsoft Access databases containing surface sample locations and geochemistry, and, most importantly, drill-hole location, assay, geology, and survey data.  This data set was also duplicated in a Vulcan data set, and as ASCII text files used to import/export in Vulcan.  After Atna established a working office at the mine site, additional data was found, and it was learned that Homestake personnel had put together the entire data set digitally.

HMC essentially compiled the Pinson Mine assay database under two separate efforts.  One was the entry of older Pinson Mining company data, probably from a combination of hand entry and extraction from the MedSystem database that was used at the mine.  The other was the acquisition of new data from ongoing HMC exploration efforts.  Data were initially compiled in Excel spreadsheets before final storage in an Access database.  Homestake’s Access database contained tables for the following information:

1.	Collar information
2.	Downhole survey information
3.	Geologic information
4.	Assay information
5.	Geochemistry
6.	Grade thickness

While the database is useable in the structure it was created in, Atna had additional data to track, and decided to create a new data structure appropriate for its own work, and then import the Homestake data structure into the new Atna structure.

Data acquisition issues forced the datasets into 2 separate Microsoft Access databases, one for Atna Resources data and the other for historic data.  Data management was structured in this manner to allow ongoing cleaning of historic data without interfering with introduction of newly acquired data.  These data sets are being maintained as separate entities until they can be integrated with confidence.  Both databases have the same table structures, field names, and table names, and should be easy to merge.

13.2.1                      Table Names

In both databases, the main data sets are contained in the following tables:

DH_Collar – all collar information
DH_Assay – all gold assay information

DH_Geochem – all drill-hole trace element geochemistry
DH_RQD – RQD data
DH_Survey – down hole survey data
DH_Geology – lithology and formation information
DH_Alteration – alteration data

For the Atna Resources database the following tables also apply:

TRANSMITTALS – lab job certificate numbers (key field for assays and a tracking device)
DH_SAMPLERS_RECORD_SHEET – cross reference list of drill-hole footages, sample numbers, standards, and blanks.  Sample Type is also referenced so as to quickly discriminate between core from RC.
CHECKS_STANDARDS – all check and standard assays for QA/QC

Although these tables exist in the historic data set there is no information contained in them.

13.2.2                      Data Corrections

Prior to entering data into the newly created data structure, any errors were identified and resolved.  The basis for fixing identified errors was the well-maintained filing system containing most, if not all, drill logs, downhole survey data, and HMC assay data.  While Pinson Mining Company was operator, assaying was done in the mine’s own labs, and Atna Resources has yet to locate original drill-hole assay sheets from that era.  Atna's only source for these gold assays are values hand-entered onto lithology logs.  Consequently, it has been difficult to check the validity of some historic data, except as part of Atna’s reassay program completed on existing pulps from these earlier drilling programs.

The verification process involved the following steps:
•	Comparing collar data to survey, assay, and geology data for incorrect depths, Azimuths, and dip values.
•	Check survey, assay, and geology data for missing and/or overlapping intervals
•	Randomly check drill-hole geologic, survey, and assay data against logs and hardcopy data.
•	Plot sections and check for obvious errors in hole trace orientations and potential missing assay data (no data present).

The following errors were detected and resolved:

Collar Table– Approximately 100 known errors involving incorrect depths, azimuths, and dip values have been corrected

Geology Table– Approximately 70 known errors correcting length overruns (survey depth greater than TD), overlapping intervals, and missing intervals.

Accuracy of geologic data is subjective and based on the logger for lithology and formation call.  Typographical errors in the database are not known, but probably occur.  Other errors that have not been fixed include multiple entries (i.e. Flt, FT, Fault) for the same data type and duplicate entries for the same interval.  Actual drill logs will be Atna’s definitive source for interpreting geology.

The geology table has not actually been loaded into the new data structure, but rather resides in its original form as a separate table within the database.

Survey Table– Approximately 110 errors including length overruns, missing intervals, out of sequence intervals, and bad azimuth or dip values.

Geochem Table - All data has missing intervals.  Data has not been fixed yet, and will be done on loading when data is needed.  Homestake did not run all intervals from the drill holes sampled in their geochemistry program, leaving large gaps in the from and to sequences within the database.

Assay Table (DH_Assay)

This is the most important table in the database for generating resource estimates and must be clean.  The original structure of the table contained the following fields.

Table 13-1:  Field Definitions in (HMC) Pinson Database
FIELD	Data Type
HOLEID	Hole name identifier
FROM	Beginning assay interval
TO	End assay interval
AUPPB	HMC-Chemex Fire assays in ppb
AUFA	HMC and Pinson Fire Assay in oz/ton
AUCN	HMC cyanide assays and Pinson AA cyanide soluble assays
AUMOZ	FACalc oz/ton multiplied by 1000
FACALC	Ounce per ton numbers used for modeling, Calculated from AUPPB or taken from AUFA fields
CN_FA	Ratio of CN vs. FA analyses
CN_FA_T	Unknown
CALC_CN	Unknown

This structure was used primarily for pre-Atna resource modeling efforts in Vulcan software.

Many of the problems and errors encountered in the assay database came about as a result of the pulp re-assay program.  That program, described below, caught several errors, ranging from simple clerical entry errors to the practice of entering only single Fire Assay values for the Pinson Mining Co. data, regardless of check assays and any additional assay reporting.  Below is a summary of errors caught while validating the data.

Incorrect assays: – Several holes (for example, RH-123) have assay values entered showing grade, where the only source of information indicates either no grade, or assay values in the wrong interval.

Missing intervals: – Approximately 25 holes with intervals actually missing.

Intervals beyond hole depths: – Approximately 60 holes with intervals beyond hole depths, including many intervals containing anomalous and low grade gold values.

Overlapping intervals: – 35 holes with overlapping intervals.

Typos: –Several assays have typos caught by the pulp re-assay program.  Many probably still exist.  In one instance the typo changed a 10 ppm assay to 1 ppm

Other errors in the assay database that are less egregious include:

"Less than" detection: – Although not significant for Atna’s purposes, since the company is focused on high grade values, it leads to a general sense of poor quality control and checks on the original database.  HMC converted all "less than" detection values to "+½" value.  This was done for statistical purposes during resource estimation.  Converting less than detection values is not an issue generally, but it has been inconsistently applied.  All “less than” detection values have been identified and converted back to reflect original results on certificates or drill logs.

Missing assays: – Homestake Mining Company entered "-1" for any assay that was missing.  This included –1 for any analyses that were not run, and for samples with missing intervals due to poor recovery, voids, or fractures.  Since Atna is pursuing a structural target, it is important to make the distinction.  In the current database a value of –8 or –9 has been entered to reflect the distinction.  "–8" values indicate no assay was run, even though a sample was taken, or if it is not known why an assay is not present.  A "–9" indicates no assay due to insufficient sample, or missing sample, attributable to geologic reasons.  Numerous holes have been fixed but many others have not.  These discoveries continue as holes are plotted on section.

13.2.3                      General description of pre-Atna assay results and procedures

Because no assay certificates exist for Pinson Mining Company drilling, it cannot be said with certainty where actual assays were completed, nor whether the assays were accurately entered on the log sheets.  It has been generally accepted the assays were completed at the mine site and Atna’s reassay program verifies the accurateness of the PMC analytical work.

Pinson Mining Company's standard practice was to run assays using AA methods.  For all assays this was generally done on a cyanide leach, as interest lay only in identifying leachable ore.  After a certain date (unknown) Pinson Mining began to run fire assays with an AA finish on all assays over 0.01 opt, and selectively ran check assays at third-party laboratories for numerous high-grade zones.  All the assay information was hand written on the lithologic log.

Pinson Mining Co detection limits were <0.003 and <0.001 oz/ton, with the distinction between detection limits being the age of the assay.  These values were also converted to “+1/2” detection limit values.  In addition, 0.0005 and 0.0006 oz/ton were also found in the database for Pinson Mining Company Holes.  On the original logs, these assays were reported as “Nil”, <0.003, or as "<0.001 oz/ton".  For Pinson Mining company holes, all “less than” detection values have been converted to –0.001 or –0.003 for oz/ton in the database.

Validity for using Pinson Mining Company data derives from the pulp re-assay program.

Homestake Mining Company assayed all drill holes at ALS Chemex in Reno, NV.  ALS Chemex provided sample pickup and preparation services.  These procedures are consistent with standard practices in the industry and include:

1.	a primary crush to less than –80 mesh

2.	split of 300 grams of material for pulverization to –180 mesh
3.	a 30 gram split for digestion and assay

All assays were completed using the AUAA23 Fire Assay method.  Initial assay results were finished using an AA machine with results reported in ppb values.  If results came back less than 10,000 ppb gold these were reported on the certificate using the actual ppb value.  Samples that assayed greater than 10,000 ppb on the initial AA finish, were re-assayed using an assay-grade gravimetric finish.  These gravimetric assays were reported on the same certificate using ounce per ton values in a separate column.  The value “>10000” was placed in the ppb column for any gravimetric analyses.

Detection limits for gold analyses on ALS Chemex assay certificates are –5 ppb and –0.0005 for oz/ton.  Most HMC holes reporting such values were converted, for statistical purposes, to 2.5 ppb and .0003 opt.  Several HMC holes also had actual ppb results of 34.3, 17.8, 18.9, and 56.0 reported as 2.5 ppb values in the database.  For HMC holes all "less than" detection values have been converted back to –5 and –0.0005, respectively, for ppb and oz/ton in the database.

Homestake also ran, as standard practice, a cyanide shake leach assay on any result greater than 0.01 oz/ton (334 ppb).  These were reported on the certificate under a column labeled Au CN OPT. Detection limits for the cyanide assays were less than 0.001 oz/ton.

Pulps from HMC’s exploration drilling were also subject to re-assay.

13.3           Pulp Selection

Atna Resources re-analyzed 652 pulps from drill-hole samples as part of a due diligence effort to confirm the presence of strong gold mineralization at depth and along strike from open pits and other hypothesized structures at the Pinson Mine.  Selection of pulps were based on grade, and whether or not the mineralized intercept was contained within either the Range Front or CX fault zone.  Grade ranges for samples to pull were those intervals above 0.10 oz/ton, unless the sample was internal to a mineralized intercept.  The pulps came from the mine’s pulp library stored on site.

Care was taken to maintain the order and status of the library.  All pulps pulled for re-assay were replaced in their original boxes, in order, and the boxes restored to their original locations on the mine site.  After pulling and cataloguing the pulps, Atna staff delivered the pulps to the BSi Inspectorate laboratory facility in Reno for re-bagging and insertion of blind standards and blanks.  ALS Chemex Laboratories completed the analytical work.

13.4           Re-Assay Methods
13.4.1                      Processing by Inspectorate

Inspectorate re-bagged the pulps using the following process:

1.	In order to maintain a uniform sample sequence with the insertion of blind standards and blanks original pulps must be re-bagged and re-numbered.
2.	Existing pulps were rolled and a 100 gram split taken for the new assay.
3.
Pulps were re-bagged in a new envelope and given a new sample number.  A cross-reference list was maintained to index the original pulp sample numbers to the new split pulp sample numbers.  The original list was given to Inspectorate as an Excel spreadsheet containing existing pulp sample numbers and locations for the insertion of blind standards and blanks.  Inspectorate then filled in an index field on the list with the new sample number sequence.  The list was delivered to Atna Resources, both as hard copy and digital, once pulp preparation was completed.

4.
Inspectorate inserted certified standards from CDN Resource Laboratories Ltd. into the sample sequence at a rate of 1 standard for every 20 samples.  Standards were given sample numbers that maintained a uniform numbering sequence for the entire job (see step 1).  These numbers were listed on the cross-reference sheet with the following additional information: accepted assay value for the standard, matrix type, and Standard Reference ID #.  Statistics for the certified standards were available from CDN Resource Laboratories’ website.  Table 12-2, CDN Resource Laboratories Standards, lists the standards.

5.
Inspectorate also prepared and inserted into the sample sequence silica sand blanks at a rate of 1 for every 20 samples.  Standards and Blanks were not inserted adjacent to each other.  Again, sample numbers for blanks maintained a uniform numbering sequence for the entire job, and were identified in the Inspectorate cross reference list as “silica sand blank” along with a corresponding sample number.

6.	Samples were delivered to ALS Chemex in four separate batches for analysis.

13.4.2                      Processing by ALS Chemex

Samples were analyzed by ALS Chemex with these conditions:

1.	New fusion crucibles.
2.	Gold assays determined by 1 assay-ton, Fire assay with an AA finish (Au-AA25), or via a gravimetric finish for samples greater than 100 ppm.
3.	Results reported directly to Atna Resources.

Atna compared and contrasted the reproducibility of the gold values obtained in the re-analysis project with those originally reported to Pinson Mining Company.  A statistical analysis of the analytical data, certified gold standards, and silica blanks was completed to assist in gauging the reliability of the data.

Table 13-2:  CDN Resource Laboratory Standards
Standard Name	Accepted Value and Error Range
CDN-GS-1	5.07 ± 0.43 g/t Au
CDN-GS-2	1.53 ± 0.18 g/t Au
CDN-GS-3	0.79 ± 0.07 g/t Au
CDN-GS-4	3.45 ± 0.21 g/t Au
CDN-GS-5	20.77 ± 0.91 g/t Au
CDN-GS-6	9.99 ± 0.50 g/t Au
CDN-GS-7	5.15 ± 0.46 g/t Au
CDN-GS-8	33.5 ± 1.7 g/t Au
CDN-GS-9	1.75 ± 0.14 g/t Au
CDN-GS-P3	0.30 ± 0.04 g/t Au
CDN-GS-10	0.82 ± 0.09 g/t Au
CDN-GS-1A	0.78 ± 0.08 g/t Au
CDN-GS-13	1.80 ± 0.18 g/t Au
CDN-GS-11	3.40 ± 0.27 g/t Au
CDN-GS-5A	5.10 ± 0.27 g/t Au
CDN-GS-14	7.47 ± 0.31 g/t Au
CDN-GS-12	9.98 ± 0.37 g/t Au
CDN-GS-15	15.31 ± 0.58 g/t Au
CDN-GS-20	20.60 ± 0.67 g/t Au
CDN-GS-30	33.5 ± 1.4 g/t Au

13.5           Re-Assay Results

New assay values for the pulp program came back from ALS Chemex in 5 separate jobs.  ALS Chemex split the second pulp batch (491 samples) from Inspectorate into two separate jobs (270 and 221 samples) because the number of samples exceeded Chemex’s internal QC job size allotment of 300 samples.  Results from those assays were compiled and statistically analyzed by comparing the new assay values to the original values.

Initial results of that analysis showed a significant decline in gold concentrations for numerous samples when compared to original assay results, many of which were also done by ALS Chemex Laboratories.  The lower gold concentrations occurred at all grade levels, but happened to be particularly acute in samples assaying above 8 g/t Au.  Additional statistical evaluations also showed 20% of the analyses fell outside of an accepted 10% variance from original gold results, as well as uniformly lower results and large variances in values of standards when compared to accepted values.

Several samples were pulled from each assay job for additional testing.  Statistical analyses of results from the testing, with some exceptions, fell within accepted 10% variances from original assay results (Figure 13-1).  This is particularly true of samples above 10 ppm, which, in the initial re-assay tests fell below the –10% variance level, and of all standards re-analyzed during the testing (Table 13-3).  Re-analysis of these samples led to the conclusion that bad assays of the newly-submitted pulps were to blame, in particular improper fluxing of the sample.  Two jobs had to be re-analyzed based on the tests.

Relative Variances to Originals by Method
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-120%
Variance
Samples (sorted by grade)
Test High Flux Variance
Test Gravimetric Variance
Initial Re-Assay Variance

Figure 13-1:  Test Result Variances
(Red lines are 10% acceptable limits).

Table 13-3:  Analyses of Standards Used in Testing
Samp_ID	New_Au_ppb	Accpt_Au_ppb	HighFlux_Au_PPM (Method1)	Grav_Au_PPM (Method 2)	Error tolerance +/-	Within Tolerance
RE04058845-27	770	780	0.75		+/- 0.140 g/t	No
RE04058845-5	4550	5150			+/- 0.460 g/t	Yes
RE04054309-14	740	820			+/- 0.09 g/t	Yes
RE04054309-74	9460	9990	9.65	9.59	+/- 0.50 g/t	Yes
RE04057300-344	4840	5150	5.12	4.73	+/- 0.460 g/t	Yes
RE04056499-24	16950	20770		20	+/- 0.91 g/t	Yes (Gravimetric value)
RE04056499-44	4770	5150	5.28	5.22	+/- 0.460 g/t	Yes
RE04056499-104	17950	20770	19.8	19.95	+/- 0.91 g/t	Yes
* Note sample 27 was initially misreported as to original value (1775 ppb).  The value should be 780 ppb.

High variations in results between 10 and 25 ppm from several samples in Figure 13-1 are from samples run by Pinson Mining Company.  These variations are at odds with accuracy comparisons with the standards analyzed in the same batch.  Checks of the original logs traced discrepancies in the data to various problems, including database entry errors, variances in original assays, or poor quality control on older Pinson Mining Co. jobs.  Use of different pulps for fire assay analyses and check samples is also a part of the problem, as indicated by several analyses (e.g. RHA 456 460-465) where the Fire assay value (on a different pulp) was much less than the original AA assay, and Atna’s re-assays reflect the AA result.  When comparing re-assay results with Pinson Mining’s original data there is at least one original assay value that does correlate well with the re-assay results, indicating the pulp in the library came from this assay rather than the original AA assay.  In any event, these variances were tracked down and an acceptable reason and solution for the variance was then determined.

After resolution of variance issues, the results were incorporated into the data set and re-analyzed statistically.  The analyses fell within acceptable limits on the second assay set and have been incorporated into the database as the actual values for the re-assay effort.

13.6           Discussion

Atna’s re-assay results substantiate the accuracy of the original HMC and PMC assay results, showing the original numbers to be valid.  Furthermore, the re-assay results also lend a degree of confidence to the Pinson Mining Company assay data as a whole, indicating that the values obtained by Pinson Mining’s original assays and the values written on the logs and entered into the database, can be used even for those holes not re-assayed under this program.

After verification and correction of database records, Atna was able to enter the data set into a newly structured Access database.  The assay table was structured to reflect the true nature of the assay data, with fields for AA,, gravimetric, Pinson fire assay data, and Homestake ppb data.  A field was also added to store the values to be used in resource modeling and estimation.

Since there are several types and generations of assay data, even for a particular sample, the concern with the data set was, Which gold assay value to use for resource estimation.  Standard geostatistical practice is to use the original assay so as to not alter the inherent variability within the deposit (Bruce Davis, personal communication, 2005).  An order of precedence must be used to ensure that the highest quality assay method, and thus the highest quality value, is used from the several generations of available data.  The restructured Atna database uses this order of precedence:

1.	Atna re-assay data for HMC and PMC holes
2.	Fire assay gravimetric data for HMC and Fire Assay AA data for PMC holes.
3.	Fire assay ppb values for HMC holes converted to OPT using - oz/t = Au ppb/34285.7
4.	AA assays for PMC holes.
5.	Cyanide assays for all others (purely theoretical, as some higher-quality measurement exists for every sample).

This precedence was applied and the data stored in the Field AuFA_Calc, and are the values to be used for all modeling and resource estimation purposes.

14.0           Database Audit

14.1           Analytical Data

A separate audit of the assay database followed the verification and cleaning process described in Section 13 above.  This audit was of assay data from an MS Access database of all drilling completed on the Pinson Mine Property to the end of exploration activities in 2001, and consisted of a mix of data from Pinson Mining Company and Homestake Mining Company drilling.  Drill data of material interest to Atna are considered to be those holes intersecting the Range Front or CX fault zones in areas where identified gold mineralization has significant potential to be developed into economic reserves.  A total of 370 holes from the Pinson Mine Assay database, identified through cross-section work, are being used for modeling and resource estimates for these two zones.

14.1.1                      Validation Process – Phase 1 Program

Seventy-four drill holes, representing 20% of the 370 holes of interest to Atna, were picked randomly using Microsoft Excel:

1.	Each of the 370 holes was given a unique numeric index number in the Access database and then exported to Excel.
2.	Using the Data Analysis toolpack add-in for Excel, a random sequence of numbers was generated using the unique index number as a reference.
3.	The selected index numbers generated by Excel were imported back into Access and cross-referenced to drill-hole ID.
4.
An assay set was extracted from the database using the cross-referenced drill-hole number list.  This list was further winnowed for checking purposes by examining only assays greater than or equal to 0.08 oz/ton.

5.
Assay values from the database were compared to assay certificates for HMC data, and against values presented on drill-hole logs for Pinson Mining Company data.  (Actual assay certificates have yet to be found for Pinson Mining Company work.)

This procedure generated a total of 7,479 individual assays for the 74 drill holes.  Extracting values greater than or equal to 0.08 oz/ton yielded a total of 216 assays to be checked for errors.

Of the 216 assays checked there were 16 errors, representing 7% of the total number checked.  Only 7 of the 16 would materially affect the database (3%).  Of the 16 errors, four represent check values entered that were inconsistent with the use of the primary assay in the database, 4 errors represent assay values that could not be followed up with certificates.  An additional three entries were not made that affect the value used for resource estimates.  There was one typographic entry error, one unknown error, and one duplicate entry, which then caused an out of sequence error.  The above errors have been changed in the database.

The total number of errors found in the verification and cleaning process was 475.  The verification process focused on the 370 holes used to calculate the resource estimate.  A total of 61416 records (combined Collar, Survey, Geology, and Assay tables) exist in this subset of data, leading to an overall error rate of 0.7%.

14.2           Analytical Data – Phase 2 Program

The Phase 2 data was audited for errors in accordance with the separate audit of the Phase 1 assay database.

14.2.1                      Validation Process – Phase 2 Program

Sixteen drill holes, representing 15% of the 105 holes drilled during Atna’s phase 2 program, were picked randomly using Microsoft Excel:

1.	Phase 2 drill hole data was extracted from the database and a table of each drill hole was exported into an excel spreadsheet.
2.
Using the Data Analysis tool pack add-in (Sampling) for Excel, a random sampling of drill holes was generated using the number of samples required from the total of Phase 2 drill holes representing 15%.

3.
The random sample of Phase 2 drill holes generated by Excel were imported back into Access and a query was created to cross-reference the selection with the assays, geology, alteration, and down-hole survey tables.

4.
Each of the query tables generated in access was compared to the original data formats.  Assay values from the database were compared to assay certificates, down-hole surveys were compared to down-hole logs, and the geology and alteration entries were compared to the paper logs.

This procedure generated a total of 1653 individual assays to be checked for errors for the 16 drill holes.

Of the 1653 assays checked there were 12 errors, representing 0.7% of the total number checked.  None of these errors would materially affect the database.  Of the 12 errors, 9 were typographic entry errors, and 3 were unknown errors.  The above errors were corrected in the database prior to completing the resource calculations.

The total number of errors found in the verification and cleaning process of the down–hole surveys, was 22 representing 12% of the total number of records in one hole.  Twenty-two errors were accounted for in one hole that started above surface bringing into question the validity of the survey.  These errors do not have a material effect on the resource and have been noted.  One of the holes of the randomly selected had not been surveyed.  Only the raw measurements provided from instrumentation were entered into the database consistently.  None of the UG holes have recorded elevation at the time of the down-hole surveys, but eleveations were surveyed at a later date for all holes.  The only numbers recorded were the distance, dip, azimuth, temperature, and magnetic field that are measured by the instrument.

A few categories capturing most the geology and alteration from paper logs were entered into the database.  These categories were compared to the paper logs to check for errors.  No errors other than spelling were found.  Ongoing corrections of these entries continue while interpretation of sections requires crosschecking entries with log descriptions and drill core or chips.

A total of 4946 records (combined Collar, Survey, Geology, and Assay tables) exist in the randomly selected database audit subset, leading to an overall error rate of 0.6%.

14.3           Drill-hole Collar Location

14.3.1                      Drill-hole Collar Location - Phase 1 Program

Due to degradation by mining activity, reclamation, and other ground disturbance, physical location of pre-Atna drill-hole collars is impractical, if not impossible, for most ground surrounding the pit areas.  However, Pinson Mining Company routinely surveyed drill-hole collar locations.  This was done by the mine surveyor using a total station (R. Petray, personal communication, 2004).  Records for each hole were meticulously kept in a log book listing hole number, coordinate values, and elevations.  This book is kept in the file system onsite.  All coordinate values were obtained in local mine grid values.

The mine grid origin of 10,000N, 10,000E was established on the common corner of Sections 28, 29, 32, and 33 of T48N, R24E, MDBM, now mined out.  An Array of control points have been established throughout the property for survey control and have been well documented.  Many of these points are still well marked and can be used for future surveys.

Homestake Mining Company drill holes were also surveyed in.  These were done with GPS units and a local base station.  GPS used was a Trimble LS5000 survey grade RTK system.  Prior to surveying the holes a transformation from latitude-longitude values to local mine grid was established in the GPS data collector using pre-existing survey points.  Mine grid coordinates were able to be read directly from the GPS unit and stored in files.  (R. Petray, personal communication, 2004)

Prior to Atna’s drilling campaign, a survey was completed to see if non-survey-grade GPS would temporarily locate collar coordinates for plotting purposes.  The GPS used was a Trimble AG132 with autonomous precision of 5 meters.  Local grid coordinates were obtained through ArcPad by using a datum definition defined for the Pinson Grid system.  Settings were established in the AG 132 to read differential GPS fixes from the Coast Guard beacon system if they were available.  This correction, although not nearly optimum, brought relative accuracy of the surveys to within 15 feet, acceptable for initial plotting.  After system setup, the unit was taken to the field and used to resurvey control points and several (15) drill holes (water monitor wells and other).  Results from this survey show the GPS unit to be accurate to within 8 feet in the X direction and 6 feet in the Y direction from any survey point or known drill hole.

For underground mining, GPS surveying is coordinate impractical.  Due to this fact, a professional surveyor using a total station obtained Atna drill-hole collar coordinates and elevations.  The survey was completed in December 2006, near the end of drilling activity and after completion of all drill-hole pre-collars.  The surveyor used an Atna geologist as rod man because his knowledge of the physical drill-hole collar locations aided in the speed and accuracy of the survey.

14.3.2                      Drill-hole Collar Location - Phase 2 Program

With the addition of a new Coast Guard Beacon, Atna staff resurveyed control points and drill holes, as done for Phase 1 (described in section 14.3.1), to see if the additional station would provide sufficient accuracy for surveying drill hole collars. The GPS used was a Trimble AG132 with autonomous precision of 5 meters.  Local grid coordinates were obtained through ArcPad by using a datum definition defined for the Pinson Grid system.  Settings were established in the AG 132 to read differential GPS fixes from the Coast Guard beacon system if they were available.  After system setup, the unit was taken to the field and used to resurvey control points and 8 known drill holes.  Results from this survey show the GPS unit to be accurate to within 1.5 feet in the X direction and 1.5 feet in the Y direction from any survey point or known drill hole.  This improvement, due to the use of a new coast guard station located closer to Pinson, allowed for the use of the non-survey grade equipment to obtain northing and easting coordinates for drill holes. Collar elevations were obtained from 5 foot scribed elevation contours provided by Pinson Mining Company.

For underground surveying, a professional surveyor using a total station obtained Atna drill-hole collar coordinates.  The survey was completed in May 2006, at the end of drilling activity. The surveyor used an Atna geologist as rod man because his knowledge of the physical drill-hole collar locations aided in the speed and accuracy of the survey.

Data from both surface and underground collar location surveys was directly downloaded from handheld instruments into the database with no manual entry of data.

Coordinates and elevations are stored in the drill-hole collar table of the Atna database and are tabulated for both the Phase 1 and Phase 2 programs in Appendix 14-2, Drill-hole Collar Table.

15.0           Adjacent Properties

15.1           Summary

The valley east of the Osgood Mountains is a discrete unnamed valley within the Humboldt River drainage basin, hosting on its west flank a series significant gold deposits.  From south to north, these are:

•	Preble
•	Pinson (A Zone; B Zone; C Zone; CX Zone, CX West Zone; MAG Zone; Range Front Zone)
•	Getchell / Turquoise Ridge complex
•	Twin Creeks (an administrative consolidation of the former Chimney Creek and Rabbit Creek properties).

Deposits closest to the Osgood Mountain front (Preble, Pinson & Getchell) are generally considered to be dominated by structural factors produced by high-angle faulting, while deposits somewhat distant from the mountain front (Turquoise Ridge and Twin Creeks) are credited with mineralization dominated by favorable stratigraphy-however structures play an important role in focusing these gold systems into the favorable stratigraphy.

15.2           Preble Mine

The Preble Deposit is located in the low hills east of the Osgood Mountains and north of the Humboldt River, in T. 36 N., R. 41 W. (Davis and Tingley, 1999).  Its discovery in the 1970s was attributed to regional sampling (Kretschmer, 1983) supported by follow-up rotary drilling.  Production was deferred until 1984, when gold prices then supported mining a resource of 1.7 million tons grading 0.062 opt  Au (2.1 g/t) (McLachlan et al., 2000).

The locus of this mineralization is a broad, NE-striking shear zone dipping shallowly SE, paralleling bedding.  The principal host rocks are isoclinally folded carbonaceous and calcareous shales and silty limestones of the Middle Preble Formation.  Silicification is the most prevalent form of alteration, and is expressed in a range of settings, from narrowly fracture controlled, to widely dispersed in permeable horizons.  Fractured settings provided higher gold grades.  Multistage vein/alteration systems were recognized at Preble.

15.3           Getchell/Turquoise Ridge Mine Complex

15.3.1                      History

Historically, the focus of exploration at Getchell was on its oxide potential, dating from the first discoveries in 1934 along the Osgood Mountain front.  The setting for these discoveries was fracture-controlled mineralization in the Getchell Fault, the major N-S striking, Basin-Range fault.  Deeper exploration on the fault zone resulted in high-grade discoveries.

Additional open pit resources were discovered about 3,000 feet east of the main fault zone, in an area later named Turquoise Ridge, and this area was mined out between 1993 and 1995.  Some of the deeper development holes for the pit bottomed in pillow basalts believed to be unproductive.  Geologists suspected that the already-mined pits might actually represent leakage above a productive system, and began a delineation program in 1994 that resulted in a commitment to shaft sinking.  The shaft itself traversed a high-grade zone, and became the focus of early mine development.  By the end of 1998, the production shaft was in service.  Barrick Gold operates both the Getchell and Turquoise Ridge Mines.

15.3.2                      Geologic Setting

The Getchell deposits are sediment hosted, micron-gold deposits whose grade is influenced by the convergence of favorable stratigraphy – often carbonaceous mudstone and silty shales, or carbonate debris flow sequences – and both high- and low-angle structures of varying orientations.

The usual formations mineralized are the Cambrian Preble, Ordovician Comus, and Ordovician Valmy.  The Preble is part of the eastern platform sequence, and overlain by Cambro-Ordovician platform rocks, which include Comus carbonates.  Further west, the Ordovician Comus includes both calcareous and argillaceous sediments, and interbedded mafic volcanics and tuffs.  Still further west, the Ordovician Valmy(?) is represented by a more siliceous, cherty or volcanic assemblage, which is usually interpreted to be in east-directed overthrust contact with Comus beneath it.  Locally, a depositional contact between Comus and Valmy is sometimes inferred.  The lower Paleozoic section is usually in unconformable or high-angle fault contact with overlying Pennsylvania-Permian Etchart limestone, and the entire area was covered at one time by unconformable sheets of Miocene volcanics, now only preserved in isolated pockets.

Unraveling the true geologic relationships is significantly complicated by the overprinting effects of 4 discrete structural events:

•	The Devono-Mississippian Antler orogeny, which thrust western-facies siliceous rocks over eastern-facies carbonates;
•	The Permo-Triassic Sonoma orogeny which reactivated thrusting
•	The Jurassic-Cretaceous Sevier Orogeny resulting from Pacific Plate collision North American plate;

•	The mid-Tertiary inception of regional extensional faulting.

15.3.3                      Gold Geology

Gold is mined underground at Barrick Gold’s Getchell Mine from two principal ore bodies; the 194 ore body at the Getchell underground operations, and the Turquoise Ridge ore body, accessed by the Turquoise Ridge Shaft.  Both ore bodies are localized at the intersections of NNS striking faults with NE striking fault zones.

Getchell geologists have separated the local stratigraphic section into 4 units, from top to bottom (Edmondo, 2004):

•	Unit 1: siliceous shale and greenstone;
•	Unit 2: a debris flow package consisting of limestone clasts in a shale and micrite matrix;
•	Unit 3: primarily planar-laminated calcareous siltstones and shales with limestone interbeds;
•	Unit 4: dominantly black mudstone and micrite.

Getchell Underground mineralization is confined to the fault plane of the Getchell Fault, and to calcareous/carbonaceous rocks lying within 1,000 feet of the fault.  The Getchell fault is a N-S striking 45-55 degree, east-dipping structure with several thousand feet of offset, and the 194 ore body lies in the footwall of the Getchell Fault, hosted in units 3 and 4.

Turquoise Ridge mineralization lies several thousand feet east, in the hanging wall of the Getchell Fault.  Gold is preferentially found in horizons of carbonate debris, hosted by units 2 and 3.  These units appear to be packages of debris-flow material that slumped from a carbonate platform into deeper water.  The packages are volumetrically significant – the horizontal and vertical dimensions are measured in thousands of feet – and fed by a variety of faults.

Both ore bodies contain a series of dike and sill like intrusions that occur within the major fault zones.  These are primarily dacite (?) in composition, but are thoroughly altered.  A major difference between the 194 and Turquoise Ridge ore bodies is the presence of calc-silicate alteration at the 194 ore body; due in large part to the proximity of the Cretaceous Osgood Granodiorite.

Ground conditions at the two sites differ considerably.  Calc silicate alteration and hornfels, produced by the Osgood stock, produced a much more competent rock at Getchell, creating more localized fracture sets and brecciation in the host rock.  This is evident in the presence of consistent bedding planes and sharp fault contacts with minimal brecciation.  Rock bolts, steel sets, and steel mesh are the primary control for rock stability.  Shotcrete is rarely used (<10% of drifting) in the drifts at the 194 workings.

In contrast, at Turquoise Ridge all rocks are extremely broken up and shattered, then completely argillized such that no competency exists in the host rocks at all.  Underground workings are held together through bolting, mesh, and shotcrete.  Getchell geologists attribute the poor competency to a much stronger hydrothermal system at Turquoise Ridge than at Getchell; however, the structural ground preparation and distance from the stock may be important factors as well.  Turquoise Ridge is located at the intersection of NS faults parallel to the Getchell Fault Zone and a large ENE trending fault zone extending up to Newmont Gold’s Twin Creeks Mine.  These intersecting zones have produced a large area of disruption where original bedding has been destroyed by brecciation, or so badly fractured that it has no mechanical competency.  The hydrothermal system then turned the rocks into clays, further destroying mechanical properties of the rock package.

15.4           Twin Creeks

15.4.1                      Physiography

The Twin Creeks property lies in an alluviated valley southeast of the Dry Hills, a northeastern outlier of the Osgood Range in northern Humboldt County, Nevada.  The Dry Hills is an area of gently north-dipping Upper Paleozoic carbonate sediments, stratigraphically higher than rocks in the rest of the Osgood Range, which consists mainly of Lower Paleozoic clastic sediments intruded by a large Cretaceous pluton, which forms the backbone of the Range.

Topography descends to the south and east from a high point in the Dry Hills (northwest of Twin Creeks), with a typical gradient of 100 feet per mile.  A blanket of matrix-supported alluvium also originates to the northwest, and thickens southeastward more rapidly than the regional topographic slope, reaching thicknesses of over 700 feet three miles to the south.

15.4.2                      Stratigraphy

The vast majority of the Twin Creeks mine area is covered by alluvium.  Beneath the alluvial cover, the rock sequence at Twin Creeks consists of four main elements (MacKerrow et al., 1997)

•	a group of Penn-Permian Etchart Formation mixed carbonate lithologies in depositional contact with:
•	a tectonic unit (Leviathan Thrust Sheet) of possible Devono-Mississippian age, thrust eastward over:
•	a tightly folded presumed Upper Ordovician group of predominantly basaltic sills and flows (with minor interbedded shales and tuffs), and:
•	an equally tightly folded presumed Lower Ordovician group of predominantly shaley rocks (with minor mafic and basaltic igneous rocks).

The Penn-Permian Etchart Formation was divided functionally into three Members, and is the principal host in Vista Pit, with occasional extensions into northern Mega Pit.  The formation is a transgressive sequence, showing a basal Lower Member of siliciclastic-dominated carbonate, a medial Middle Member dominated by massive biomicritic limestones and dolomites, and an Upper Member composed of siliciclastic sand-and-siltstones.

The Devono-Mississippian Leviathan Thrust Sheet consists of an informal Upper Member comprised mostly of exceptionally thick sequences of pillow basalts, and an informal Lower Member dominated by interbedded greenstones, cherts & tuffs.  The Lower Member of the sheet crops out along the west wall of Mega Pit, where it dips about 20 degrees to the west, and sporadically appears as an east-dipping remnant along the northeast wall, suggesting that the Leviathan Thrust surface defined a north-trending antiform now cored by Mega Pit.

The Ordovician package is coherently folded into an overturned, eastward-verging Z.  This package consists of three elements: a generally flat-lying, mildly arched and warped Upper Limb on the west side of Section 19 known as the Conelea Anticline, an overturned Middle Limb  with no name, and a mildly arched upright Lower Limb on the east side of Section 19 known as the Tapper Anticline.

15.4.3                      Structure

The axial trace of the Z-fold strikes north-northwest, and the fold plunges gently NNW at about 20 degrees.  Because of the interplay of this gentle northward plunge with the regional southward slope of the bedrock surface, sub-horizontal beds of the Upper Limb of the Z-fold crop out immediately beneath alluvium throughout the North Mega Pit and on the western side of South Mega Pit. The Upper Limb has been removed by erosion in the south-central part of Mega Pit, allowing the steeply dipping beds of the Middle Limb to subcrop directly beneath alluvium.  Rocks of the third, Lower Limb either subcrop east of Mega Pit proper, or lie at depths of decreasing economic interest (South and North Mega Pit, respectively).

Given the size of the altered and mineralized area and the complexity of the folding, not many significant high angle faults have been recognized.  The most important, from the standpoint of structural understanding, are, from oldest to youngest:

•	a district-scale Mega Pit thrust (Ear Thrust) following the Upper Axial Plane of the Z-fold in South Mega Pit, with relatively little measurable displacement.
•
a district-scale Mega Pit thrust (DZ Fault) cutting obliquely across the axial planes of the Z-fold, from the Upper Axial Plane in Mid-Mega Pit to Lower in North Mega Pit, with perhaps several thousand feet of stratigraphic throw.

•	a regional NE-trending, high angle, wide sheared zone in North Mega Pit (TC Fault) with nominal right-lateral (+/- 400') and little (50') down-to-the-north movement.
•	a family of NE-trending, high-angle faults with negligible right-lateral movement in South Mega Pit (Wry-Tail, Bill’s, and #601 Fault).
•	a long, N-S, high-angle, down-to-the-east east-dipping Mega Pit fault (CP) with differential bedrock and alluvial displacements (100 feet and 50 feet, respectively);
•	a district-scale, east-directed overthrust (Leviathan);
•	a long, N-S high-angle, down-to-the east east-dipping fault (20,000) bordering the Vista Pit area with at least 1,000 feet of displacement

As far as is known, most of the faults in Mega Pit can be shown to be pre-mineral in that they limit or compartmentalize (hydrothermal) fluid flow within the mineralized system.  More often than not, only the hangingwalls of low-angle faults are mineralized, while the footwalls of high-angle faults are mineralized.

15.4.4                      Erosion & Alluviation

A strongly aligned (NNW-SSE), incised erosional channel evolved along the Mega Pit corridor, on top of the originally-exposed bedrock surface, beginning somewhere in mid-Mega Pit.  The erosion which centered on this drainage axis was driven in part by the extensive regional N-S alteration present in both the Upper and Lower Limb Ordovician rocks (fabrics permitting easy erosion), and the specific geometry of upturned altered Middle Limb beds, which promoted easy channel incision.  This early incision eroded headward (northward) along strike, through the rest of the Middle Limb sediments, into the relatively flat beds of the Upper Limb at the northern part of Mega Pit.  This channel thalweg became the depositional center of a thick column of alluvial fill, which acted as a giant reservoir of oxygenated ground water, allowing even deeper oxidation to develop.  The practical result is that a large amount of Mega Pit ore was economic from the first deep excavations because the oxidation had materially lowered the required economic grade cutoffs, and allowed extraction of mineralized material that never would have been economic as sulfide ore.

15.4.5                      Mineralization

Mineralization in Mega Pit occurs in several environments, including fracture fillings in what are likely feeder zones; as passive disseminations in permeable beds bounded by mafic sills; and as massive replacements in structurally incompetent fold hinges.  The mineral suite consists principally of auriferous pyrite, supplemented by arsenian pyrite, orpiment, stibnite, and rare realgar.

The fracture fillings require brecciation and a permeable matrix.  The passive disseminations depend on prior decalcification of the sedimentary rock within the igneous 'sandwich'.  The massive fold-hinge replacements depend primarily on pre-existing silicification, which can be shattered upon folding.

In spite of the variety of ore environments, the hydrothermal system is linear, and confined to a N-S corridor centered on the midline of Sections 6, 7, 18, 19 & 30.  Along this corridor, it is clear that the mineralizing system is opportunistically exploiting all potential hosts along its longitudinal path, and. transgressing north-dipping stratigraphy from south to north, within a fairly restricted vertical interval, so that the principal hosts migrate up section as follows:

•	Section 30: Middle Limb of Z-fold in Ordovician rocks
•	Section 19: Middle & Upper Limbs of Z-fold in Ordovician rocks
•	Section 18: Upper Limb of Z-fold in Ordovician rocks, & Leviathan
•	Section 7: Leviathan and Lower Member of the Etchart
•	Section 6: Lower & Middle Member of the Etchart

15.4.6                      Alteration

There are seven recognizable types of alteration present at Twin Creeks.  In apparent chronological order, from oldest to youngest, they are:

•	silicification I (Mega Pit)
•	propylitization (Mega Pit and Vista Pit)
•	pyritization (Mega Pit)
•	decalcification (Mega Pit and Vista Pit)
•	argillization (Mega Pit and Vista Pit)
•	silicification II (Vista Pit)
•	oxidation (Mega Pit and Vista Pit)

Silicification I appears to be early, and related almost entirely to the emplacement of the Ordovician sills.  This is based on the cross-sectional observation that nearly all sills of any consequence are rimmed by an envelope of silicification (or extended by a layer of silicification); the envelope itself is displaced from the contact by about 3'-7'.  The intervening space, between the sill and the silica envelope, is pristine because the sills routinely do not hornfels their sedimentary contacts.

Leviathan Formation is universally propylitized through both pit areas.  The usual characteristics are pervasive chloritic green color, calcite veining, and minor epidote.

The role and importance of pyritization at Mega Pit is indeterminate.  A basic assumption is that much pyrite has been either added to, or remobilized within, the rocks.  Black shales show a much higher concentration of finely disseminated pyrite than would be expected from such organically-poor rocks.  Likewise, mafic phases in the basalts are often supplemented with euhedral pyrite, either as disseminations in the matrix, or as networks of hairline fractures.  The role of this pyrite as a gold-enhancing agent is uncertain.

Decalcification is routinely observed in altered rock sequences whose precursors were calcareous.  Effects range from slight reduction in reaction to acid to karsts and solution breccias.  The decalcification has made the calcareous clastics particularly receptive to gold mineralization.

Argillization refers especially to the alteration-related development of clay fabrics, especially in the contacts of sills.  This appears to result from pyrite-generated sulfuric acid acting on the feldspars contained in the sills.  However, thinner basalts in particularly well-mineralized areas have been completely penetrated by hydrothermal fluid, allowing an extensive amount of sulfuric acid to evolve and decimate the matrix of the basalt itself.

Various styles of silicification II are recognized in the Vista Pit area.  Some are associated with base-metal veins related to the Osgood stock; some are strata-bound occurrences of jasperoid in the hanging-wall of the Leviathan thrust complex; and some are stockworks in greenstones.

The Leviathan thrust surface seems to control the redox boundaries throughout the mine area.  In Vista Pit, the contact of Etchart Formation with Upper Leviathan defines the regional redox surface.  In Mega Pit, the oxidation profile also follows the sole of the Leviathan Thrust across most of section 19, except near the central Middle Limb area, where the redox surface dives deeply in each of the steeply dipping shale beds between basalt sills.  In general, the redox surface in the horizontally-bedded areas lies at 350 feet below surface, diving to up to 1,700 feet in the overturned beds.

15.4.7                      Twin Creeks Summary

Twin Creeks is a package of intercalated impermeable basalt and permeable, mildly calcareous clastic sediments.  Although the stratigraphic section dips gently north, and is folded into an overturned chevron fold, the hydrologic connectedness of the entire package allows a subhorizontal corridor of hydrothermal water access to all the permeable horizons, decalcifying the calcareous members and mineralizing them by replacement of the dissolved fabric.  The corridor is surrounded to the west, east and below by a prominent front of remobilized calcite; the front above the corridor is absent by erosion.  The widespread silicification is pre-mineral, and is only a contact metamorphic effect of the Ordovician intrusion of the basaltic sills, and is therefore not useful for exploration.

The root zone or feeder for this system was a vertical, N-S fracture zone occurring deep in, and at the south end of, known economic mineralization, and its existence was not suspected until after years of drilling and mining.  Individual high-grade accumulations occur along a rigid, N-S alignment with no visible fracture expression.

The economic value of Twin Creeks arises because the corridor of altered rock lies in a down faulted block in an extension terrain.  The vertical extent of alteration allowed deep erosion and deposition of a thick cap of alluvium over the buried deposit.  Highly oxygenated water in the alluvial cap promoted deep oxidation of the bedrock, converting marginal gold sulfide grades to economic oxide grades.

16.0           Mineral Processing and Metallurgical Testing

16.1           Summary of Metallurgical Test Work

Metallurgical testing was initiated during Phase 2 drilling to characterize the gold extraction amenability of Pinson mineralization using autoclave pre-oxidation followed by cyanide leaching, roasting pre-oxidation followed by cyanide leaching, or direct cyanidation.  The program began with an intial stage to learn about the types of mineralization present, and the suitability of the various treatment methods for the best gold extractions. This Initial testing was completed on three composite samples from the Range Front zone and one from Ogee zone mineralization as outlined in table 16-1.

Based on preliminary results from this work, a general plan and schedule for a second stage of additional metallurgical testing was prepared by consulting metallurgist, Doug Halbe, to serve as a procedural guide for this work.  The plan recommends collection of additional mineralized material on a per drill hole basis taken from various elevations for each mineralized zone. The plan further outlines the type of assays to be performed, sample compositing, and testing to be completed per a standard decision tree approach.  Reference document; “ATNA050819 met test program” (2005, D. Halbe) found in Appendix 16.

Metallurgical tests were conducted by Dawson Metallurgical Laboratory in Salt Lake City.  Initial testing of one composite channel sample from the Ogee zone and 3 composite samples from drill hole assay coarse reject material within the Range Front zone was completed in October of 2005.  Initial stage 2 test work completed in April 2006 included five composite samples from the CX zone and 21 composite samples from the Ogee zone, also outlined in Table 16-1.

Table 16-1:  Composites by Zone
Stage 1 Metallurgical testing
Composite	Interval ft	Individual Samples
Range Front Zone
RF_Met-1 (33941)	240-255 325-370	APRF-227: 054,056,057 APRF-228: 073,076,081,082
RF_Met-2 (33942)	683-719 668-684	APRF-202: 170,171,177,178 APRF-212: 159,162
RF_Met-4 (34259)	835-897 1172-1187 1466-1469.5 730-782	APRF-215: 200,201,202,217,218,219 APRF-225: 280,281,282,283 APRF-229A: 368,369 APRF-230: 172,173,174,190,192
OG-Met-1	35’ composite	35 ft (Left Rib) +32.5 ft (Right Rib) channel
Stage 2 Metallurgical testing
CX Zone
APCX-204	180-184	APC-204: 180-184
APCX-211	171-173	APC-211: 171-173
APCX-219	237-243	APCX-219: 237-243
APCX-226	266-270	APCX-226: 266-270
AMW-002	205-265	AMW-002: 047-059
Ogee Zone
OG004-1	109.5-147	UGOG-004: 034-042
OG004-2	150-192	UGOG-004: 043-054
OG004-3	192-230	UGOG-004: 055-067
OG004-4	230-257	UGOG-004: 068-076
OG010-2	156.5-184.8	UGOG-004: 048-058
OG010-3	184.8-215	UGOG-004: 059-070
OG010-1	50-65.9	UGOG-004: 012-016
OG013-1	86.8-118	UGOG-004: 034-046
OG013-2	213-227	UGOG-004: 074-078
OG015-2	74-101.7	UGOG-004: 023-036
OG015-3	101.7-135.5	UGOG-004: 037-052
OG017-1	319.5-348	UGOG-004: 087-102
OG017-2	349-375.5	UGOG-004: 103-114
OG017-3	375.5-401	UGOG-004: 115-122
OG017-4	459-492	UGOG-004: 141-152
OG018-1	12.8-25.2	UGOG-004: 006-008
OG018-2	40.4-62.7	UGOG-004: 016-022
OG019-1	78-105	UGOG-004: 022-032
OG021-1	76-110.8	UGOG-004: 022-037
OG022-1	659-684	UGOG-004: 157-168
OG022-2	733-748	UGOG-004: 180-188

RF_Met-1 (33941) and RF_Met-2 (33942) were re-tested in an autoclave/leach test at two different sizes, 88µm and -3/8 inch (later crushed to -10mesh).  There are 3 samples of RF_Met-1, RF_Met-2, tested at two different dates.  .

Table 16-2:  Summary of Metallurgical Assay Results
Composite	ALI Fire g/t Au	CG			HLI			ALI
		NaCN Soluble Au	% As	ppm Cu	% C(tot)	% C(C02)	% C(Org) *	% S(tot)	% S(804=)	% S= *
RF Composite Assays
RF_Met-1 (33941)	8.23	4.39	0.61	44	2.46	2.27	0.19	1.24	0.03	1.21
RF_Met-2 (33942)	14.74	8.98	1.01	36	1.93	1.76	0.17	3.41	0.80	2.61
RF_Met-4 (34259)	14.74	13.1	2.02	38	2.69	2.43	0.26	2.40	0.08	2.32
CX Composite Assays
APCX-204	8.16	7.7	0.066	36	5.46	5.34	0.12	<0.03	<0.03	-
APCX-211	8.33	7.1	0.13	19	4.47	4.29	0.18	<0.03	<0.03	-
APCX-219	10.25	6.1	0.18	30	1.04	0.77	0.27	0.92	0.08	0.84
APCX-226	17.50	7.4	1.65	74	3.45	2.7	0.75	1.53	<0.03	1.53
AMW-002 (P2895 B)	10.29	7.9	0.054	179	3.43	3.08	0.35	0.07	0.04	0.03
Ogee Composite Assays
UGOG-004-1	26.4	26.9	0.27	7.6	0.69	0.39	0.30	0.86	0.08	0.78
UGOG-004-2	30.9	19.2	0.27	8.5	0.29	<0.02	0.29	1.16	0.08	1.08
UGOG-004-3	41.8	31.6	0.20	8.4	0.18	<0.02	0.18	1.47	0.13	1.34
UGOG-004-4	22.3	20.3	0.09	5.8	0.53	0.35	0.18	0.42	<0.03	0.42
UGOG-010-1	45.3	24.8	0.36	6.7	0.54	<0.02	0.54	1.87	<0.03	1.87
UGOG-010-2	54.7	49.8	0.24	6.3	0.32	<0.02	0.32	0.11	<0.03	0.11
UGOG-010-3	41.6	35.9	0.14	7.1	0.21	<0.02	0.21	0.05	<0.03	0.05
UGOG-013-1	13.2	5.59	0.20	4.9	1.20	0.86	0.34	1.64	<0.03	1.64
UGOG-013-2	23.8	22.2	0.13	5.7	2.68	2.46	0.22	0.03	<0.03	0.03
UGOG-015-2	9.94	6.05	0.15	4.6	0.92	0.68	0.24	1.00	<0.03	1.00
UGOG-015-3	27.6	12.1	0.36	9.4	0.32	<0.02	0.32	2.44	<0.03	2.44
UGOG-017-1	28.4	3.08	0.46	6.3	0.90	0.59	0.31	2.75	0.04	2.71
UGOG-017-2	23.0	16.5	0.14	8.8	0.58	0.19	0.39	1.37	<0.03	1.37
UGOG-017-3	45.3	29.9	0.14	10.8	0.57	0.40	0.17	0.55	<0.03	0.55
UGOG-017-4	16.1	11.1	0.12	6.1	0.74	0.51	0.23	0.95	<0.03	0.95
UGOG-018-1	15.8	12.3	0.08	5.1	1.40	0.96	0.44	<0.03	<0.03	<0.03
UGOG-018-2	14.2	11.7	0.11	7.9	0.74	0.09	0.65	0.04	<0.03	0.04
UGOG-019-1	43.8	34.1	0.24	7.1	0.28	0.02	0.26	0.45	<0.03	0.45
UGOG-021-1	24.8	20.2	0.21	5.5	0.36	<0.02	0.36	0.08	0.03	0.05
UGOG-022-1	23.5	4.21	0.34	2.9	2.18	2.12	0.06	1.48	<0.03	1.48
UGOG-022-2	7.06	5.19	0.14	1.7	3.69	3.65	<0.05	0.08	0.03	0.05
OG-Met-1 (LR&RR)	13.71	11.4	0.47	44	1.11	0.82	0.29	0.04	0.04	<0.02

Head analysis on the five Range Front zone samples ranged from 0.24 to 0.51 oz/t gold.  Head analysis on the three CX zone samples ranged from 0.24 to 0.43 oz/t.  Head analysis on the 22 Ogee zone samples ranged from 0.21 to 1.60 oz/t.

Table 16-3:  Results of Autoclave - Leach Procedure
Composite	Head Grade	Shake Leach Extraction Grade (SLE)	% SLE	Autoclave Grade g/mt	Autoclave %
RF Zone
RF_Met-1 (33941)	8.23	4.39	53	8.38	93.0
RF_Met-2 (33942)	14.74	8.98	61	14.88	95.2
RF_Met-4 (34259)	14.74	1.61	11	13.1	88.5
CX Zone
APCX-219	10.25	6.1	60	7.6	91.0
APCX-226	17.50	7.4	42	14.84	93.8
Ogee Zone
OG-Met-1 (LR&RR)	13.72	11.79	86	11.4	93.2

Preliminary test work summarized in Table 16-3 suggest pre-oxidation is required for most mineralized material types presently being encountered both from surface drilling and from the underground development.  Bench top autoclave gold recoveries for the four sample composites ranged from 89 to 95 percent.  Four of the composites have gold recovery above 93 percent.  Shake leach tests were also conducted to determine gold recovery numbers without the pre-oxidation step.  Recoveries varied from 11 to 86 percent.  The relatively high value of 86 percent recovery was obtained on a channel sample composite of oxidized material from the Ogee zone that was intercepted in the exploration adit and may represent opportunities to reduce processing costs, if sufficient material of this metallurgical character can be identified and ultimately selectively mined.

16.2           Processing Options

A number of processing options are appropriate for gold ores in the northern Nevada area.
Conventional cyanidation (agitation leaching, carbon-in-pulp [CIP]) is generally suitable for ores that are highly oxidized, with the original gold-bearing pyrite broken down naturally to porous iron oxides that allow the cyanide solution to penetrate the matrix and dissolve the fine grain gold present.

Refractory ores are those for which conventional cyanidation gives low gold extractions.  For these ores, the gold-bearing pyrite can be oxidized by roasting (burning the ground ore to drive off the sulfur as sulfur dioxide gas) and pressure oxidation (oxidizing the ground ore in acid at a high temperature and pressure in an autoclave).  Roasting and autoclaving require expensive equipment, and thus have much higher capital and operating costs than conventional cyanidation.  Once oxidized, the ore can be treated using conventional cyanidation.

Some mineralized materials contain mixtures of oxidized and refractory material.  The most appropriate method of treatment here is determined by economic calculations:  Refractory treatment is warranted if the additional gold extracted more than pays for the additional processing cost.

Material containing gold-bearing pyrite can also be treated by floating the pyrite into sulfide concentrate, then roasting or autoclaving this concentrate.  In the case of material containing gold in both sulfides and oxides, the non-floating gold in the tailing from the sulfide flotation can sometimes be economically leached.  The character of the pyrite and content in the underground Pinson ore types does not appear to be at a level to support this option.

Dump leaching (run-of-mine ore) and heap leaching (coarsely crushed ore) are typically used on low-grade material that cannot support the cost of conventional milling and cyanidation.  In these cases the ore is transported and placed onto impermeable pads and irrigated with cyanide solution, which flows through the heap, slowly permeating the rocks and accessing and dissolving some of the gold present.  Capital and operating costs are much lower than for conventional cyanidation, but extractions are also generally much lower and this method only is effective on oxidized ores.

16.3           Possible Treatment Plants and Potential Costs

16.3.1                      Treatment Plants

There are a number of treatment plants within the northern Nevada area that might logically treat high-grade refractory ore from Pinson.

The nearest is Newmont’s Twin Creeks mine and mill complex.  This operation is located only about 13 road miles from Pinson, and has the capability of treating refractory ore by pressure oxidation, free-milling oxide ore, and sulfide ore by flotation/pressure oxidation.

Newmont’s Lone Tree Operation is located about 50 miles from Pinson, just south of Interstate 80, near the Stone House exit.  Lone Tree has an autoclave circuit, as well as a flotation circuit that produces a gold-bearing pyrite concentrate for further treatment.

Newmont also has roasting facilities near Carlin, Nevada approximately 110 miles easterly from Pinson.  The large complex of Newmont’s northern Nevada operations trucks ores from its various mines to its various treatment plants to optimize operating conditions, costs, and extractions for its overall operations.

Barrick’s Goldstrike operations are located about 25 miles north of Carlin, Nevada (approximately 120 miles easterly from Pinson) and have both a roaster and an autoclave circuit.  Barrick does not have a free-milling oxide circuit, so any free-milling oxide ore would have to be treated in their refractory circuit.

Queeenstake’s operations located 60 miles north of Elko, Nevada or approximately 180 miles northeast of Pinson utilize a roaster for processing, also.

16.3.2                      Potential Treatment Costs

Atna has assumed, for purposes of base-case development (Section 17.12), the mineralized rock mined at Pinson will be hauled offsite to another processing facility in northern Nevada (see above section).  The basis for this analysis is that the mineralized material will be toll milled or purchased by third party facility for processing.  Before proceeding to a final feasibility stage, a more definitive agreement will be required; however, based on preliminary discussions with other potentially interested parties, a range for toll milling costs on the order of $16-28 per ton processed can be expected.  A unit processing cost of $23.00 per ton (near the mid-range) can be expected for those ores requiring autoclave or roasting technology to process on a toll basis.  A portion of the Ogee resource is oxidized and amenable to conventional direct cyanidation and processing costs are materially lower for this material.  Preliminary discussions indicate toll milling cost in the $4 to $5 per ton milled for oxide materials.

16.4           Impurity Levels and Mineralized Material Types

Gold mineralization at Pinson has impurities as listed in Table 16-1 below.  No attempt has been made to detail impurities per mineralized material type as sufficient data does not yet exist to do so.  In general, the Atna/Pinson mineralized material can be characterized as a Carlin-type gold system similar to the major producing gold mines as in the Getchell, Carlin and Battle Mountain Gold Belts of northern Nevada.

The table below lists some expected impurity levels.  Data is from composite samples selected for metallurgical testing during mid-2005.

Table 16-4:  Metallurgical Impurity Levels (Preliminary Information)
Impurities	Range
Sulfur: total sulfide	1.2 to 3.4%
Carbon: total organic carbon	0.17 to 0.29%
Carbonate Level	6.4 to 12.7%
As (arsenic)	1000 to 6000 ppm
Sb (antimony)	85 to 300 ppm
Pb (lead)	7 to 16 ppm
Zn (zinc)	58 to 160 ppm
Cu (copper)	29 to 58 ppm
Mn (manganese)	40-275 ppm
Hg (mercury)	60 to 100+ ppb

Table 16-1 contains the most significant results of Chemex Met analyses performed during August 2005 on Pinson high grade gold samples.  The information presented is preliminary in nature and in all likelihood does not represent all the mineralized material present.  Sufficient data does not exist at this time to ensure that all potential concerns have been identified for the various mineralized material types.

16.4.1                      Laboratory Classification of Metallurgical Mineralization Types

Although the current assumption is that most mineralized material at Pinson is refractory, some non-refractory mineralized material is anticipated during exploitation of the mineralized zones.  If encountered, the underground mineralized material will have to be classified accordingly.  Results from metallurgical tests on samples taken form the Ogee zone where the exploration adit cut the mineralization were favorable to direct cyanidation methods.

The results of laboratory shake leach tests should be used to classify selected metallurgical composites as “direct leach”, “autoclave-leach”, or “roast-other” types of mineralized material.  The actual gold extraction values at which ore types will be defined will need to be set by utilizing results of additional metallurgical work and the toll milling contract.  Generally a  greater than 85% Au extraction by the NaCN shake test would constitute “direct leach” material, given no presence of activated carbon.  Levels of TOC (total organic carbon) higher than 0.2% are tested for preg-robbing activated carbon.  The high gold recoveries suggest preg-robbing carbon is not significant although more studies should be performed when the metallurgical program continues.  If gold extraction is less than 85% by the NaCN shake test and over greater than 85% by the HNO3/NaCN shake test, it would be defined as “autoclave-leach” type material.

If the HNO3/NaCN extraction is far less than 85%, and is not much improved over the NaCN shake leach extraction, then the presence of deleterious carbon or gangue encapsulated gold is indicated.  In this case, the mineralized material would be classified as “roast-other”.

Table 16-5:  Preliminary Summary of Classification of Mineralized Material
Composites	Material type		NaCN/ FA %	HNO3/ NaCN/ FA %	TOC
	Visual	Test

Range Front Zone
RF_Met-1 (33941)	Oxide	Autoclave - Leach	53	95	0.19
RF_Met-2 (33942)	Sulfide	Autoclave - Leach	61	99	0.17
RF_Met-4 (34259)	Sulfide	Direct Leach	89	88	0.26
CX Zone
APCX-204	Sulfide	Direct Leach	94	95	0.12
APCX-211	Sulfide	Direct Leach	85	96	0.18
APCX-219	Sulfide	Autoclave - Leach	60	89	0.27
APCX-226	Sulfide	Autoclave - Leach	42	81	0.75
AMW-002 (P2895 B)	Oxide	Autoclave - Leach	77	93	0.35
Ogee Zone
OG004-1	Mix	Direct Leach	102		0.3
OG004-2	Mix	Autoclave - Leach	62		0.29
OG004-3	Mix	Autoclave - Leach	76		0.18
OG004-4	Mix	Direct Leach	91		0.18
OG010-2	Mix	Autoclave - Leach	55		0.54
OG010-3	Mix	Direct Leach	91		0.32
OG010-1	Oxide	Direct Leach	86		0.21
OG013-1	Oxide	Autoclave - Leach	42		0.34
OG013-2	Mix	Direct Leach	93		0.22
OG015-2	Mix	Autoclave - Leach	61		0.24
OG015-3	Mix	Autoclave - Leach	44		0.32
OG017-1	Mix	Autoclave - Leach	11		0.31
OG017-2	Mix	Autoclave - Leach	72		0.39
OG017-3	Mix	Autoclave - Leach	66		0.17
OG017-4	Mix	Autoclave - Leach	69		0.23
OG018-1	Oxide	Autoclave - Leach	78		0.44
OG018-2	Oxide	Autoclave - Leach	82		0.65
OG019-1	Oxide	Autoclave - Leach	78		0.26
OG021-1	Oxide	Autoclave - Leach	81		0.36
OG022-1	Sulfide	Autoclave - Leach	18		0.06
OG022-2	Sulfide	Autoclave - Leach	74		<0.05
OG-Met-1 (RR+LR)	Oxide	Autoclave - Leach	83	93	0.29

Visual inspection of the samples was recorded to determine if grade control could be predicted visually.  From the results of all zones it appears that assays will be required for both grade control and determination of processing procedure.

Of note with the Dawson Metallurgical test work is the development of a hot nitric leach procedure mentioned above that allows for quick determination of a composite’s amenability to autoclave treatment.  The procedure is detailed in the October 28, 2005 Test Report by Dawson and appears to be an excellent inexpensive method to determine mineralized material types.  A very high correlation (0.93 R squared) was obtained by using the procedure and directly comparing to bench top autoclave tests.  This test has been applied to OG-Met-1 sample with the remainder of Ogee samples to be tested.

16.5           Planning and test work – general

Further metallurgical testing will be necessary to fully characterize the metallurgy of Pinson ore-types and the distribution of the ore-types within the resource zones.

17.0           Mineral Resources Estimates

Mineral resource estimates completed in March 2005 for the CX and Range Front zones were made from 3-dimensional block models generated using commercial mine planning software (MineSight).  Surpac was utilized for the revision of the upper Range Front zone above the 4200-level where drilling since the March 2005 resource estimate has been carried out.  A new 3-demensional block model was constructed utilizing Surpac for the new resource calculation within the Ogee mineralized zone.  Both the revision of the Range Front and the new calculation for the Ogee are discussed in Section 17.14 of this report that compares and contrasts the March 2005 resource with the revised resource for the Range Front and summarizes the Ogee zone’s calculations. No revision of the CX zone resource was completed as part of this technical report update.

The project limits are based on a local Pinson mine grid system initially developed during mine operations some years back.  The mine grid is not rotated and the origin (point 10,000N, 10,000E) is located at 478,294.7E, 4,553,517.9N in the UTM Zone 11, North American Datum of 1927 coordinate system.  The mineralized zones occur roughly between 8,500E to 11,000E, 9,500N to 13,500N and 2,500 ft to 5,500 feet in elevation.  The project limits are described in more detail in Section 17.9.

A series of vertical cross sections, oriented approximately perpendicular to the general trend of the mineralized zones, are utilized for viewing the deposits in cross section.  This series of 40 sections, numbered 5300NE through 9300NE, are oriented at an azimuth of 120 degrees and are spaced at 100 ft intervals as shown in Figure 17-1.

Figure 17-1:  Rotated Vertical NW-SE Cross-Sections

The mineral resource estimate was generated from drill-hole sample assay results and a geologic model that relates to the spatial distribution of gold.  Individual domains, reflecting distinct zones or types of mineralization, have been defined and interpolation characteristics have been defined for each domain based on the geology, drill-hole spacing and geostatistical analysis of the data.  The degree of confidence in the resources have been classified based on the proximity to sample locations and/or surface exposures and are reported, as required by NI 43-101, according to the CIM standards on Mineral Resources and Reserves.

This report includes estimates for mineral resources.  The reader is cautioned that the mineral resources are not mineral reserves and therefore do not have any demonstrated economic viability at the present time.  Additionally, the reader must recognize that the resource estimate is based upon a series of preliminary assumptions and does not represent an economic analysis for this project or for the mineral resources tabulated above.  Atna has used industry standard methods and general cost estimates from operating mines in Northern Nevada, with similar type gold grade and mineralized material, exploitation methods, metallurgy, and milling characteristics to formulate the revised resource estimate with a base case of 0.20 oz/ton cutoff.

17.1           March 2005 Resource Calculation

17.1.1                      Geologic Model, Domains and Coding

17.1.1.1                      Geologic Model

The CX and Range Front are two sub-parallel fault zones that are separated by approximately 600 feet and dip to the southeast at about 55 degrees.  These fault zones range in thickness from 30 to over 300 feet and average approximately 150 feet.  The majority of the fault is relatively barren of mineralization; however, it does host a distinct, somewhat dendritic web or zone that is highly enriched in gold.  The nature and distribution of the mineralization is thought to result from solutions that passed through the “path(s) of least resistance” depositing microscopic gold in the receptive host.

Grade estimations conducted without a distinct internal HG domain boundary would result in the averaging of high and low grade samples throughout the fault zone resulting in a large but low-grade model.  This contradicts the nature and distribution of the gold seen in both open pit exposures and in the drill holes.

The enriched, or high-grade (HG), portion of the fault zone is often defined by the presence of silica (veins), pyrite, or the visual identification of traces of orpiment, realgar, stibnite and/or cinnabar.  Unfortunately, the various vintages of drilling on the property has resulted in a database that, in areas, lacks the details such as the identification of these trace minerals.  As a result, it is difficult to produce a geologic model of the HG portion of the fault zone based on the available geological information.

Therefore, in order to reproduce the natural distribution of the mineralization within the fault zones, a separate HG zone domain has been developed through a combination of geostatistical applications and geologic interpretation of the sample data.  This approach has resulted in a grade model that closely reflects the trends observed in the surface exposures and the drilling results.

17.1.1.2                      Domains and Coding

The geologic model for the Pinson gold-bearing zones has been developed in two stages.  Initially, the CX and Range Front fault zones have been developed based on the geologic logging information.  Second, the high-grade portions within the fault zones are defined through a combination of geostatistical and manual methods.

The CX and Range Front fault zones have been identified in drill holes based on information defined in the drill logs.  This process included a review of core photos (where available) and re-logging of stored core/cuttings from historic drill holes where required.

The fault zone intervals were displayed along the drill-hole traces and the subsequent geologic interpretation based on this data was conducted on cross sections.  The interpreted sectional polylines were then linked to produce 3-dimensional wireframe solids.  The CX and Range Front fault zones are shown in cross section in Figure 17-2 and in an isometric view in Figure 17-3.

It should be noted that geologic model has been extended above the current surface topography in the area of the CX pit.  The information gained from including the mined-out portion of this zone enhances the estimation of the remaining CX resource.  The final contained resource in this zone is limited to the current topographic surface.

Figure 17-2:  Cross Sectional View of CX and Range Front Fault Zones

Figure 17-3:  Isometric View of CX and Range Front Fault Zones

Following the generation of the fault zones, the high-grade gold-bearing domains (HG zone) were defined as follows.  The drill-hole samples were composited to standard 5-foot sample lengths (this step is described in more detail in section 15.4).  Samples contained within the fault zones were evaluated both visually and statistically (described in detail in section 17.5) and an indicator threshold of 0.1 opt Au was selected to define the HG portion of the fault zone.  Samples within each of the faults were assigned a value of zero (0) if the grades were below 0.1 opt Au and a value of one (1) if the grade was above 0.1 opt Au.  Probability estimations were then conducted defining the likelihood of the presence of the HG zone located within the fault zone boundaries.  The indicator probabilities within blocks are estimated using an inverse distance weighting (IDW) technique with search directions controlled by “relative elevations” as described below.

Although the CX and Range Front fault zones occur as relatively planar structures, local undulations exist as shown in Figures 17-2 and 17-3.  Based on drilling data and surface exposures, the HG zones located within the host fault zones show undulations and local branching, or bifurcation, into multiple zones.  The indicator probability estimates using regular ellipse-oriented IDW or ordinary kriging (OK) methods resulted in very planar distributions that are not representative of the true nature of the HG zones.  The “relative elevation” (RE) approach assigns temporary elevation values to both drill-hole composites and the model blocks, relative to the location with respect to a 3-D surface.  Then, during the resulting estimation, the search orientation is controlled by the shape of the designated surface.  Note that similar results could be achieved by splitting the deposit into a number of individual domains, each with a unique search ellipse or set of variogram parameters.  However, this would be a difficult and potentially inaccurate approach due to the relative lack of sample data over some portions of the deposit.

The controlling surfaces for the Range Front estimation were initially interpreted on cross sections defining the general trend of the HG sample intervals with respect to the overall shape of the host fault zones (Figure 17-4).  The interpreted lines were joined to form 3D surfaces, one for the CX zone and one for the Range Front zone.  The relative elevations with respect to these surfaces were then assigned to the composite samples and model blocks and the indicator probabilities were estimated for each of the two zones.  Figure 17-5 shows a comparison of the indicator probability distributions resulting from the relative elevation method versus a regular ellipse oriented IDW estimate (note that the probability distribution resulting from an OK application produces very similar results to the regular ellipse oriented IDW estimate).  Figure 17-6 shows a similar comparison, in cross section, from the Range Front zone.

500 feet
5000
4500
4000
3500
Drill Hole Indicators
(within fault zones):
<0.1optAu
>0.1optAu
Interpreted trend of
high-grade zone
within fault zones
Range Front
Fault zone
CX Fault zone
Section 6900NE

Figure 17-4:  Sectional View of HG Zone Trends Within Fault Zones

Plan 4240ft Elev.
Regular ellipse oriented
IDW estimation
Range Front zone
CX zone
Indicator Probabilities
blocks >0.1optAu
<10%
20
30
40
50
60
70
80
>90%
9000 E
9500 E
10000 E
10500 E
11000 E
13000 N
12500 N
12000 N
11500 N
11000 N
10500 N
10000 N
9500 N
Plan 4240ft Elev.
Relative Elevation
oriented IDW
estimation
Range Front zone
CX zone
Indicator Probabilities
blocks >0.1optAu
<10%
20
30
40
50
60
70
80
>90%

Figure 17-5:  Comparison of Indicator Probability Estimation Techniques - Plan

Regular ellipse oriented IDW estimate
Relative elevation oriented IDW estimate
5500
5000
4500
4000
3500
3000
Limits of Range Front fault zone
Drill Hole Indicators:
<0.1optAu
>0.1optAu
Indicator Probability blocks >0.1optAu
<10%
20
30
40
50
60
70
80
>90%
Section 7700NE

Figure 17-6:  Comparison of Indicator Probability Estimation Techniques - Section

A series of probability grade shells were produced from the block indicator probability estimates.  A “grade shell” is essentially a 3-dimensional contoured surface that envelops volumes at defined threshold limits.  Probability grade shells were produced from 25% to 50% probability limits at 5% increments.  The probability shells were then compared to the original gold assay data on section and plan.  In general, the probability shells performed well in areas with relatively high sample density.  However, in areas where the drill-hole spacing increases (typically at depth) or where the HG zone became quite narrow, the probability shells did not consistently represent the continuity of the zone.  Ultimately, the 30% probability shell for the CX zone and the 35% shell for the Range Front zone were selected as the best fit with the sample data.

Some minor modifications were made to the probability shells as follows.  The lower portion of the CX zone shell, which is not bounded by additional drilling, was limited to a distance of 170 feet from a drill hole (Figure 17-7).  In addition, a thin zone on the north part of the shell was manually added to more accurately represent the continuity encountered in the drilling in this area.

Figure 17-7:  CX High-Grade Zone Modifications

Several additions were made to the Range Front probability grade shell in areas where the indicator approach was not able to reproduce the continuity of the narrow portions of the deposit.  These are shown in Figure 17-7.  As in the CX zone, the lateral extent of the grade shell in mineralized areas not bounded by additional drilling, but was limited to a distance of 150 feet from a drill hole.

5000
4500
4000
3500
3000
Original 35% probability grade shell
5000
4500
4000
3500
3000
Zones added representing narrow but continuous HG mineralization
Zone clipped at 150ft from drill hole
Modified grade shell zone

Figure 17-8: Range Front HG Zone Modifications

The geologic domains are summarized in Table 17-1.

Table 17-1:  Summary of Geologic Domains
Domain	Code#	Description
CX Fault	ZONE=1	CX Fault zone
RF Fault	ZONE=2	Range Front Fault zone
CX HG Zone	HGZNE=1	Portion of CX fault>0.1 opt Au
CX LG Zone	HGZNE=2	Portion of CX fault <0.1 opt Au
RF HG Zone	HGZNE=3	Portion of Range Front fault>0.1 opt Au
RF HG Zone	HGZNE=4	Portion of Range Front fault <0.1 opt Au

17.2           Available Data

The exploration and production history on the Pinson property dates back over more than 50 years and as a result, there is a rather extensive drill-hole database consisting of almost 3000 holes.  The resource estimate described in this report is based on the information provided from a total of 401 drill holes that are in close enough proximity to the CX and Range Front zones to have an influence on the resource modeling.

In the Phase 1 program, Atna Resources drilled a total of 31 holes during its 2004/05.  During 2005 and 2006 Atna drilled an additional 57 surface drill holes and 48 underground holes that are incorporated into the revisions of the resource estimate for the Range Front and the new Ogee resource calculation (see Section 17.14, 17.15, and 17.16 of this report).

The total length of drilling in the 401 holes utilized in the March 2005 resource estimate is 236,219 feet, of which 52 holes are diamond drill (DD) cored holes and the remaining 349 are reverse circulation (RC) holes.  Note that in an effort to reduce costs, many of the recent Atna holes were pre-collared and cased using a reverse circulation drill rig with a conversion to DD prior to intersecting the target fault zone.  Although RC drilling comprises approximately 85% of the holes in the database, the majority of this type of drilling is limited to the shallow upper-portion of the deposits as shown in Figures 17-9 and 17-10.  As a result, the diamond drilling results contribute more in relation to the overall resource estimation.  It is estimated that DD holes cover approximately 65% of the lateral extent of the CX zone and approximately 85% of the area of the Range Front zone.

Figure 17-9:  Distribution of Drill Holes by Type - CX Zone

Figure 17-10:  Distribution of Drill Holes by Type – Range Front Zone

Samples in the database which were analyzed but returned values below the detection limit were assigned values equal to one half the detection limit.

There are a total of 45,121 samples analyzed for gold in the database.  The majority (89%) of the sample intervals are a standard length of 5 feet; however they range from a minimum of 0.2 feet to a maximum of 82 feet.  These large intervals are composite samples collected from primarily rotary holes in areas where gold mineralization is not anticipated.

The presence and location of the CX and Range Front fault zones has been identified from drill log data, core photos or re-logging of stored core, in a total of 209 holes in the database.  The fault domains have been developed from the information provided by these drill holes.  The remaining 192 holes in the database intersect one of the fault zones but the actual location of the fault in the hole cannot be confirmed (i.e. It is not clearly identified in the drill logs, there are no photos of the core and there is no material stored from these holes).

17.3           Compositing

Compositing of drill-hole samples is performed in order to standardize the database for further statistical evaluation.  This step eliminates any bias related to the sample length that may exist in the data.

As stated previously, the vast majority (89%) of the original sample intervals are 5 feet in length.  As a result of this fact, the composite length was also selected at 5 feet.  The reason for this is that the underlying nature of the data is retained in the composited data, where the selection of a longer composite length introduces some smoothing, which may mask some of the natural features of the data.

Drill-hole composites are length-weighted and have been generated “down-the-hole” meaning that composites begin at the top of each hole and are generated at 5-foot intervals down the length of the hole.

Prior to compositing, the original drill-hole samples were “speared” with the fault ZONE domain solids.  This step tags each sample interval with the appropriate ZONE-code designation (ZONE=1 for the CX fault and ZONE=2 for the Range Front fault zone).  These contacts are then honored during compositing (i.e. composites begin and end at the ZONE domain boundaries).

Several holes were randomly selected and the composited values were checked for accuracy.  No errors were found.

17.4           Exploratory Data Analysis

Exploratory data analysis (EDA) involves the statistical evaluation of the database in order to quantify the characteristics of the data.  One of the main purposes of this exercise is to determine if there is evidence of spatial bias which may require the separation and isolation of domains during interpolation.  The application of separate domains prevents unwanted mixing of data during interpolation and the resulting grade model will better reflect the unique properties of the deposit.  However, use of domain boundaries in areas where the data is not statistically unique may impose a bias in the distribution of grades in the model.

A domain boundary, which segregates the data during interpolation, is typically applied if the average grade in one domain is significantly different from that of another domain.  A boundary may also be applied where there is evidence that there is a significant change in the grade distribution across the contact.

The various domains that reflect differing styles and distribution of gold mineralization in the deposit are listed in Table 15-1.  The drill-hole composites have been speared with these domains prior to statistical analysis.  EDA evaluation of these domains includes basic statistics, contact profiles, histograms and log-probability plots.

17.4.1                      Basic Statistics by Domain

The basic statistics of samples contained within the CX and Range Front fault zones are summarized in Table 17-2.

Table 17-2:  Drill-hole Sample Statistics by Fault Zone
Gold (opt)	CX Fault	Range Front Fault
Total #/ft samples	6,750/33,661	2,665/13,269
Min	0.0001	0.0001
Max	1.840	2.337
Mean	0.030	0.037
Std Dev	0.095	0.122
(Statistics based on 5-foot drill-hole composite samples, weighted by sample length)

Table 17-3:  Drill-hole Sample Statistics by HG/LG Portion of Fault Zone
Gold (opt)	CX HG Zone	CX LG Zone	RF HG Zone	RF LG Zone
Total #/ft samples	564/2,819	6,186/30,842	248/1,228	2,415/12,041
Min	0.0005	0.0001	0.0009	0.0001
Max	1.840	1.305	2.337	1.054
Mean	0.241	0.011	0.295	0.011
Std Dev	0.220	0.031	0.277	0.035
(Statistics based on 5-foot drill-hole composite samples, weighted by sample length)

The results from the tables above indicate that the Range Front zone is slightly higher grade than the CX zone.  Although the physical extent of the Range Front zone is larger, the CX zone has more contained samples due its higher density of drill holes.

Note that the low-grade (LG) portion of the fault zones contains several relatively high-grade samples (they are described in more detail in section 15.7 of this report).  These were considered somewhat anomalous during the development of the HG zone domains because they could not be included in the interpretation with any degree of confidence.  Therefore, at present, they remain outside of the HG zone domain.  The understanding of these intervals is expected to improve with additional drilling and it is anticipated that they may add to overall resource in the future.

17.4.2                      Contact Profiles

The nature of grade trends between two adjacent domains is evaluated using the contact profile which graphically displays the average gold grades at increasing distances from the contact boundary.  Contact profiles that show a marked difference in grade across a domain boundary, are an indication that the two data sets should be isolated during interpolation.  Conversely, if there is a more gradual change in grade across a contact, the introduction of “hard” limitations to the data (i.e. segregation during interpolation) may result in very different trends in the grade model – in this case the change in grade between domains in the model is often more abrupt than the trends seen in the raw data.  Finally, a flat contact profile indicates no grade changes across the boundary.  Here, the segregation of the data, or the lack of separation (i.e. “hard” vs. “soft” domain boundaries) will produce similar results in the model.

The very nature of the construction of the CX and Range Front HG zones produces domains which differ in grade from the surrounding host.  The contact profile shown in Figures 17-11 and 17-12 clearly show the change in gold grade across the HG zone boundaries.

0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
Au opt
High-Grade zone domain
Remaining low-grade samples in CX fault
-47.5
-42.5
-37.5
-32.5
-27.5
-22.5
-17.5
-12.5
-7.5
-2.5
2.5
7.5
12.5
17.5
22.5
27.5
32.5
37.5
42.5
47.5
distance from contact (ft)

Figure 17-11:  Contact Profile of CX HG vs. LG Domains

0.5
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
Au opt
High-Grade zone domain
Remaining low-grade samples
in Range Front fault
-48 -38 -33 -28 -23 -18 -13 -7.5 -2.5 2.5 7.5 12.5 17.5 22.5 27.5 32.5 37.5 42.5 47.5
distance from contact (ft)

Figure 17-12:  Contact Profile of Range Front HG vs. LG Domains

17.4.3                      Histograms and Log-Probability Plots

The sample data contained in the various domains is displayed in a series of histograms and probability plots (Figures 17-13 through 17-24).

The histograms of the fault zones as a whole show very skewed distributions of data.  However, once separated, the HG vs. LG histograms are, as expected, significantly different.  The log-probability plots for the fault zones (Figure 17-19 and Figure 17-22) exhibit subtle breaks in the slope of the distribution at a grade of 0.1 opt Au.  This feature is more evident in the Range Front fault.

This break is accentuated when the HG and LG data is viewed separately.  For example, Figure 17-20 shows the distribution of samples inside the CX HG zone.  There are a series of samples below the 0.1 opt Au threshold for the HG zone that show a very different distribution trend when compared to the higher-grade samples.  These low-grade samples represent narrow intervals which are bracketed by higher-grade material and are the result of generalizations made during the interpretation of the HG domain boundaries.  It is expected this mixing of domains will be reduced with additional detailed drilling information.

Figure 17-13:  Histogram of Gold in CX Fault Zone

Figure 17-14:  Histogram of Gold in CX HG Zone

Figure 17-15:  Histogram of Gold in CX LG Portion of Fault Zone

Figure 17-16:  Histogram of Gold in Range Front Fault Zone

Figure 17-17:  Histogram of Gold in Range Front HG Zone

Figure 17-18:  Histogram of Gold in Range Front LG Portion of Fault Zone

Log-Probability Plot CX Fault Zone
1.00
0.10
0.01
Grade Auopt
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
Frequency

Figure 17-19:  Log-Probability Plot of Gold in CX Fault Zone

Log-Probability Plot CX HG Zone
Grade Auopt
1.00
0.10
0.01
1 2 5 10 20 30 40 50 60 70 80 90 95 98 99
Frequency

Figure 17-20:  Log-Probability Plot of Gold in CX HG Zone

Log-Probability Plot CX LG Zone
0.10
0.01
Grade Auopt
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
Frequency

Figure 17-21:  Log-Probability Plot of Gold in CX LG Portion of Fault Zone

Log-Probability Plot RF Fault Zone
1.00
0.10
0.01
Grade Auopt
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
Frequency

Figure 17-22:  Log-Probability Plot of Gold in Range Front Fault Zone

Log-Probability Plot RF HG Zone
Grade Auopt
1.00
0.10
0.01
1
2
5
10
20
30
40
50
60
70
80
90
95
98
99
Frequency

Figure 17-23:  Log-Probability Plot of Gold in Range Front HG Zone

Log-Probability Plot RF LG Zone
Grade Auopt
0.10
0.01
1 2 5 10 20 30 40 50 60 70 80 90 95 98 99
Frequency

Figure 17-24:  Log-Probability Plot of Gold in Range Front LG Portion of Fault Zone

17.4.4                      Conclusions and Modeling Implications

The results of the EDA indicate that the HG zones in the CX and Range Front fault zones are truly distinct in nature and should be isolated from the lower-grade material during the grade estimation process.  This conclusion is best supported by the results of the contact profile analysis and the log-probability distributions of the data.

17.5           Bulk Density Data

There are no individual bulk density values available in the drill-hole database from which to conduct interpolation estimations in the block model.  Historical data derived from the production experience at the Pinson mine indicates an average bulk density tonnage factor of 13 cubic feet per ton of material.  This value has been retained for this resource estimation.

17.6           Evaluation of Outlier Grades

The presence of extreme sample grades was evaluated on the histograms and log-probability plots shown in Figures 17-11 through 17-21.  There are few indications of anomalous values other than a few data points in the upper grade range of the Range Front LG portion of the fault zone (a domain which is not included in the final resource summary).

A decile analysis of the data was also conducted in order to identify the possible existence of anomalous values. If the top-decile of the database contains more than 40% of the contained gold, or there is more than twice the contained gold than the previous (9th) decile, then some form of top-cutting may be required and the data must then be evaluated on a finer (percentile) scale. At this stage, if there is>10% of the contained gold in a single percentile bin, or there is more than twice the contained gold than the previous bin, then some form of top-cutting may be required. The proportion of gold in the HG and LG domains of the CX and Range Front zones is summarized in table 17-4.

Table 17-4:  Proportion of Contained Gold in Decile/Percentile of Samples
	Percent of contained gold (%)
Decile/Percentile	CX HG zone	CX LG Zone	RF HG Zone	RF LG Zone
80	15.2	18.8	15.1	16.0
90	31.4	68.3	32.0	73.1
98	4.4	9.1	4.7	10.2
99	5.3	21.3	5.3	23.0

The results in the table above show that there are no anomalous values in the two HG domains. There are 7 samples in the CX HG zone which are greater than 1 opt Au, 5 of which are less than 1.1 opt Au. The other two samples (at 1.82 and 1.84 opt Au) are from drill hole RHA-1567 and are in a thick area of mineralization with lots of proximal samples. As a result, the overall effect of these two high-grade samples on the resource is minimal.

The Range Front HG zone has 5 samples which exceed 1 opt Au. These samples were found to be supported by adequate additional proximal samples and it is felt that no action with respect to top-cutting is required.

Both LG domains contain several high-grade samples which are considered anomalous. As stated previously, these are relatively high-grade samples which do not conform to the interpretation of the HG domain. Based on the current understanding of the nature of the HG zone, these intervals are probably interconnected with the main HG portion of the deposit but this interpretation cannot be supported by the current density of drilling. Therefore, these few intervals are essentially excluded from the resource estimate and are assigned to the LG zone. The LG composite samples have been top-cut to a value of 0.25 opt Au. This involves a total of 9 samples in the CX LG zone and 5 samples in the Range Front LG zone.

17.7           Variography

The degree of spatial variability in a mineral deposit depends on both the distance and direction between points of comparison. Typically, the variability between samples increases as the distance between samples also increases. If the degree of variability is related to the direction of comparison, then the deposit is said to exhibit anisotropic tendencies which can be summarized with the search ellipse. The semi-variogram is a common function used to measure the spatial variability within a deposit.

The components of the variogram include the nugget, sill and range. Often, samples compared over very short distances (even samples compared from the same location) show some degree of variability. As a result, the curve of the variogram often begins at some point on the y-axis above the origin – this point is called the “nugget”. The nugget is a measure of not only the natural variability of the data over very short distances but also a measure of the variability that can be introduced due to errors during sample collection, preparation and assaying.

The degree of variability between samples typically increases as the distance between the samples becomes greater. Eventually, the degree of variability between samples reaches a maximum value. This is called the “sill” and the distance between samples at which this occurs is referred to as the “range”.

The spatial evaluation of the data in this report has been conducted using a correlogram rather than the traditional variogram. The correlogram is normalized to the variance of the data and is less sensitive to outlier values, generally giving better results.

Correlograms have been produced from the 5-foot composite drill-hole sample data for the CX HG and Range Front HG domains using the commercial software program Sage 2001 (Isaacs and Co). Multidirectional correlograms were generated at 30o intervals both horizontally and vertically resulting in a total of 37 sample correlograms in which an algorithm determines the best-fit model. The sample correlograms are summarized in Table 17-5.

17.8           Model Setup and Limits

Although the CX and Range Front zones are only separated by about 600 feet, two separate block models were initialized in order to minimize their size and thus, reduce calculation and manipulation times. Both models utilize the same block size (10x10x10 ft) and both models have been rotated by 30 degrees which approximately aligns it with the general trend of the zones and reduces the total number of blocks in the model.

The limits and orientation of the CX block model are shown in Figure 17-25.

Table 17-5: Variogram Parameters
Domain	Nugget	S1	S2	1st Structure			2nd Structure
				Range (ft)	AZ	Dip	Range (ft)	AZ	Dip
CX HG	0.550	0.181	0.269	461	4	-3	837	180	22
				157	96	-32	571	73	37
				9	89	58	40	113	-45
RF HG	0.500	0.483	0.015	195	94	22	688	8	23
				146	203	38	626	227	61
				8	341	44	305	106	16

Figure 17-25:  CX Zone Block Model Limits

The CX zone model limits are summarized in Table 17-6.

Table 17-6:  CX Zone Block Model Limits
Direction	Min	Max	Size (ft)	#Blocks
X	0	1800	10	180
Y	0	2600	10	260
Z	3400	5200	10	180
(Origin 8500E, 9500N rotated 30 degrees from north)

The limits and orientation of the Range Front block model are shown in Figure 17-26 and are summarized in Table 17-7

Figure 17-26:  Range Front Zone Block Model Limits

Table 17-7:  Range Front Zone Block Model Limits
Direction	Min	Max	Size (ft)	#Blocks
X	0	2200	10	220
Y	0	2700	10	270
Z	2600	5600	10	300
(Origin 8100E, 11200N rotated 30 degrees from north)

17.9           Interpolation Parameters

The block model grade interpolation, by ordinary kriging (OK), was conducted using hard-boundary code matching within the Zone domains. This means that the block grade estimations within each domain were restricted to drill-hole samples located within that domain.

The results of the OK estimation were compared with the Hermitian (Herco) polynomial change of support model (also referred to as the Discrete Gaussian correction, this method is described in detail in Section 17.11.2) utilizing a series of pseudo grade/tonnage distribution curves. Modifications were made to the krige interpolation parameters until the desired results were obtained.

The CX and Range Front OK models have been generated with a relatively limited number samples in order to match the Herco distribution. This approach reduces the amount of smoothing (averaging) in the model and, while there may be some uncertainty on a localized scale, this approach produces reliable estimations of the recoverable grade and tonnage for the overall deposit.

The interpolation in each zone was conducted using a search ellipse oriented sub-parallel to the general trend of the mineralization. The CX zone uses a search ellipse measuring 700x700x100 feet oriented at an azimuth of 40 degrees and dips –60 degrees SE. The Range Front zone uses an ellipse measuring 900x900x100 feet at an azimuth of 15 degrees and –65 SE dip.

The interpolation parameters used for the OK estimate are summarized in Table 17-8.

Table 17-8:  Interpolation Parameters for Ordinary Krige Estimates
Domain	Search						# Comps
	Range (ft)			Orientation (AZ,Dip)			Max/Min per Blk/
	X	Y	Z	X	Y	Z	Max per hole
CX HG	700	700	100	130,-60	40,0	310,-30	6/3/2
RF HG	900	900	100	105,-65	15,0	285,-25	12/4/3

For comparison purposes, grade estimates were also conducted using both the inverse distance (IDW) interpolation method and a nearest neighbor (NN) distribution. Note that the IDW estimates were also “tuned” in comparison with the Herco grade/tonnage distribution.

As stated previously, the resource estimation is summarized within the HG zone domains. However, the gold content in the low-grade portion of the fault zones has also been estimated for the purposes of dilution studies in future mine design evaluations. The LG zone estimations were made using the relative elevation IDW method used in the indicator probability estimates described in section 17.2.2 of this report.

The IDW interpolation parameters are summarized in the table below.

Table 17-9: Interpolation Parameters for IDW Estimates
Domain	Search						# Comps
	Range (ft)			Orientation (AZ,Dip)			Max/Min per Blk/
	X	Y	Z	X	Y	Z	Max per hole
CX HG	700	700	100	130,-60	40,0	310,-30	16/5/4
RF HG	900	900	100	105,-65	15,0	285,-25	30/6/5
CX LG	700	700	700	Relative to gold zone trend			20/1/4
RF LG	900	900	900	Relative to gold zone trend			20/1/4

17.10                      Validation

The resource model results were validated in several ways including a thorough visual review of the results, comparisons with the change of support model, comparisons with other methods and grade distribution comparisons using swath plots.

17.10.1                      Visual Inspection

Detailed visual inspection of the block models has been conducted in both cross section and plan. This includes the proper coding and percentage of blocks with respect to the respective domains. The distribution of block grades were also compared relative to the drill-hole samples in order to ensure proper representation in the model. Examples of cross sections showing the drill-hole and block model grade distributions are shown in Figure 17-25 for the CX zone and Figure 17-26 for the Range Front zone. Complete sets of cross sections through the models are included in Appendix 17-3 of the December 2005, Sedar filed, 43-101 Technical Report.

17.10.2                      Model Checks for Change of Support

The relative degree of smoothing in the block model estimates were evaluated using the Discrete Gaussian of Hermitian Polynomial Change of Support method (described by Journel and Huijbregts, Mining Geostatistics, 1978). With this method, the distribution of the hypothetical block grades can be directly compared to the estimated (OK and IDW) model through the use of pseudo-grade/tonnage curves. Adjustments are made to the block model interpolation parameters until an acceptable match is made with the Herco distribution. In general, the estimated model should be between 5-10% higher in tonnage and 5-10% lower in grade when compared to the Herco distribution at the projected cut-off grade. These differences account for selectivity and other potential ore-handling issues which commonly occur during mining.

The Herco distribution is derived from the declustered composite grades that have been adjusted to account for the change in support as one goes from smaller drill-hole composite samples to the large blocks in the model. The transformation results in a less skewed distribution but with the same mean as the original declustered samples. Note that the standardized block variance values resulting from the correlogram-based OK estimate are multiplied by the variance of the declustered composite data to obtain relative block variances used in the Herco analysis.

Comparisons between the krige/IDW and Herco models are shown for the CX and Range Front HG zones in Figures 17-27 and 17-28.

Figure 17-27:  CX HG Zone Drill Hole and Block Grade Distribution

Figure 17-28:  Range Front HG Zone Drill Hole and Block Grade Distribution

100
80
60
40
20
0
1.0
0.8
0.6
0.4
0.2
0.0
% of Tons
Grade Auopt
Krige
IDW
Herco
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
Cut-off Auopt

Figure 17-29:  CX HG Zone Krige/IDW/Herco Plots

% of Tons
Grade Auopt
Cut-off Auopt
100
80
60
40
20
0
1.0
0.8
0.6
0.4
0.2
0.0
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
Krige
IDW
Herco

Figure 17-30:  Range Front HG Zone Krige/IDW/Herco Plots

The results show good correlation at a typical cut-off limit for an underground operation of between 0.2 and 0.3 opt Au. The separation of the lines at higher cut-offs are an indication that the OK model may underestimate the higher-grade portions of the deposit and, conversely, the IDW model may slightly overestimate the higher grades.

17.10.3                      Comparison of Interpolation Methods

The OK, IDW and NN models are tabulated for comparison purposes in Table 15-10.

Table 17-10:  Comparison of Interpolation Methods
Cut-off	OK Model		IDW Model		NN Model
(Auopt)	kTons	Au opt	kTons	Au opt	kTons	Au opt
CX Zone :
0	2,052	0.25	2,052	0.24	2,052	0.24
0.15	1,718	0.27	1,744	0.26	1,149	0.36
0.2	1,404	0.29	1,242	0.29	880	0.41
0.25	982	0.32	658	0.35	687	0.46
0.3	419	0.39	397	0.40	514	0.53
RF Zone :
0	4,298	0.32	4,298	0.33	4,298	0.31
0.15	4,251	0.33	4,215	0.34	3,167	0.38
0.2	3,952	0.34	3,903	0.35	2,499	0.44
0.25	3,145	0.36	3,157	0.38	2,099	0.48
0.3	1,908	0.42	2,131	0.43	1,539	0.55

The variance on gold grades in the OK and IDW models is less generally than 5% at all cut-off limits. Local variances in tonnage and grade occur primarily at depth, where the drill-hole spacing increases.

17.10.4                      Swath Plots

A swath plot is a graphical display of the grade distribution derived from a series of bands, or swaths, generated in several directions through the deposit. The grade variations from the OK and IDW models are compared using the swath plot to the distribution derived from the declustered (NN) grade model.

On a local scale, the NN model does not provide reliable estimations of grade but, on a much larger scale, it represents an unbiased estimation of the grade distribution based on the underlying data. Therefore, if the OK and IDW models are considered unbiased, their grade trends may show local fluctuations on a swath plot but, the overall trend should be similar to the NN distribution of grade.

Swath plots have been generated for the gold grade distribution in both the CX HG zone, shown in Figures 17-31, 17-32 and 17-33 and the Range Front HG zone shown in Figures 17-34, 17-35 and 17-36. It should be noted that the 50-foot wide swaths have been applied to the rotated block model. Therefore, the X-axis increments in the plots are listed by swath number, rather than actual mine grid coordinate values.

[redacted]
0.5
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
Swath # (50ft vertical swaths W to E through model)
Krige IDW NN

Figure 17-31:  Swath Plot CX HG Zone, East-West

[redacted]
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
Krige IDW NN
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43
Swath # (50ft vertical swaths S to N through model)

Figure 17-32:  Swath Plots CX HG Zone, North-South

0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
Auopt
Krige
IDW
NN
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
Swath # (50ft horizontal swaths top to bottom through model)

Figure 17-33:  Swath Plot CX HG Zone, Vertical

[redacted]
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
1
3
5
7
9
11
13
15
17
19
21
23
25
27
29
31
33
35
Krige IDW NN
Swath # (50ft vertical swaths W to E through model)

Figure 17-34:  Swath Plot Range Front HG Zone, East-West

0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
Auopt
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49
Swath # (50ft vertical swaths S to N through model)
Krige IDW NN

Figure 17-35:  Swath Plot Range Front HG Zone, North-South

0.6
0.5
0.4
0.3
0.2
0.1
0
Auopt
Krige IDW NN
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51
Swath # (50ft horizontal swaths top to bottom through model)

Figure 17-36:  Swath Plot Range Front HG Zone, Vertical

There are local fluctuations which tend to increase in intensity at depth or along the fringes of the deposits where the drilling spacing tends to increase. In general, the results are similar between the models with no indications of significant grade bias.

17.11                      Resource Classification

A common method used in the classification of mineral resources involves geostatistical methods that define categories based on the confidence limits of the estimation. Measured resources are defined as material in which the predicted grades are within ±15% accuracy on a quarterly basis, at a 90% confidence limit. In other words, there is a 90% chance that the predicted grades for a quarter-year of production will be within ±15% of the actually achieved production grades. Similarly, Indicated resources include material in which the yearly production grades are estimated with ±15% accuracy at the 90% confidence limit.

The method is based on the large sample normal theory that assumes that as the grade estimations from smaller blocks are combined into larger ones, the errors of the estimation become normally distributed (as described by B. Davis, 1997). The steps in generating the classification parameters for the CX and Range Front zones are described as follows.

This exercise assumes a nominal daily production rate from either of the zones of 500 tons per day which equates to a monthly production rate of approximately 15,000 tons per month. At an average tonnage factor of 13 cubic feet per ton, a block measuring 60x60x60 feet represents approximately one month of production (16,600 tons).

A block equal in size to the volume of one month’s production is created and the kriging variance is determined using a series of theoretical drill holes at intervals averaging 50, 100 and 200 foot spacing. The calculations are done over a series of drill-hole grids in order to evaluate the variation in the results with respect to the spacing of the drill data.

The correlogram used to determine the kriging variance in the large block is derived from the actual gold sample data which has been composited to 5-foot intervals (Table 15-5). Because the correlogram was used, the normalized block kriging variance (a variable which is output from the OK run) was standardized to the underlying data by multiplying by the square of the coefficient of variation (CV=std dev/mean from the original 5 ft composite data).

The relative standard error for a quarter year of production is determined by taking the square root of the standard block variance divided by three (i.e. divide by 3 for a quarter-yr of production or divide by 12 in order to determine the error for a full year of production). Finally, the 90% confidence limit is determined by multiplying the relative standard error by 1.645. The results of the exercise are listed in Table 16-11 and shown in graphical form in Figure 17-37.

Table 17-11:  Quarterly and Yearly Confidence Limits Determination
DH	Norm OK		Std.	Relative Std. Error		Conf. @ 90% Limit
Spacing (ft)	Blk.Var.	(CV)sqd	Blk.Var.	Qtr	Year	Qtr	Year
CX Zone:
200	0.1569	0.833	0.1307	0.2088	0.1044	34.3%	15.2%
100	0.0546	0.833	0.0455	0.1233	0.0616	20.3%	10.1%
50	0.0409	0.833	0.0341	0.1068	0.0533	15.6%	8.8%
Range Front Zone:
200	0.1035	0.886	0.0915	0.1549	0.0874	28.8%	14.4%
100	0.0761	0.886	0.0674	0.1499	0.0750	24.7%	12.3%
50	0.0371	0.886	0.0329	0.1047	0.0523	15.2%	8.6%

Accuracy at 90% Conf Limits (+/-%)
30
25
20
15
10
5
0
50
100
200
Drill Hole Spacing (feet)
CX Qtr
CX Year
RF Qtr
RF Year

Figure 17-37: Confidence Limits Distribution by Drill-hole Spacing

The results of the exercise are very similar for both the CX and Range Front zones. A quarter of a year of production can be estimated at +/-15% accuracy at the 90% confidence limit with drill holes spaced at approximately 35-foot intervals (projected from the trends exhibited in Figure 17-37). Similarly, one year of production can be estimated at the same confidence levels with drill holes spaced at 175-200 foot intervals. (Note that an even grid of drill holes spaced at 200- foot intervals would result in the maximum distance from a block in the model to a drill-hole sample location of 125 feet).

Some additional factors that were considered in the designation of classification parameters are summarized as follows:

•
The Pinson deposits are geologically similar to others in the area and the mode of formation is well understood. The nearby Getchell deposit base its classification on the spacing of drill holes. Measured resources vary (by zone) from between 50-100 feet. Indicated resources are defined by drill holes spaced at 150-foot intervals.

•
The CX Zone was in operation and is currently exposed on surface in the walls and floor of the CX pit. This exposure provides information regarding the nature and continuity of the zone and greatly increases the degree of confidence in this portion of the deposit.

Ultimately, the classification definitions are based on the confidence in the continuity of the mineralization and are expressed based on the distance and proximity to the drill-hole sample locations. The upper portion of the CX zone has been upgraded to a higher classification due to its exposure on surface.

Typically, a strict numerical classification based on “distance to” protocols can produce minor patches or islands of blocks within large continuous zones of a different class. Retaining these “artifacts” inflicts a certain degree of clutter and confusion when visually reviewing the distribution of resource classes in the model. Secondly, the locally complex class designation gives an impression of detail or complexity in the designation which is often not supported by the current density of drilling. Therefore, some local generalizations were made – manually re-classified in order to produce a cleaner and more consistent class distribution. These manual changes are described as follows. The CX zone “measured” criteria (3 holes within an average distance of 75 feet) included zones which extended below 300 feet below surface – these areas were reclassified (downgraded) as indicated material. The original contact between indicated and inferred material in the Range Front zone was somewhat ragged in places and was more clearly defined through some minor manual reclassification. Ultimately, these changes are considered relatively minor and are implemented to make the various class designations more clearly defined and more visually apparent.

The resource classification parameters are defined as follows.

Measured Resources:  Material located within the high-grade domain which meets the two criteria as follows: Blocks which have been estimated by a minimum of three drill holes within an average distance of 75 feet and, second, which are within a maximum distance of 300 feet from surface exposures created during previous production activities. This includes only material in the vicinity of the CX pit.

Indicated Resources:  Blocks which do not meet the criteria for measured resources but include material located within the high-grade zone in which grades have been estimated by a minimum of three drill holes within a maximum average distance of 125 feet.
Inferred Resources:  The remaining blocks in the high-grade zone which do not meet the criteria for measured or indicated resources. Internally, this is based on drill holes with a maximum spacing of 400 feet in the CX zone and up to 600 feet in the Range Front zone. On the peripheries of the deposit, which is not “closed” by drilling, the resource extends a maximum distance of 150 feet from a drill hole.

The distribution of resources by class in the CX and Range Front zones is shown in Figures 17-38 and 17-39.

5000
4500
4000
3500
Measured
Indicated
Inferred
(Isometric view at 290 degrees)
250 feet

Figure 17-38:  CX Zone Resource Classification

Figure 17-39:  Range Front Zone Resource Classification

17.12                                             Economic and Technical Parameters Used for March 2005 Resource Analysis

For purposes of the March 2005 resource analysis, generalized economic and technical parameters have been estimated for the Pinson project in order to project the relative scale of the potential economic viability of a potential operation and it’s contained mineral resources.  It is important to recognize that this is a series of initial assumptions and does not represent an economic analysis for this project.  As a result, this report contains only mineral resources and does not include mineral reserves for the Pinson deposits.

The key economic and technical assumptions, parameters and methods used in this report are primarily derived from proximal existing operations in the Pinson area.  Many of the mines in Northern Nevada exhibit similar gold grades and mineralized material type, exploitation methods and metallurgical characteristics.  The key assumptions are listed as follows:

1.
Underground mining utilizing underhand, drift-and-fill exploitation methods. Cost estimated at US$50/ton of ore mined (inclusive of backfill costs).  These costs are based upon the Company’s initial negotiations of contract rates for mining and development work with Small Mine Development (“SMD”).

2.	Access to the mineralized zones will be via ramp/decline beginning from the bottom of the existing CX-pit floor.
3.	The daily production rate from the combined Range Front and CX zones is estimated to b e 700 tons per day.
4.	Carlin-type, refractory gold ore (similar to Getchell, Meikle, Jerritt Canyon, Deep Star mines), with recoveries estimated to be 93%.
5.
Processed by toll milling at third-party mill (Newmont’s Twin Creeks, Gold Quarry, or Lone Tree mills; Barrick’s Goldstrike complex; and/or Queenstake’s Jerritt Canyon mill).  Toll milling costs are estimated to be between $23 and $25/ton milled, including transportation.  This is based on initial discussions between Atna and the third-party operators and assumes that 100% of Pinson ore will require either autoclave or roaster processing.

6.	Site indirect and administrative costs (General and Administrative costs) are estimated to be approximately $7/ton.
7.	Projected gold price of $400/oz.

The “base case” cut-off grade is calculated as follows:
Mining ($50/t) + Milling ($25/t) + G&A ($7/t) = total operating cost of $82/ton
Gold price of $400/oz / 34.286 = $11.67/gram

Total Cost / gold price:        $82/t / ($400/34.286)
Recovery:                (93/100)
               ----------------------------
               =7.56g, or 0.22optAu

(Base case cut-off rounded to 0.20opt Au in tables)

17.13                      March 2005 Mineral Resources

The mineral resources are summarized for the CX zone in Table 17-12, the Range Front zone in Table 17-13 and for both zone combined in Table 17-14.

Table 17-12:  March 2005 Mineral Resource, CX Zone
Category	Cut-off (Au opt)	Tons (000)	Grade (Au opt)	Contained Au (koz)
Measured	0.15	445	0.27	119
	0.20	319	0.30	97
	0.25	213	0.34	73
	0.30	130	0.39	50
Indicated	0.15	502	0.28	143
	0.20	427	0.30	130
	0.25	278	0.34	96
	0.30	156	0.40	63
Measured + Indicated	0.15	947	0.28	262
	0.20	746	0.30	226
	0.25	490	0.34	169
	0.30	286	0.40	113

Inferred	0.15	770	0.27	205
	0.20	658	0.28	185
	0.25	491	0.30	148
	0.30	134	0.36	48
(Base case cut-off grade = 0.20opt Au)

Table 17-13:  2005 Mineral Resource, Range Front Zone
Category	Cut-off (Au opt)	Tons (000)	Grade (Au opt)	Contained Au (koz)
Measured	0.15	0	0	0
	0.20	0	0	0
	0.25	0	0	0
	0.30	0	0	0
Indicated	0.15	811	0.32	257
	0.20	721	0.33	241
	0.25	582	0.36	210
	0.30	429	0.39	167
Measured + Indicated	0.15	811	0.32	257
	0.20	721	0.33	241
	0.25	582	0.36	210
	0.30	429	0.39	167

Inferred	0.15	3,440	0.33	1,127
	0.20	3,231	0.34	1,088
	0.25	2,562	0.37	936
	0.30	1,479	0.43	642
(Base case cut-off grade = 0.20opt Au)

Table 17-14:  2005 Mineral Resource, Combined CX and Range Front Zones
Category	Cut-off (Au opt)	Tons (000)	Grade (Au opt)	Contained Au (koz)
Measured	0.15	445	0.27	119
	0.20	319	0.30	97
	0.25	213	0.34	73
	0.30	130	0.39	50
Indicated	0.15	1,313	0.30	400
	0.20	1,148	0.32	371
	0.25	860	0.36	305
	0.30	585	0.39	230
Measured + Indicated	0.15	1,758	0.30	519
	0.20	1,467	0.32	467
	0.25	1,073	0.35	379
	0.30	715	0.39	281

Inferred	0.15	4,211	0.32	1,332
	0.20	3,889	0.33	1,273
	0.25	3,054	0.36	1,084
	0.30	1,612	0.43	690
(Base case cut-off grade = 0.20opt Au)

17.14                      2007 Resource Revision

From February to May 2007, resource estimates for the Range Front and Ogee zones were revised and estimates calculated for the CX-West fault zone utilizing both surface and underground drill results obtained after completion of the March 2005 calculation and through the end of Atna’s Phase 2 program in June 2006.  This revision includes all analytical results from the Phase 1 and 2 programs as well as all data available from previous operators.  Atna completed an additional 56 surface drill holes during Phase 2, including reverse circulation rotary holes (RC), RC pre-collared holes with diamond core-tails, and holes drilled entirely with diamond drilling. Underground diamond drilling included 7 holes drilled in the Range Front zone, 35 holes completed in the Ogee zone, and 6 holes in the CX-West fault zone. Complete details of the Phase 2 drilling are discussed in Section 11 of this report.

At the time of Barrick Gold’s decision to exercise their back in rights (April, 2006), several underground drill holes were in progress targeting the Range Front and CX-West fault zones, and assays from numerous holes from the CX-West, Range Front, and Ogee zones were pending. This additional information was received after the announcement in an April 2006 press release that contained a revision to the March 2005 estimate discussed in section 17.1 to

17.13 of this report. Geologic interpretations regarding distribution of gold grade and structures in the hanginwall of the upper range front zone have also changed significantly since the March 2005 estimate. This new information requires a revision to the resource estimates made earlier in the Upper Range Front, and Ogee zones, and an estimate to be created on the CX-West fault zone.

Beccause the deepest drill hole on the Range Front zone during Atna’s Phase 2 program intersected the fault above the 4190-foot elevation, no revision has been made in the lower Range Front zone below the 4200-foot elevation.

17.14.1                      Resource Estimation Method

The commercial software package Surpac Vision 5.2c, was utilized in all resource revisions and calculations in 2007.  Methodologies followed standard practice for generating a geologic based estimate and included the following steps;
1.
The generation of two different oriented, 1:1200 scale, cross section sets with interpreted geology and mineralization (grade shell domains) were constructed from drill intercepts at a 0.1 opt cut. A 0.10 opt cut was chosen as it represents greater than the 90th percentile (0.072 opt) of all assays contained in the three zone domains, and it was roughly half the value of the proposed 0.2 opt cut based on preliminary economics as outlined in section 16.

2.	Digitizing and 3D modeling of both cross section sets with comparison and modifications made to generate a single, uniform 3 dimensional model of the geology and mineralization.
3.
Slicing of the geologic and mineralization models into 30-foot bench level elevation plans. This step checked the accuracy of section interpretations, with adjustments made to geologic and mineralization models where necessary.

4.
Grade shells (0.1 oz/ton or above) were further modified at the plan level to meet the following criteria: Grade shell boundaries were drawn halfway between drill holes meeting the 0.1 opt cutoff and those that were either barren, or contained intercepts at less than the 0.1 opt cutoff. This rule applied to drill spacings of 600 feet or less. In areas where drill densities were greater than 600 feet, or where margins of the grade shells could not be constrained by drilling, grade shells were drawn at no greater than 150 feet from the closest drill hole.

The purpose of utilizing grade shells is to constrain geologically the interpolation by Surpac to the higher-grade portions of the fault zones where confidence in the geologic continuity of mineralization was high. This approach, rather than a statistical approach, was taken because drill density and underground geology exposures has led to greater understanding on mineralizing controls than was available in previous in the March 2005 estimates. The grade shells apply constraints on the software in two different ways.  First, drill intercepts for interpolation are hard coded. That is, drill hole intercepts spearing the grade shell solid were extracted from the data base using a 3DM (solid) - drill hole intersection routine. Drill hole assays were then extracted from these intercepts and composited to 5-foot lengths. The result being a series of 5 foot assay samples contained entirely within the grade shell for each drill hole intersecting the solid. Secondly, the grade shells form a boundary preventing the estimation algorithm from utilizing samples outside of the shell for interpolating grade of blocks within the shell. These grade shells can be considered as “domains” and were used to prevent the program from incorporating assay samples which would not be representative of mineralization occurring within a particular domain.

5.	Drill hole intercepts were extracted based on the grade shells and assays for each hole were composited using a down hole method on 5-foot widths.

6.
A preliminary data analysis was completed on the composited assays for each grade shell. This procedure is done to identify multiple populations due to different structural orientations, and outlier grade values. Although it is not truly desirable to cap outlier grades, those outlier grades may, if not sufficiently constrained by drilling, tend to overestimate tons and grade.

7.
A single Block model was constructed covering the three zones (Range Front, Ogee, and CX-West) being estimated. Each zone was, however, inbterpolated separately using the grade shells as constraints and using unique search parameters as guided by  structural orientation within the zones.

8.
The method used for the 2007 resource estimation to interpolate block grades for all three zones is inverse distance weighted (IDW) to the 3rd power. Surpac uses a 3 axis search ellipsoid for all estimation methods that modifies the search based on bearing, dip, plunge, and modifies distance weights for samples differently depending on anisotropy ratios of the search ellipse.

17.14.2                      Data Analysis

Statistical evaluation of the composited assay data was completed for each grade shell zone to determine basic data characteristics, evaluate potential for multiple populations of data, and determination of outlier values as outlined in Sections 17-4 and 17-6. Determination of multiple populations and outliers is critical in the Range Front and Ogee zones where structures of differing orientations control mineralization. Summary statistics and data evaluations are provided separately for each grade shell (domain) in Table 17-15, and Figures 17-40 to 17-45. For purposes of data evaluation, all less than detection limit gold values were converted to 0.0001, and all missing intervals where no assay was taken were handled as null values (ie. ignored – as if no samples were taken) in the program.

The larger sample sizes obtained from the Ogee zone and the CX-West zone are due to the inclusion of blast hole data that exists for mineralization, as defined by drilling, past production, and geology, that can be incorporated into the grade shells for both zones. The blast hole data was used to help interpolate grade from prior production into the upper reaches of the CX-West and Ogee mineralized zones at and below pit level. Grade estimates for blocks above the bottom pit levels were eliminated and have not been included in the grade and tonnage calculations.

Table 17-15:  Drill-hole Sample Statistics by Fault Zone
Gold (opt)	Range Front Fault	Ogee Zone	CX-West Fault
# samples	421	823	913
Min	0.0001	0.0001	0.0001
Max	2.479	3.036	0.909
Mean	0.309	0.364	0.212
Std Dev	0.310	0.415	0.181
90th percentile	0.743	0.790	0.486
(Statistics based on 5-foot drill-hole composite samples.)

17.14.2.1                      Range Front zone data analysis

Figure 17-40 is a histogram of gold grades with a cumulative probability curve superimposed for the Range Front grade shell. Basic statistics for figure 17-40 are given in Table 17-15. The distribution of grades is highly skewed with potential outliers above 1.5 opt Au. Raw data for the range front zone shows most gold values within the grade shell to fall between 0.1 and 0.48 opt (80th percentile), with about 18% of the assays occurring above 0.55 opt. Figure 17-41 shows a histogram of the same values that have been transformed using natural log function. In Figure 17-41, the histogram shows a normal histogram curve, while the cumulative frequency curve shows a typical shape for a set of samples coming from a single population. Potential outliers occur above 1.25 opt Au in this histogram. As outlined in Section 17.6, a decile analysis shows 32% of the gold contained in the Range Front grade shell occurs above the 90th percentile, with 20% of the gold occurring in assays from the 80th percentile (0.480). Visual inspection of the intercepts show a uniform and widespread distribution in all grade ranges, including those above 1.0 opt, and sufficient assays and drilling surrounding the high grade assays (>1.0 opt Au) support the higher grade zones. The statistical analyses and visual observations indicate that no top cutting be required for the range front zone.

Figure 17-40: Range Front Cummulative Probability

Figure 17-41: Range Front Cummulative Frequency Curve

17.14.2.2                        Ogee zone data analysis

Figure 17-42 is a histogram of gold grades with a cumulative probability curve superimposed for the Ogee grade shell. Basic satistics for Figure 17-42 are given in Table 17-15.  The distribution of raw gold grades is highly skewed with potential outliers above 1.15 opt Au. Raw data for the Ogee zone shows most gold values within the grade shell to fall below 0.500 opt (3rd quartile). Figure 17-43 shows a histogram of the same values that have been transformed using natural log function. In Figure 17-43, the histogram shows a normal histogram curve, while the cumulative frequency curve shows a typical shape for a set of samples coming from a single population. Potential outliers occur above 1.5 opt Au in this histogram As outlined in Section 17.6, a decile analysis shows 38% of the gold contained in the range front grade shell occurs above the 90th percentile (0.790 opt Au), with 16% of the gold occurring in assays from the 80th percentile (0.551 opt Au). Visual inspection of the intercepts show a uniform and widespread distribution in all grade ranges, including those above 1.0 opt, and with sufficient drilling surrounding the high grade assays (>1.0 opt Au) to support and constrain the interpolation of higher grades. The statistical analyses and visual observations indicate that no top cutting be required for the Ogee zone.

Figure 17-42: Ogee Cummulative Probability

Figure 17-43: Ogee Cummulative Frequency Curve

17.14.2.3                        CX-West zone data analysis
Figure 17-44 is a histogram of gold grades with a cumulative probability curve superimposed for the CX-West grade shell.  Basic statistics for Figure 17-44 are given in Table 17-15.  The distribution of raw gold grades is moderately skewed with a more normal distribution apparent in the raw data than for both Range Front and Ogee zones. Grade for the CX-West is significantly lower (0.212 opt Au versus 0.309 opt Au for the Range Front and 0.364 opt Au in the Ogee). Raw data for the CX-West zone shows most gold values within the grade shell to fall below 0.320 opt (3rd quartile). Figure 17-45 shows a histogram of the same values that have been transformed using natural log function. In Figure 17-45, the histogram shows a strong normal histogram curve, while the cumulative frequency curve shows a typical shape for a set of samples coming from a single population. Several potential outlier samples above 0.568 opt Au are present in the histogram of raw data. As outlined in Section 17.6, a decile analysis shows 28% of the gold contained in the range front grade shell occurs above the 90th percentile (0.486 opt Au), with 19% of the gold occurring in assays from the 80th percentile (0.348 opt Au). Visual inspection of the intercepts show a uniform and widespread distribution in all grade ranges, including those above .50 opt, with sufficient drilling surrounding the high grade assays to support and constrain the interpolation. The statistical analyses and visual observations indicate that no top cutting be required for the CX-West zone.

1000
900
800
700
600
500
400
300
200
100
0
frequency
0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1
class

GOLD (raw)

Figure 17-44: CX-West Cummulative Probability

Figure 17-45: CX-West Cummulative Frequency Curve

17.14.3  Block model parameters

Parameters for the block model covering the Range Front, Ogee, and CX-West grade shells are given in Table 17-16. The block model was created using 10-foot x 10-foot x 10-foot blocks with no rotation to the orientation of the model. Calculation of individual block grades within the model was done by separately constraining interpolations to the 0.1 opt Au grade shell solids for each zone. In other words, each zone was calculated separately using the grade shell as a constraint and using search parameters specific to the configuration and statistics for each zone.

For purposes of this resource estimate, separate search ellipses were created for each of the Ogee, Range Front, and CX-West zones. Search ellipse parameters were calculated for each grade shell by guiding the search along mineralizing controls and intersection zones as defined by geology. Ellipsoid parameters for each zone were generated by aligning the major and semi major axis parallel to the two longest dimensions of the mineralized domain (usually along strike and down dip of the controlling structures, with plunges oriented parallel to dominant plunges of intersection zones. Where two controlling structures are present, such as in the Ogee zone, the major and semi-major axis were aligned along the trend of the potential intersection trend. Distribution of mineralization down dip and along strike are generally equal in all zones such that the anisotropy ratios for the major and semi-major axis were set at 1:1, with the major/minor anisotropy set at 1:4. Table 17-17 show the search ellipse parameters used for each grade shell zone.

Table 17-16:  Block Model Parameters
Parameter		Minimum	Maximum
Model size	Easting	8500	10850
	Northing	10350	12400
	Elevation	4000	5200
Block size		10’ x 10’ x 10’
Descritisation values		2 x 2 x 2
Rotation		Not rotated

Units for easting and northing are Pinson Local Mine grid coordinates.

Table 17-17: Search Ellipse Parameters
	Axial rotations				Anisotropy ratios
zone	bearing	plunge	dip	search radius	Major/Semi-major	Major/Minor
Upper RF	55	-67	-65	400	1	4
Ogee	50	-80	88	400	1	4
CX-West	68	0	84	400	1	4

Visual inspection of grade distribution within the block model was made on a section-by-section basis and on levels on a plan-by-level plan basis. Block grades were visually compared to drill assay values, both in terms of grade estimation and distribution, near and between drill holes. The visual inspection showed no irregularities in the block model estimations.

17.15                      2007 Resource Estimates

Grade and ton estimates calculated for the Range Front, Ogee, and CX-West zones used a partial percentage value contained in the block model. The partial percentage is a value that reflects, on a volume basis, how much of the block is contained in the grade shell. The program calculates tons by multiplying expected tons for the block by this percentage to get the number of tons actually contained in the shell. For purposes of this resource estimate, the calculation was limited to blocks with at least 25% of the block volume contained in the shell. This would emulate a sub-block size of 5-foot x 5-foot x 5-foot for a 10-foot x 10-foot x 10-foot block.

In the Range Front zone, mineral resources were re-calculated for all drilling above 4,190 feet in elevation. The 4,190-foot elevation is the base of densest drilling, where drilling at 200-foot centers or less occurs above, and 400-foot centers or greater falls below this elevation. Additionally, Atna’s Phase 2 program did not drill below this level and therefore there is no new information to incorporate into a revised resource estimate below the 4,190-foot level. For the Ogee and CX-West zones, resource estimates were carried down to levels where similar drill densities generated the highest confidence in the geologic interpretation. In the CX-West zone estimates were cut at the 4,440-foot elevation, and in the Ogee zone at the 3,750-foot elevation. No drilling occurred in the CX resource during Atna’s Phase 2 program and the resource estimate for that zone remain unchanged from the March 2005 estimate.

Resource classifications were made based on distance from drill holes (following the parameters used in the 2005 estimate), but were modified based on density of drilling and rock type. In zones where drill spacings were 200 feet or less, blocks were tagged in the model as measured resources if the nearest drill hole for estimation were less than 50 feet in actual distance from the block, and for indicated resources at less than or equal to 100 feet from the nearest drill hole. Inferred resources were calculated at distances greater than 100 feet. In zones where drill density was greater than 200 feet, all blocks were tagged as inferred resources, with no measured resources calculated. Indicated resources were calculated in zones where drill spacing was greater than 200 feet only if 3 or more holes were drilled on a grouping with separations less than 300 feet.

Rock type played a significant role in classifying resources in the upper Range Front. Particulary in the zone of intense shattering between the Range Front fault and the hanging wall splays that separate Upper Comus Shale from the Lower Comus Limestone. In this area, rock quality is deemed poor and may not provide stable conditions for mining. All resources hosted within the Upper Comus Shale along the Range Front zone have been classified as Inferred for purposes of the estimates in this technical report.

17.15.1   2007 Range Front Resource Estimate

Table 17-18 provides estimates on the classification, average gold grade, and tons for resources in the upper Range Front zone., and Figure 17-46 shows the distribution of grade within the zone.

Table 17-18:  2007 Revised Range Front Resource Estimate
Category	Cut-off (Au opt)	Tons (x 1,000)	Grade (Au opt)	Contain Au (x 1,000 oz)
Upper Range Front Zone (Surface to 4,200-foot level)
Measured	0.20	278.419		116.5
	0.25	228.9	0.461	105.5
	0.30	198.4	0.490	97.2
Indicated	0.20	307	0.391	120.04
	0.25	268	0.416	111.5
	0.30	230.2	0.438	100.8
Measured + Indicated	0.20	585.04	0.404	236.54
	0.25	496.9	0.436	216.6
	0.30	428.6	0.462	198

Inferred	0.20	242.14	0.313	75.8
	0.25	165.6	0.355	58.8
	0.30	110.38	0.397	43.8
Lower Range Front Zone (below the 4200-foot level, March 2005 block model)
Measured	0.2	0	0	0
	0.25	0	0	0
	0.3	0	0	0
Indicated	0.2	226.64	0.356	80.68
	0.25	205.4	0.368	75.6
	0.3	172.2	0.387	66.64
Measured + Indicated	0.2	226.64	0.356	80.68
	0.25	205.4	0.368	75.6
	0.3	172.2	0.387	66.64

Inferred	0.2	2,382.75	0.354	843.5
	0.25	1,914.5	0.375	727.94
	0.3	1,190.2	0.421	501.1
(Base case cut-off grade = 0.20opt Au)

Figure 17-46: Gold grade distribution in the Upper Range Front zone.
Looking Southwest.

17.15.2                      2007 Ogee Zone Resource Estimate

Table 17-19 provides estimates on the classification, average gold grade, and tons for resources in the Ogee zone., and Figure 17-47 shows the distribution of grade within the zone looking northeast along the trend of the the CX-West fault zone. Figure 17-48 shows the Ogee zone grade distribution looking to the north along the trend of the Ogee fault zone.

Table 17-19:  Ogee Zone Resource Summary
Category	Cut-off (Au opt)	Tons (x 1,000)	Grade (Au opt)	Contained Au (1,000 x oz)
Measured	0.20	438.5	0.632	277.1
	0.25	415.3	0.655	272
	0.30	387	0.682	263.9
Indicated	0.20	352.4	0.570	200.9
	0.25	331.7	0.592	196.4
	0.30	315.2	0.608	191.6
Measured + Indicated	0.20	790.8	0.604	477.6
	0.25	746.9	0.626	467.6
	0.30	702.2	0.649	455.7

Inferred	0.20	90.6	0.473	42.8
	0.25	80.7	0.503	40.6
	0.30	73.5	0.526	38.7
(Base case cut-off grade = 0.20opt Au)

Figure 17-47: Gold grade distribution in the Ogee zone
(Looking northeast-along the CX-West fault zone trend)

Figure 17-48: Gold grade distribution in the Ogee zone
(looking south, on strike of the Ogee fault trend)

17.15.3                      CX-West Resource Estimate

Table 17-20 provides estimates on the classification, average gold grade, and tons for resources in the Ogee zone and Figure 17-49 shows the distribution of grade within the zone.

Table 17-20: CX-West Resource Estimate
Category	Cut-off (Au opt)	Tons (x 1,000)	Grade (Au opt)	Contained Au (x 1,000 oz)
Measured	0.2	116.9	0.290	33.9
	0.25	79.8	0.321	25.6
	0.3	39.9	0.368	14.7
Indicated	0.2	40.5	0.270	10.9
	0.25	26.9	0.292	7.85
	0.3	11	0.321	3.5
Measured + Indicated	0.2	157.3	0.284	44.7
	0.25	106.7	0.314	33.5
	0.3	50.9	0.352	17.9

Inferred	0.2	1.07	0.229	.25
	0.25	.23	0.266	.06
	0.3	0	0	0
(Base case cut-off grade = 0.20opt Au)

Figure 17-49: Grade distribution in CX-West Fault
(looking southwest)

17.15.4                      Comparison of March 2005 Estimate with 2007 Estimate

The Phase 2 program was successful in converting 111,000 tons from inferred and indicated into the measured category within the Range Front zone resource.  Significant tonnage in the inferred and indicated categories were eliminated in the upper Range Front zone as drilling showed the upper shale-hosted zones to be less continuous than previously interpreted.  The vast majority of the measured and indicated resources added during the Phase 2 program were due to the discovery and delineation of the Ogee mineral resource and detailed drilling in the Range Front zones. The Ogee, with its higher grades, had the most significant impact on the overall resource grade.  An additional 117,000 tons were added to the measured category with the addition of the CX-West resource. Table 17-21 summarizes the total project mineral resource. Measured plus Indicated resources, at a 0.20 oz/ton gold cut-off, total 2.505 million tons at an average grade of 0.424 oz/ton gold containing 1.063 million ounces of gold. Inferred resources, at a 0.20 oz/ton gold cut-off, total 3.374 million tons at an average grade of 0.340 oz/ton gold containing 1.146 million ounces of gold.

Table 17-21:  Combined Resource Summary (RF, CX, Ogee, CX-West)
Category	Cut-off (Au opt)	Tons (x 1,000)	Grade (Au opt)	Contained Au (x 1,000 oz)
Measured	0.20	1,152.4	0.454	523.2
	0.25	937	0.508	475.6
	0.30	755.3	0.565	426.5
Indicated	0.20	1,353.5	0.399	540.6
	0.25	1110	0.438	485.8
	0.30	884	0.480	525
Measured + Indicated	0.20	2,505	0.424	1,063
	0.25	2045	0.469	960
	0.30	1640	0.520	852.7

Inferred	0.20	3,374.5	0.340	1,146.6
	0.25	2,652	0.364	964.7
	0.30	1,507	0.419	631.7
(Base case cut-off grade = 0.20opt Au)

Comparison of the March 2005 and 2007 resource calculations above the 4200-foot elevation in the Range Front zone is shown in Table 17-22 for the 0.20 oz/ton gold cut-off.  Within all categories, approximately 190,000 tons were eliminated from the block model within this zone.  The reduction in tonnage is due to the re-interpretation of structure and the less pervasive nature of mineralization within the upper Comus shale package, which was only broadly drilled at the end of the Phase 1 effort.  Grades however have increased almost 19% from the March 2005 estimate, going from average grade of 0.318 oz/ton gold to the new estimated grade of 0.378 oz/ton gold.  The program was successful in moving 211,000 tons from the Inferred category into the Measured and Indicated categories, giving a total Measured and Indicated resource of 585,000 tons grading 0.404 oz/ton gold in the Range Front Zone..

Table 17-22:  March/2005 versus 2007 Resource-Upper Range Front
Category	Cut-off (Au opt)	Tons (x 1,000)	Grade (Au opt)	Contain Au (x 1,000 oz)
Measured-2005	0.20	0	0	0
Measured-2007	0.20	278	0.419	116.5
Percent change		+100%	n/a	+100%

Indicated-2005	0.20	374.4	0.343	128.2
Indicated-2007	0.20	307	0.391	120.4
Percent change		-18%	+14%	-6.1%

Inferred-2005	0.20	643.0	0.303	195.3
Inferred-2007	0.20	242.14	0.313	75.8
Percent change		-62.3%	+2.9%	-61.2%

Total-2005	0.20	1,017.4	0.318	323.5
Total-2007	0.20	827	0.378	312.6
Percent change		-18.7%	+18.9%	-3.4%
(Base case cut-off grade = 0.20opt Au)

Appendix 17 includes level plans of the Range Front, Ogee, and CX-West block models which display in greater detail the configuration and distribution of grades within the revised mineral resource estimate which is the subject of this technical report.

18.0           Other Relevant Data

This section discusses the preliminary analysis of important issues related to the hypothetical development of the Pinson underground mineral resources.  It is included to inform readers of this technical report about the type of mining and development that may occur at the project should all or part of the current mineral resource be successfully converted to proven and probable minable reserves which may be economically extracted.  Readers are cautioned that there are currently no minable reserves at the Pinson Project and there is no assurance that Atna’s work on the project will ultimately result in the conversion of part or any of the current resources to a minable reserve.  Additionally, readers are cautioned that the Pinson resources have not been the subject of an economic evaluation, pre-feasibility study or feasibility study and therefore do not currently have any demonstrated economic viability.

18.1           Potential Mining Methods

A mining method for any underground deposit is selected on the basis of geological modeling of the ore zones to determine width, height, dip angle and overall volume of the modeled ore zones. Other primary factors used in deciding which mining technique will be most effective are the geotechnical characteristics of the host and surrounding rock and general continuity of the ore blocks.  A number of other factors including maximizing productivity, minimizing costs, optimizing of ore reserve recovery, minimizing dilution by waste rock and assuring a safe operating environment are also factored into the decision.

The preliminary analysis of the possible mining method to utilize at Pinson examined the existing Pinson ore bodies mined by open pit methods. This allowed analysis of hanging and footwall rock characteristics, behavior of major fault systems and the general dip of mineral bearing zones. Building on the knowledge of existing data from the two adjacent open pits and adding it to the extensive drilling program discussed in the prior sections has allowed a detailed geologic model to be developed that provides the key elements necessary to select a mining method for the Pinson underground resource, should it be converted into a minable reserve after completion of a feasibility study.

Several of the factors that are defining the Pinson mining method include:
•	It is expected that the mineral zones will generally dip at an angle of 45 to 60 degrees.
•	The ground conditions in the mineral zone are sufficiently broken as to not support large openings.
•	The block modeling is identifying relatively discontinuous pods of high-grade mineralization.

These factors indicate that the mining method must be restricted to a very selective mining method. The preliminary choice mining to employ at Pinson appears to be underhand cut and fill which is the method commonly used at the Getchell underground mine and throughout the Carlin trend in similar geologic environments.

18.2           Preliminary Geotechnical Evaluations

A preliminary geotechnical evaluation was performed by Mr. J. Roland Tosney of Minefill Services, Inc. during November and December of 2005.  The purpose of the evaluation was to assess the Pinson rock mass quality in areas where waste development or ore mining may occur.  Potential mining at Pinson is likely to occur primarily within the Ordovician Comus formation.  The Lower Comus, Upper Comus and mineralized portions of the Comus formation form the preliminary basis for differentiating between the various geotechnical units at Pinson.

As anticipated, the Range Front and CX zone are characterized by “very poor” to “extremely poor” rock mass characteristics (RMR < 30, Q < 0.2) consistent with the fault related deposit geology.  As a result, it is very likely that underhand cut-and-fill will be the most suitable mining method for Pinson.  Based on this information, drift dimensions in the mineralized zone will have a limited span on the order of 10-12 feet in width and height.  It is likely that 2 to 3.5 inches of fiber reinforced shotcrete along with patterned rock bolting on 4-foot centers will be necessary for ground support within open stopes.

Note that drift dimensions will increase and ground support requirements will decrease for waste development work occurring away from fault/mineralized zones, within the more competent areas of the Upper and Lower Comus rock units.  Patterned bolting and screening, consistent with current practices, will likely be sufficient in these areas.

For secondary ore cuts (i.e. cuts excavated beneath cemented rockfill) stope dimensions are determined based on the required strength of the cemented rockfill.  Mining widths under the cemented rockfill are anticipated to be a maximum of15 feet (See backfill section below).

18.3           Potential Drift and Fill Mining Method Layout

Layout of the drift and fill stopes varies dependent upon the shape of the mineralized body to be exploited. In general the panels are designed for maximum length. This usually means drifting in the strike direction of the mineralized zone. The maximum length is considered to be in the 400 foot range at most operations in Nevada in similar environments. Mining in this manner is the most efficient because downtime is decreased between panel completion, backfilling and final surveys. Ideally the first drift is driven along the footwall contact of the mineralized zone. Once the footwall drift is completed and backfilled, a new panel is started toward the hanging wall alongside the footwall drift. Additional parallel drifting will follow until the ore has been extracted up to the hanging wall contact (See Figure 18-1 and 18-2 for examples).

Range Front
Zone
Main Decline
Ogee Zone
CX Footwall Access

Figure 18-1:  Schematic 4500-Level – Range Front and Ogee Zones

Figure 18-2:  Schematic 4700 Level Production Plan – Range Front and Ogee Zones

It is expected that some areas of the hypothetical mine the mineralized zone will have a strike length roughly the same as the length in the dip direction. For this type of drift and fill stoping a different layout is used. The initial panels are driven on either the footwall or hanging wall in mineralized zones. Cross cut panels are then driven on 60° turns from the main access. This angle allows for effective access of equipment but also minimizes potential "nose" pillars. Mining and backfilling is always done on "retreat", from the end of the ore zone out toward the access.

Upon completion of mining and backfilling in an entire work area, the area will be re-accessed by declining in the production access drift.  The back of the newly developed area is the same elevation as the sill of the prior cut, therefore, the back will consist of the compacted, cemented rockfill.  This sequence will be repeated to allow for six separate ore accesses to be developed from one main development drift.  From the main waste declines, working elevations will be established every 90 feet which allows for the six 15-foot high production cuts (See Figure 18-3).

Figure 18-3:  Schematic Production Access Development

A second method may be utilized where sufficiently continuous ore zones when dips are greater than 45 degrees.  In this case longhole stoping and development will be utilized providing improved productivity. While this method provides for more efficient mining it is expected that only 10% to 20% of the mineralized zones would support this method due to wall rock conditions adjacent to the mineral zones.  The Ogee Zone, in particular, may have the geometry and rock conditions conducive to longhole stoping.  The CX zone is also being considered for this type of stoping.

18.4           Description of Potential Mine Development

There are currently four areas that will require access for mining of the Pinson underground mineral resources (if they are successfully converted to mineral reserves), the CX zone, the Range Front zone to the northwest of the CX zone, and the CX-West and the Ogee zones situated between the Range Front and CX mineralized zones.   The zones will be accessed through a series of drifts and declines that start from the 4765 bench of the CX open pit mine (the current exploration drift access portal).

Hypothetically, production ore would be extracted from the stopes using 4-6 yard LHD equipment. Both ore and waste material will be transported in 15 to 25 ton trucks approximately 2,000 to 10,000 feet (dependent upon stope location and elevation) up a +14% incline to the surface. The same trucks will backhaul engineered backfill for the drift & fill stopes that are being backfilled.

The primary production drift for the Range Front mineral zone has been partially developed as part of the Phase 2 exploration project. Additional capital development will be required to develop the required production haulage access drifts, access to the identified stoping areas, secondary escape-way, and additional decline development to access new mine levels. In addition, required support facilities including maintenance shops, substations, lunch rooms, muck bays, would also be necessary prior to production commencing.

Development of hypothetical mine plans and operating conditions suggest that Pinson may be able to attain a production rate averaging 170 tons per day per stope/active working face. This production rate includes time for backfilling as well as downtime over the life of the stope. Short-term rates per stope can be as high as 350 tons per day. For future economic evaluation purposes, the Pinson project should assume that the underground mine would actively work eight drift and fill stopes at all times, 6 to 7 in production and 1 to 2 backfilling. This will provide a total production of approximately 800-1000 tons per day. These rates are comparable to other mines in the area and appear at this point to be potentially achievable given the location and current understanding of the mineral resources.

18.5           Analysis of Ground Support Requirements

Experience gained during the Phase 2 program drifting indicate that the initial drift and fill panels will be supported with 6-foot split set bolts and 6-foot x 9-foot wire panels with 4 inch squares. Ribs are bolted down to within 7 feet of the sill. With the exception of the primary cuts in ore, shotcrete is applied if necessary but is not part of the normal cycle for drift and fill mining.  Once the initial stope is completed and mining starts beneath the backfill, very little mechanical ground support should be required.  When mucking the drift and fill rounds, the loader operator will scrape the back with the bucket to ensure that there are no loose pieces of backfill overhead.

18.6           Required Backfill & Equipment

Initial cement rock backfill requirements have been assessed by Mr. J. Roland Tosney of Minefill Services Inc. (referenced in References section of this report).  Since the initial cuts in ore are envisioned to have moderate-narrow spans, the initial recommendation is to produce backfill meeting an approximate specification of 500 psi compressive strength.  Initial testing of the exposed upper Comus shale unit in the CX-West open pit also indicate this area to be an acceptable source of aggregate for the cemented rockfill.

The backfill will be a rock/cement mixture with cement representing 4-5.5% of the weight. The aggregate will be crushed to approximately -3 inch by an in-pit crushing and screening facility then hauled to a surge pile at the CX Pit floor near the portal entrance.  The aggregate will then be fed by loader to a batch plant located on the 4760 bench of the CX pit where a measured mixture of water and cement will be batched with the aggregate.  Addition of flyash as a substitute for cement is also under consideration.  The backfill is required to produce a compressive strength between 300 - 500 psi to maintain a safe work environment.

The backfill will be mixed near the portal and loaded into trucks for hauling into the mine. The haulage trucks that haul ore or waste out of the mine are then loaded with the backfill material for the return trip underground, maximizing the efficiency of the haulage equipment. The backfill material is discharged into the stope to be backfilled and then jammed into position using a LHD loader with a push plate attached to the front end.

18.7           Dewatering

A dewatering program designed to lower the cone of influence of the existing water table will be conducted prior to mining mineralized zones. Test dewatering was part of the Phase 2 program and was being accomplished with a 200 hp submersible pump via a dewatering well drilled 640 feet deep in the bottom of the CX Pit.  Future plans for deeper development (beyond the 4100-foot level) would require the deepening of the dewatering well to 1200 feet and installing a booster pump at the collar of the well.  An additional back-up well is also being considered which would be drilled and in production prior to deepening the existing well.  The current dewatering system averages 1200 gpm capacity and a groundwater drawdown rate of about 20 feet per month was recorded during the test dewatering program in Phase 2.  Water discharge is via a 12 inch HDPE pipe which transports the water from the well head up a 400 foot vertical rise out of the CX pit then approximately 12,000 feet to an approved temporary discharge point near the Granite Creek drainage channel.  In the future, the fully permitted rapid infiltration basins will be constructed in the Granite Creek alluvial basin and the discharge will be relocated accordingly.

Normal mine water handling will be in the 400 to 600 gpm range, while short-term water handling could reach 2,500 gpm. As the water pockets are localized and can be controlled to a certain degree by grouting and shotcreting, the dewatering plan will be based on a maximum of 400 gpm.  An in-pit settling sump will be constructed to collect, clarify, and then pump the mine water to the approved infiltration basin.

18.9           Infrastructure

18.9.1                      Water Supply

Two existing fresh water wells, located east of the Getchell Road are utilized to supply potable water to the mine site via a buried steel pipe system.  The wells are equipped with 200 HP line shaft pumps which are operated with the use of diesel generator sets.

Additional water supply for fire suppression, dust control, and other onsite activities is contained in a 175,000 gallon water tank, the source of which is supplied by the two fresh water wells.  In the future, APW-1 dewatering well has the potential to become the feed source for all non-potable needs at the mine site in addition to its primary function as a dewatering well.

18.9.2                      Power Supply

A new electrical distribution system was installed in the summer of 2005.  Line electrical power is supplied by Sierra Pacific Power via the existing 120 Kva line that runs northerly along the Getchell Road corridor through the Pinson property.  From the Getchell Road, power is suspended on power poles approximately 1500 feet to the Pinson substation where the power is stepped down to 13.8 Kva.  From the Pinson substation, the 13.8 Kva main power line is routed approximately 5000 feet along power poles to the edge then into the bottom of the CX Pit to an in-pit substation.  From this substation, electrical power is distributed to the underground mine and any mine related facilities on surface requiring power.

All potential surface facilities will utilize the same 13.8 Kva line feed for their respective power needs in the future.

18.9.3                      Buildings

Construction of a new office/dry house/core logging facility commenced in the summer of 2005 and was completed in mid-2006.  The building is 125 feet by 75 feet or approximately 9300 square feet.  This building will house the administrative, operations, and geology staffs as well as function as a shower and change area and training area for the mine crews.

The only two other surface facilities currently under consideration are an onsite lab/sample preparation building and a truck weighing facility to track ore shipments to a third-party toll milling facility.  The need for rapid assay turn-a-round when the mine is in production may dictate the need to have an onsite assay lab, but this determination has not been made to date.  Obviously, the scale-truck weighting facility will be required if the project is taken through feasibility and into commercial production, but is not currently required at this stage of the project.

18.10                      Environmental and Socio-Economic

18.10.1                      Environmental

Pinson Mining Company operated the Pinson Mine from 1980 through cessation of surface mining operations January 28, 1999.  Components of Pinson Mine operations 1980-1999 included ten open pits as well as waste dumps, leach pads, tailings and plant facilities. Figure 18-4 is a map showing the location of the pits and other mine facilities. Pinson Mining Company pursued final permanent closure and reclamation of its components during 1999-2004 and much of the affected areas are at the point of final reclamation bond release. Post-closure monitoring of one reclaimed tailings impoundment, the heap leach pad fluid management system, site groundwater and lakes that formed in the CX and Mag open pits is ongoing and will continue as required by Nevada State regulatory authorities for an extended period and will result in an on-going cost to the project of approximately US$10,000 per year.  Only minor other tasks remain to be completed. Outstanding tasks include completion of administration facility reclamation by burying the administration and reagent storage building foundations, recontouring the administration facility area and performing final revegetation of this area.

Explanation
Active Utilities
Water Wells
Light Post
Telephone Pole
Power Pole
Sewer Line
Leach Field System
Electric Lines
Fences
Roads
Water Lines
Active Hydrant
Water Tanks
Remaining Buildings
Pit Lakes
Inactive Active Utilities
Power Pole Removed
Inactive Pipelines
Tanks Removed
Buildings Removed
Waste Dump
Tailings
MAG Pit
CXW Pit
CX Pit
B Pit
C Pit
A Pit
Leach Pads
Felix Canyon Pit
Blue Bell Pits
Facilities Detail
5500
8000
10500
13000
15500
18000
20500
Atna Resources Inc.
Pinson Project
Mine Facilities

Figure 18-4:  Mine Facilities

Mining operations in the Mag pit and the CX pit intercepted the existing water table and mine dewatering operations were conducted to lower the water table below the lowest working level of the open pits.  Following cessation of surface mining operations and dewatering operations, permanent lakes formed in the bottoms of the two open pits.

The Mag pit lake has approximately 250 million gallons of water impounded and a stable final surface water elevation, subject to seasonal fluctuations resulting from precipitation onto the surface and evaporation from the surface of approximately 4671 ft amsl.  The water in the upper 90 feet of the 130-foot deep lake meets Nevada MCL for drinking water.

Approximately 11 million gallons were impounded in the CX pit lake to a surface elevation of 4714 ft amsl by December, 2005.  The water impounded in the 28-foot deep lake met Nevada MCL for drinking water.

Atna began dewatering the CX pit lake and the surrounding Pinson Fault Shear Zone hydrologic unit December 13, 2005.  The dewatering operations are intended to lower the water level in the shear zone to facilitate underground exploration and mining operations to at least an elevation of 4200 ft amsl.  As of January 1, 2006, dewatering operations were ongoing at a rate of 1150 gpm and the water elevation in the shear zone had lowered 15 ft to 4699 ft amsl over the initial 18 days of dewatering operations.  The CX pit lake was entirely eliminated by the end of January 2006 by virtue of the water level in the Shear Zone being drawn below the 4686 ft amsl floor elevation of the CX open pit.  Cessation of dewatering test work has now allowed the recovery of the pit lake to approximately 4710 amsl.

18.10.2                      Environmental Permitting

Various Federal, State of Nevada and Humboldt County permits are required for authorization to conduct surface and underground exploration and mining operations at the Pinson Underground Project.  The following table identifies those key authorizations and the current status of authorizations.  It should be noted that no new disturbance on Federal lands at the Pinson mine is proposed under current operating plans.

Table 18-1:  Key Permits
TYPE OF PERMIT	STATUS	COMMENTS
Water Pollution Control Permit Pinson Exploration Project	In-place	Modification required for ore production increase.
Water Pollution Control Permit Pinson Infiltration Project	In-place	Authorizes discharge of mine dewatering water to Rapid Infiltration Basins (RIBs).
Water Pollution Control Permit Pinson Post-Closure	In-place	Authorizes post-closure monitoring of previous Pinson mine closed components.
Reclamation Permit for Pinson Mine Exploration Project	In-place	Modification required for underground backfill source disturbance.
Reclamation Permit for Pinson Mine (prior disturbance)	In-place	Authorizes reclamation of disturbances remaining from Pinson Mine operations 1980-2004.
Mining Plan of Operations	In-place	Authorizes operations and reclamation of disturbances 1980-2004 on Federal lands at the Pinson mine.
Class III Air Quality Operating Permit	In-place	Authorizes limited operation of backfill and shotcrete plants, surface area disturbance and genset operation.
Surface Area Disturbance Air Quality Operating Permit	In-place	Authorizes emissions from surface area disturbances remaining from Pinson mine operations 1980-2004.
Class II Air Quality Operating Permit	In-place	Class II AQOP required for increased emissions from backfill and shotcrete plants, crusher, surface area disturbance.
Temporary Authorization to Discharge	In-place	Expires 4/13/06.
Notice-level authorization for monitoring wells on BLM land	In-place	Authorizes construction and use of groundwater monitoring wells downgradient of RIBs.
Mining Storm water General Discharge Permit	Application 2Q06	New general permit covering Atna operations.
Mining Stormwater General Discharge Permit (Pinson mine prior operations)	In-place	Authorizes stormwater discharges from remaining Pinson mine operations 1980-2004.

Table 18-2:  Other Required Permits for Mining
TYPE OF PERMIT	STATUS	COMMENTS
USEPA Hazardous Waste Generator ID Number	Need to be determined	Required if facility generates hazardous waste. May continue to utilize current Pinson Mining Company EPA ID#.
Toxic Release Inventory Facility Identification #	Need to be determined	May not be required if no onsite gold production.
Water Appropriation Permits	In-place	Modification to appropriations may be necessary depending on future dewatering needs. Current appropriations adequate for current and near-term projected needs.
Hazardous Materials Storage Permit	Need to be determined	Authorizes onsite storage of hazardous materials.
Public Water Supply Permit	Need to be determined	Authorizes provision of public water supply if onsite man-hours exceeds 52,000 in a one-year period.
Small Facility Septic System Permit	In-place	Modification approved for hookup of new building to existing system.

18.10.3                      Population, Demographics & Ethnicity

The Humboldt County population base is about 20,000. The most densely populated portion of the county is the town of Winnemucca (pop. 7,500). The median age of Humboldt County residents is significantly younger than most other Nevada counties (early 30s vs. early 40s). The ethnicity of Humboldt County is predominantly Caucasian, and projected to remain that way.

18.10.4                      Employment

Employment surveys by the State of Nevada in May, 2004 indicate total employment in the county is just under 7,000 persons (Nevada Dept of Employment, Training & Rehabilitation, 2004). The employment base in Humboldt County is nearly distributed according to the "80-20" rule: nearly 80 % of the employment is accounted for by 20 % of the employers (Sierra Pacific Economic Development Office, 2004). There are 5 major employers employing over 250 workers each (the school district and several mines), 13 employing over 100 each, and more than 100 other small businesses. Much of the small-business employment is tourist- and gaming-service oriented.

18.10.5                      Workforce Qualifications

The region around Winnemucca has a long history of mining activity. Several world-class or long-lived gold mines operate in a 50-mile radius from Winnemucca, and this fact alone has created a large body of skilled and experienced manpower. A number of contractors are available locally to meet construction and repair needs, supply industrial equipment and parts, and provide onsite technical services including exploration, road construction, excavation, drilling, contract mining, mill operation, and remediation and closure. Those services not immediately available are obtainable from Reno, 175 miles to the west, or from Elko, 150 miles to the east.

19.0           Conclusions

Mineralization located within the CX, CX-West, Ogee and Range Front mineralized zones at the Pinson Mine project represent significant bodies of gold-mineralized rocks with characteristics similar to the economic and productive Carlin-type gold systems currently in production in underground mines located in the Getchell Gold Belt and other districts in Northern Nevada.

Gold mineralization is hosted by the same stratigraphic units hosting the Getchell deposit to the north of Pinson. Pinson’s mineralization has a similar structural control to that present at the Getchell Mine, five miles to the north, occurring within the network of faults making up the horst bounding, Basin and Range fault zone along the southeastern margin of the Osgood Mountains. Gold grades within  the CX, CX-West, Ogee, and Range Front zones are similar to grades at other underground mine properties in the region currently in production and the zones remain open in several directions.

Owing to the vast amount of information existing prior to Atna’s commencement of work at the property and data collected from Atna’s 88 surface and 48 underground drill holes (136 holes total), the geologic understanding of the mineral system’s configuration, structure and stratigraphic control are adequate to support the current resource model contained within this updated technical report.

Drilling is rather wide spread, in the deeper portions of the four gold mineralized zones that are the focus of Atna’s work (CX, CX-West, Range Front, and Ogee). Additional drilling recommended in conjunction with underground development and feasibility work will provide the additional data density required to bring additional portions of the inferred mineral resource into the measured and indicated categories and potentially into mineral reserves, once a mine plan and feasibility study are completed.

Atna’s re-assaying program on the existing pulps from earlier operator’s drilling confirmed the extent and analytical values within industry error standards. Atna’s sampling procedures of both core and reverse circulation drill holes have been conducted according to accepted industry standards.  Logging procedures for both core and cuttings utilize similar approaches and techniques in use by all major mining companies and in the adjacent mine properties. Sample preparation and analysis by Inspectorate America of Reno, Nevada was performed using industry-standard fire assay methods analytical procedures, incorporating blind internal check samples, analytical standards, pulp replicates and blanks to insure reliability and reproducibility.

Atna has a written Quality Assurance and Quality Control procedure in place which includes the insertion of blind certified analytical standards, blank samples, duplicate samples, and replicate assays. The program includes the routine submission of the mineralized pulps to a second laboratory, ALS Chemex, of Reno, Nevada, for replicate analysis. Atna has taken and continues to take adequate quality control and assurance steps to insure the quality of the analytical data on the Pinson Property.

The analytical database utilized to produce the resource model contained within this Technical Report was audited with minor error rates.

Methods utilized to determine the March 2005 resources models for the Range Front and CX mineral zones at the Pinson Project by Robert Sim are consistent with practices in standard use in the industry.  The revised resource models and estimates contained within this technical report for the Range Front, CX-West and Ogee zones are consistent with the original work completed by Robert Sim and follow standards and methods currently utilized in the mining industry.

20.0           Recommendations

The current mineral resource base at Pinson is sufficient to warrant the completion of an economic evaluation, pre-feasibility or feasibility study of the viability of mining these gold resources.  It is recommended that a feasibility study be completed on the currently defined measured and indicated resources with concurrent delineation drilling within the indicated portion of the resource to add additional resources that may also be economically viable and therefore converted to minable reserves during work on the feasibility study. The vast majority of this development drilling will require additional underground platforms to be developed and it is recommended that this work be completed contemporaneously with the feasibility study of the existing mineral resource.

The next phase of development should include the completion of mineral zone access drifts to the Range Front zone on the 4700 level and to the Ogee zone on the 4800 and 4700 levels.  A centralized decline system, located between the two zones, should be advanced to provide mineral zone access below the 4800 level and will enable the establishment of diamond drill stations to delineate deeper portions of the both the Ogee and Range Front zones beyond the current measured and indicated resource.  Upon completion of the mineral zone accesses to the Range Front and Ogee zones, work should include test mining to validate the mining method and ground conditions before adopting the proposed mining method in the feasibility study.

In order to execute the recommendations, the groundwater dewatering system will need to be completed to allow the groundwater table to be pumped below the mine workings ahead of the development of the decline and diamond drill stations.  An in-pit mine water settling sump and a surface infiltration basin (both are currently permitted with regulator authorities) will need to be finished as soon as practical.

If this proposal is adopted, any required permit modifications should be processed as soon as practical.

References

Arehart, G.B., Chakurian, A.M., Tretbar, D.R., Christensen, J.N., McInnes, B.A. and Donelick, R.A., 2003, Evaluation of radioisotope dating of Carlin-type deposits in the Great Basin, western North America, and implications for deposit genesis: Economic Geology, v. 98, p. 235-248.

Benchmark Maps, 2003, Nevada road and recreation atlas: Medford, OR; 95 p.

Bristol, W., 2005, 2006, Internal company memoranda.

Bureau of Land Management (BLM, Winnemucca Field Office), 2001, Granite creek administrative draft environmental assessment N63-EA01-xx, prepared for Pinson Mining Company, 47 p.

Chevillon, V., Berentsen, E., Gingrich, M., Howald, B. and Zbinden, E., 2000, Geologic overview of the Getchell Gold Mine geology, exploration and ore deposits, Humboldt County, Nevada, in Crafford, A.E.J. (ed.). Geology and ore deposits 2000: the Great Basin and beyond: Geological Society of Nevada  Symposium Proceedings, Field Trip # 9, Geology and ore deposits of the Getchell region, Humboldt County, Nevada, p. 113-121.

Cline, J.S., 2004, Introduction to Carlin-type deposits: Soc. Econ. Geologists Newsletter, No. 59 (Oct. 2004), p. 1.

Crafford, E.J., 2000, Overview of regional geology and tectonic setting of the Osgood Mountains region, Humboldt County, Nevada, in Crafford, A.E.J. (ed.). Geology and ore deposits 2000: the Great Basin and beyond: Geological Society of Nevada Symposium Proceedings, Field Trip # 9, Geology and ore deposits of the Getchell region, Humboldt County, Nevada, p. 69-83.

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